No Act

13000234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

Washington, DC 20549

P.E. 12/7/12

January 11, 2013

Matthew Lepore
Pfizer Inc.
matthew.lepore@pfizer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/11/13

Re: Pfizer Inc.
Incoming letter dated December 7, 2012

Dear Mr. Lepore:

This is in response to your letter dated December 7, 2012 concerning the shareholder proposal submitted to Pfizer by Donald J. Perrella. We also have received a letter from the proponent dated December 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Donald J. Perrella
*** FISMA & OMB Memorandum M-07-16 ***

Received SEC

JAN 11 2013

Washington, DC 20549

January 11, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 7, 2012

The proposal requests a review of Pfizer's charitable contributions and political contributions and a report addressing the interrelation of both types of contributions.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Pfizer's proxy materials in 2011 and 2012 and that the 2012 proposal received 4.11 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Joseph G. McCann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

.Dr. Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

via email (shareholderproposals@sec.gov

19 ecember 2012

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. 2013 Annual Meeting
, Omission of Shareholder Proposal of Donald J. Perrella

Ladies and Gentlemen:

I am submitting herewith my opposition to Pfizer's effort to exclude my shareholder proposal (Proposal) from consideration by shareholders at Pfizer's 2013 Annul Meeting. My Pfizer Proposal is:

WHEREAS our company is, most commendably, a leader in corporate charitable giving, and while most recipients are seemingly noncontroversial, some are not, The American Society of Reproductive Medicine which supports, *inter alia,* embryo destruction, clearly a controversial issue and one which is also a major political issue of our day, was given over $100,000 in 2011 and over $100,000 again in 2012. Our company also has supported The New York Stem Cell Foundation, one goal of which is furthering human embryonic stem cell research. Our company also has served as a 2012 Corporate Partner with organizations such as the National Gay & Lesbian Chamber of Commerce (head-quartered in Washington DC) and the Gay, Lesbian and Straight Education Network (headquartered in New York, NY) whose ultimate goals seem to include redefining marriage.

WHEREAS A number of other charitable contributions were for lobbying and political contributions, and so ,were more clearly involved in political matters.

WHEREAS under the Supreme Court decision, *Citizen United,* our company will be given greater latitude in supporting political candidates

RESOLVED: the shareholders request that the independent members of the Board of Directors institute a comprehensive review of Pfizer's charitable contributions and political contributions and issue a report addressing the interrelation of both and how will they serve overall corporate policy

p. 2 MY IIMILAR 2012 MERCK SHAREHOLDER RESOLUTION WAS:

WHEREAS our company has given money to seemingly noncontroversial groups groups like Meals On Wheels, Save the Children, and the Boy Scouts of America. It has also given money to Planned Parenthood - the largest abortion performing organization in the country. gay and lesbian organizations seeking to change the marriage laws of our country and was a sponsor of American Society of Reproductive Medicine, which supports (*inter alia)* human embryo destruction. These later recipients are involved in clearly more controversial issues. some of which are also major political issues of our day.

WHEREAS A number of other charitable contributions wernt to organizations more clearly involved in political matters. For example, we gave money to the Center for Political Accountability for a meeting "regarding the creation of a handbook on corporate political activity," In addition, we gave money to Çongressional Black Caucus Foundation and to Women's policy, Inc. which educates elected officials,.

WHEREAS under the Supreme Court decision, *Citizen United,* our company will be given greater latitude in supporting political candidates

RESOLVED: the shareholders request that the independent members of the Board of Directors institute a comprehensive review of Merck's charitable contributions and political contributions and issue a report addressing the interrelation of both and how will they serve overall corporate policy

1. MY 2012 AND 2013 RESOLUTIONS ARE CLOSELY RELATED

My 2012 Merck Resolution and my 2013 Pfizer Proposal are very similar in style, structure, scope and purpose, and their Resolved clauses are IDENTICAL (except for the corporate name in line 2 of each). Pfizer was aware of my 2012 Merck Resolution before they submitted this matter to the .SEC.

Despite strenuous efforts to omit my Proposal by Merck's Corporate Secretariat, including even the submitting of an exclusion letter with the SEC, **which was not granted**, my Merck shareholder proposal was submitted to shareholders at Merck's 2012 annual meeting. Although it was not passed, it did receive sufficient votes to permit its resubmission in 2013, and that has already been done

I believe Pfizer's actions demonstrate its disdain for efforts by shareholders, particularly, small investors, ,to inform corporate management of shareholder's concerns .

2. MY PFIZER PROPOSAL DIFFERS FROM PRIOR PROPOSALS

p. 3 In Sec. IV B and C, pp. 4-5. Pfizer seeks to exclude my Proposal alleging it is substantially the same subject matter as prior proposals included in Pfizer's proxy materials for years 2011 and 2012. I have never submitted a Shareholder Proposal to Pfizer before my current Proposal. Unlike every prior resolution cited by Pfizer, my Proposal is not concerned with disclosing contributions, or withholding contributions to any specific organization, but with addressing the ***interrelationship* of both charitable and political contributions. This interrelationship, which is the subject matter of my Proposal, istotally absent from every prior proxy statement cited by Pfizer.** As no prior resolution has done this, for this reason, my Proposal differs substantially from the prior proposals cited by Pfizer,.

The Resolved clause of my 2013 Pfizer Proposal is identical to the Resolved clause of my 2012 Merck shareholder proposal except for the corporate name in line 2 of each.. The SEC did not approve Merck's attempt to exclude my 2012 Resolution from the 2012 shareholder meeting. And Merck has not attempted to exclude it from consideration at its 2013 annual meeting, My 2012 Merck shareholder proposal, and my 2013 Merck Proposal are identical, and both are e substantially equivalent ,to my 2013 Pfizer Proposal, Not one of my proposals is is concerned with disclosure of charitable and political contributions, but rather with their **interrelationship,** which is a novel concept. I believe Pfizer's actions demonstrate its disdain for efforts by shareholders to inform corporate management of shareholder concerns regarding their company.

Pfizer's argument in paragraph "C" on page 5 of its letter is based on the premise that my Proposal is substantially similar to a previously submitted proposal that failed to receive sufficient votes in 2012 to permit resubmission for 2013. My Proposal was not submitted last year, has never ben submitted to Pfizer shareholders, and, as shown in the preceding paragraphs, is concerned with the **interrelationship** of two types of contributions. This feature is not shown in any prior Proposal cited by Pfizer and, on inspection, my Proposal clearly is different from any prior proposal cited by Pfizer.

3. PROPOSAL WON'T AFFECT ORDINARY BUSINESS OPERATIONS

Sec. V of Pfizer's exclusion letter begins at the bottom of page 5 and continues to page 7. It says that my Proposal is an attempt to impede management's ability to run the company, to "micro-manage" the company. Nothing could be further from the truth. My Proposal does not approve or disapprove of contributions to any organization, but simply acknowledges the fact that some are controversial while others are not. The goal of my Proposal is the

interrelationship of both charitable and political contributions to serve overall corporate policy, not to the approval or disapproval of any contribution. Whether p. 4 a particular organization is controversial or not is a factual matter of public opinion. An organization is controversial when public opinion is divided – some segments of the population approving, while others disapprove. My Proposal recognizes this fact but does not challenge a contribution to any group or organization irrespective of its goals and actions..

The first paragraph on page 7 of Pfizer's exclusion letter contains subjective allegations about both me and my Proposal that are factually unsupported and personally offensive. Thus, Pfizer says I seek "the cessation of contributions to controversial organizations, namely organizations that support embryonic stem cell research and same-sex marriage." **Cessation of contributions to any organization is nowhere mentioned in my Proposal.** This matter is totally imaginary and exists solely in the mind of the author of Pfizer's exclusion letter. Instead of focusing on the text of my Proposal, he creates an allegation out of thin air and throws it at me. Absent any factual basis. Pfizer's author claims to know what is in my mind. Let me tell you what is in my mind. It is the submission of my Proposal to Pfizer shareholders. I suggest that the world's largest, or at least one of its largest, pharmaceutical companies base any objection to my Proposal on factual matters, not conjecture. I ask the ladies and gentlemen of the SEC to note that nowhere do I ask Pfizer to stop contributing to any organization, either controversial or non-controversial.

In the last sentence of the 1st paragraph on page 7, Pfizer alleges that my Proposal "seeks a shareholder referendum on corporate contributions to 'controversial' organizations that support embryonic stem cell research and same-sex marriage." While I find the idea of a referendum interesting, it is a topic nowhere to be found in my Proposal. It exists solely in the unfettered, wild, speculative imagination of the author of Pfizer's letter. Absent factual support, it has no weight in any rational discourse, Frankly, the author of Pfizer's exclusion letter is terrible mind reader. Nothing in my Proposal calls for a referendum. This is another factually unsupported allegation that plainly shows the depths to which Pfizer will descend to prevent a shareholder Proposal from consideration by its shareholders. Why is Pfizer so concerned that it has to create non-existent issues? Is fearsome Pfizer frightened by puny me? Thank God for the SEC!

Section VII, the final portion of f Pfizer's exclusion letter begins at the bottom of page 9. It contends that my Proposal consists of multiple proposals, Why does Pfizer find it t so hard to understand the plain English of my Proposal and to limit its criticism to matters presented therein rather than manufacturing conjectural matters not in my Proposal? My Proposal has nothing to do with disclosing or regulating charitable and political contributions, but is directed to a single activity – the interrelationship of these two types of contributions.

p. 5 Mmultiple resolutions. Neither did Merck – another world class pharmaceutical company. Nor should the SEC do so now. To anyone who has a command of the English language, my Proposal is a single Proposal, not a multiple one But should it be determined otherwise, my Proposal is nevertheless proper and acceptable in view of the Pfizer's own exclusion letter. As Pfizer noted on page 10, lines 2-4,

> "…."Rule 14a-8((c) permits the exclusion of proposals that combine separate and distinct matters that **lack** a single unifying concept.""

In my Proposal, the unifying concept is ***interrelationship.***

88

4. A PFIZER ERROR

Pfizer's exclusion letter erroneously states on page 2, Section III, last sentence, that I have "verified "Proponent's stock ownership of as of April 26, 2012." **WRONG!!!** See Schwab letter to me of 21 Nov. 2012 (17TH .page of Pfizer's Exhibit A). Line 1 of said letter correctly shows my ownership term of Pfizer shares from 9/22/2011-4/26/2012, after which they were transferred to my .J.P Morgan account, where they were when I submitted my Proposal..

CONCLUSION

Based on the foregoing analysis, I respectfully request that the Staff **NOT** concur with Pfizer's request,

AS THIS IS NOT AN EX PARTE MATTER, I OBJECT MOST STRENUOUSLY TO ANY 2-PARTY COMMUNICATIONS BETWEEN SEC STAFF AND PFIZER'S REPRESENTATIVE(S). A LL COMMUNiICA-- TIONS MUST INCLUDE THE SEC AND BOTH PARTIES.

Very truly yours,

Donald J. Perrella, Pro Se

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Pfizer Inc.
235 East 42nd Street, MS 235/19/02, New York, NY 10017
Tel 212 733 7513 Fax 212 338 1928
matthew.lepore@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 7, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2013 Annual Meeting
Omission of Shareholder Proposal of Donald J. Perrella

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Donald J. Perrella (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: the shareholders request that the independent members of the Board of Directors institute a comprehensive review of Pfizer's charitable contributions and political contributions and issue a report addressing the interrelation of both and how will they serve overall corporate policy

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as shareholder proposals that were included in Pfizer's 2011 and 2012 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission;

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Pfizer's ordinary business operations;

- Rule 14a-8(i)(10) because Pfizer has substantially implemented the Proposal; and

- Rule 14a-8(c) because the Proposal consists of multiple proposals.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent and a monthly brokerage statement from J.P. Morgan Securities, by email on November 13, 2012. After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on November 14, 2012, Pfizer sent a letter to the Proponent (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that he had beneficially owned the requisite number of shares of Pfizer common stock continuously for at least one year as of the date of submission of the shareholder proposal. The Deficiency Notice also notified the Proponent of Pfizer's belief that his submission contained more than one shareholder proposal in violation of Rule 14a-8(c) and of the Proponent's obligation to reduce his submission to a single proposal. On November 26, 2012, the Proponent sent Pfizer a letter from Charles Schwab, dated November 21, 2012, verifying the Proponent's stock ownership as of April 26, 2012, and brokerage statements from J.P. Morgan Securities verifying the Proponent's stock ownership from April 26, 2012 through October 31, 2012. Copies of the Proposal, cover letter, broker letter, brokerage statements and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(12)(ii) Because It Deals with Substantially the Same Subject Matter as Shareholder Proposals Included in Pfizer's 2011 and 2012 Proxy Materials and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Under Rule 14a-8(i)(12)(ii), a shareholder proposal may be excluded from a company's proxy materials if it deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years," and the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Precedent Regarding Exclusion under Rule 14a-8(i)(12).

The Staff has confirmed on numerous occasions that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for, and meaning of, this revision in Exchange Act Release No. 34-20091 (Aug. 16, 1983):

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the *substantive concerns* raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

(Emphasis added.)

When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals, rather than the specific language or corporate action proposed to be taken. Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying issues with a prior proposal, even if the proposals recommended that the company take different actions.

In *Medtronic, Inc.* (June 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005), the Staff permitted the exclusion of a proposal requesting a listing of all political and charitable contributions because it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions. *See also Dow Jones & Co., Inc.* (Dec. 17, 2004) (permitting exclusion of a proposal requesting that the company publish in its proxy materials information relating to its process for donations to a particular non-profit organization because it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (Mar. 1, 2004) (permitting exclusion of a proposal requesting that the board implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code because it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (permitting exclusion of a proposal requesting that the board review pricing and marketing policies and prepare a report on the company's response to pressure to increase access to prescription drugs because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (Feb. 28, 1997) (permitting exclusion of a proposal requesting a report on legal issues related to the supply of raw materials to tobacco companies because it related to substantially the same subject matter as a proposal that requested that the company divest its filter tow products line, a line that produced materials used to manufacture cigarette filters); *Bristol-Myers Squibb Co.* (Feb. 6, 1996) (permitting exclusion of a proposal requesting the formation of a committee to develop an educational plan to inform women of the potential abortifacient action of the company's products because it dealt with "substantially the same subject matter (i.e. abortion-related matters)" as prior proposals that requested the company refrain from giving charitable contributions to organizations that perform abortions).

B. The Proposal Deals with Substantially the Same Subject Matter as Two Previously Submitted Proposals.

Pfizer has received various shareholder proposals relating to its policies and procedures regarding political contributions over the past several years. Pfizer included the following shareholder proposal in its proxy materials for its 2012 annual meeting of shareholders (the "2012 Proposal," attached hereto as Exhibit B):

> RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders."

"And if no such disbursements were made, to have that fact publicized in the same manner."

In addition to the 2012 Proposal, Pfizer included the exact same shareholder proposal in its proxy materials for its 2011 annual meeting of shareholders (the "2011 Proposal," attached hereto as Exhibit C).

As noted above, under Rule 14a-8(i)(12) a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years." The substantive concern expressed in the Proposal and in the 2012 Proposal and the 2011 Proposal (together, the "Previous Proposals") is with Pfizer's corporate contributions and specifically political contributions. The Previous Proposals seek disclosure of Pfizer's contributions in respect of a "political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation." The Proposal seeks review and disclosure regarding Pfizer's political contributions and charitable contributions, noting that a "number of ... charitable contributions were for lobbying and political contributions" and involved "political matters." Accordingly, both the Previous Proposals and the Proposal seek reports regarding Pfizer's political contributions. While the specific language and corporate actions proposed in the Proposal and the Previous Proposals may differ, each address the same substantive concern of political contributions.

C. The Proposal Included in Pfizer's 2012 Proxy Materials Did Not Receive the Shareholder Support Necessary to Permit Resubmission.

Rule 14a-8(i)(12)(ii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "[l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years." Staff Legal Bulletin No. 14 (July 13, 2001) explains that only votes for and against a proposal are included in the calculation of the shareholder vote; abstentions and broker non-votes are not included. As disclosed in Pfizer's Current Report on Form 8-K, filed with the Commission on April 27, 2012 and attached hereto as Exhibit D, there were 204,684,969 votes cast in favor of the 2012 Proposal and 4,780,810,687 votes cast against the 2012 Proposal. This amounts to 4.11% of the votes cast in favor of the 2012 Proposal. Thus, the last time that Pfizer's shareholders considered a proposal substantially similar to the Proposal, it received less than 6% of the votes cast. Accordingly, the Proposal, dealing with substantially the same subject matter as the Previous Proposals, is excludable under Rule 14a-8(i)(12)(ii) for failing to receive the requisite shareholder support.

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Pfizer's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Consistent with these principles, the Staff has taken the position that shareholder proposals that relate to contributions to specific types of organizations relate to a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). *See, e.g., PepsiCo, Inc.* (Feb. 24, 2010) (permitting exclusion of a proposal prohibiting support of any organization that rejects or supports homosexuality); *Starbucks Corp.* (Dec. 16, 2009) (permitting exclusion of a proposal requesting a feasibility study on policy changes, including reducing "minimizing donations to charities that fund animal experiments"); *Pfizer Inc.* (PETA) (Feb. 12, 2007) (permitting exclusion of a proposal requesting a report on the justification for specifically contributing to the advancement of animal-based testing); *Wachovia Corp.* (Jan. 25, 2005) (permitting exclusion of a proposal recommending that the board disallow contributions to Planned Parenthood and other similar organizations).

Further, the Staff has also permitted the exclusion of shareholder proposals that relate to charitable contributions where the proposal itself is facially neutral, but the supporting statements demonstrate that the intent of the proposal is to stop the company from making contributions to certain organizations or types of organizations. For example, in *Johnson & Johnson* (Feb. 12, 2007) and *Pfizer Inc.* (Strobhan) (Feb. 12, 2007), the Staff permitted the exclusion of a proposal requesting that that the company list all of its charitable contributions on the company's website because the proposal was directed at "contributions to specific types of organizations." The company noted that several statements in the preamble and supporting statement referred in some way to abortion or same-sex marriage and that the true intent of the proposal was to force the company to stop making donations to a particular charity or type of charity. The Staff concurred that the proposal therefore related to the company's ordinary business operations and was excludable under Rule 14a-8(i)(7). *See also Home Depot Inc.* (Mar. 18, 2011) (permitting exclusion of a proposal requesting a listing of recipients of charitable contributions or merchandise vouchers of $5,000 or more because the proposal related to specific types of organizations, i.e., groups supporting the gay, lesbian, bi-sexual and transgender community and same-sex marriage); *American Home Products Corp.* (Mar. 4, 2002) (permitting exclusion of a proposal to form a committee to study contributions because the proposal included statements opposing Planned Parenthood and abortion); *Bank of America Corp.* (Jan. 24, 2003) (permitting exclusion of a proposal to cease making charitable contributions because a majority of the proposal referenced abortion and religious beliefs); *Schering-Plough Corp.* (Mar. 4, 2002) (permitting exclusion of a proposal to form a committee to study charitable contributions because the proposal "was clearly designed to involve the [c]ompany in the issue of abortion").

Similar to the proposals in the foregoing precedents, although the Proposal itself is facially neutral in its request for a report on Pfizer's charitable contributions and political contributions, the recitals make clear that the Proponent also seeks the cessation of contributions to "controversial" organizations, namely, organizations that support embryonic stem cell research and same-sex marriage. The Proposal states that while Pfizer is a leader in corporate charitable giving and most recipients are "seemingly noncontroversial, some are not," implying that the Proposal opposes corporate contributions to organizations that address issues the Proponent believes are controversial. The Proposal then refers to The American Society of Reproductive Medicine "which supports, *inter alia*, embryo destruction, clearly a controversial issue and one which is also a major political issue of our day," and Pfizer's support for "The New York Stem Cell Foundation, one goal of which is furthering human embryonic stem cell research." The Proposal also refers to Pfizer's support of "organizations such as the National Gay & Lesbian Chamber of Commerce ... and the Gay, Lesbian and Straight Education Network ... whose ultimate goals seem to include redefining marriage." The statements in the recitals and the specific references to the groups noted above make clear that the Proposal, in effect, seeks a shareholder referendum on corporate contributions to "controversial" organizations that support embryonic stem cell research and same-sex marriage.

Because of the language of the Proposal, it is clear that the Proposal is not directed at charitable and political contributions generally, but rather at contributions to particular organizations that the Proponent disfavors. Similar to the facially neutral proposals in the precedents cited above, the Proposal is directed at particular charitable contributions and relates to Pfizer's ordinary business operations. Accordingly, Pfizer believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

VI. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Pfizer Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal such that the company's actions satisfactory address the proposal's underlying concerns and essential objective. *See, e.g., Deere & Co.* (Nov. 13, 2012) (permitting exclusion of a proposal requesting that the company include human rights as a guide in its Code of Business Conduct, where the Code already contained a commitment to human rights and addressed a number of human rights matters); *Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions where the company's "policies, practices and procedures, as well as its public disclosures, compare[d] favorably with the guidelines of the proposal"); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion on substantial implementation grounds of shareholder proposals relating to charitable contributions and political contributions disclosures where the company already disclosed such information on its website and/or in company reports. For example, in *PG&E Corp.* (Mar. 10, 2010), the Staff concurred with the exclusion of a proposal requesting a report on the company's charitable contributions after the company demonstrated that a majority of the information requested by the proposal was already available to the public on the company's Grantmaking Program website. The Staff concurred with the company's view that it had substantially implemented the proposal, noting that "PG&E's policies, practices and procedures compare[d] favorably with the guidelines of the proposal." Similarly, in *Exelon Corp.* (Feb. 26, 2010), the Staff concurred with exclusion of a proposal requesting a report on policies and procedures for political contributions where the company had adopted Corporate Political Contributions Guidelines addressing the company's policies and procedures for political contributions and issued a report disclosing the company's political contributions. *See also General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal").

Similarly, Pfizer's existing website disclosures and reports with respect to its grants, charitable contributions and political contributions satisfy the essential objective of the Proposal – a report on Pfizer's charitable contributions and political contributions and how they serve corporate policy – and compare favorably with the guidelines of the Proposal. On its Grants and Contributions website, Pfizer provides information and disclosures regarding grants, contributions and other payments made by Pfizer, including both charitable contributions and lobbying and political contributions and how such contributions further Pfizer's business.

With respect to charitable contributions, Pfizer issues quarterly reports disclosing Pfizer's contributions to U.S. medical, scientific, patient and civic organizations, including the recipient name, program/project description and payment amounts. In addition, Pfizer's Grants and Contributions website also includes sections on Pfizer's "Statement on Transparency in Grants," and "Frequently Asked Questions" that address how Pfizer's support of organizations serves Pfizer's corporate policy, including Pfizer's belief that such support is "one way we contribute to the improvement of patients' lives and the advance of scientific research, in conjunction with our core business of developing innovative medicines." Copies of the foregoing website disclosures and reports are attached hereto as Exhibit E.

With respect to political contributions, Pfizer issues annual reports regarding Pfizer's political contributions, including contributions made by the Pfizer political action committee. Pfizer also makes available on its website a "Public Policy Engagement and Political Participation Highlights" report, which provides additional information on Pfizer's policies and procedures relating to political contributions. In addition, under the "Lobbying and Political Contributions" section of the website, Pfizer explains the importance of its public policy engagement efforts, noting that such engagement provides an opportunity for Pfizer to actively participate in public policy dialogues to explain its perspective, "particularly where essential aspects of Pfizer's business are being challenged by barriers to access, counterfeits, illegal importation and challenges to intellectual property protection." In the "Public Policy Engagement and Political Participation Highlights" report, Pfizer also explains that "it is crucial to our stakeholders that we engage on public policy issues that may affect our ability to meet patient needs and enhance shareholder value." Copies of the foregoing website disclosures and reports are attached hereto as Exhibit F.

Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. Accordingly, Pfizer believes that its extensive disclosures and reports regarding its grants and contributions, including charitable contributions and political contributions, substantially implement the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

VII. The Proposal May be Excluded Pursuant to Rule 14a-8(c) Because the Proposal Consists of Multiple Proposals.

Pfizer may exclude the Proposal from its 2013 proxy materials because the Proponent has combined two separate and distinct matters into a single proposal in violation of Rule 14a-8(c). As indicated above, consistent with Pfizer's obligations under Rule 14a-8(f)(1), Pfizer notified the Proponent in the Deficiency Notice that Pfizer believes the Proposal contains more than one proposal and therefore must be reduced to a single proposal to comply with Rule 14a-8(c).

Rule 14a-8(c) provides that a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals that combine separate and distinct matters that lack a single unifying concept. For instance, in *Textron, Inc.* (Mar. 7, 2012), the Staff concurred with the exclusion of a proposal entitled "Proxy Access" that sought to allow shareholders to make board nominations in the company's proxy materials by requiring that the company amend its governing documents consistent with seven enumerated provisions in the proposal. One of those provisions required that any election of a majority of board seats being filled by operation of the proposed proxy access mechanism must not be considered to be a change of control by the company, its board or its officers. The Staff concurred with the company's view that this "change of control" provision diverged from the proposal's overarching goal of providing shareholders with proxy access and instead sought to address a possible consequence of shareholders utilizing the proposed proxy access mechanism. Given this divergence, the Staff granted relief to exclude the proposal under Rule 14a-8(c), noting that the change of control provision "constitute[d] a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in Textron's proxy materials." In *Parker-Hannifin Corp.* (Sept. 4, 2009), the Staff concurred with the exclusion of a proposal entitled "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareholders an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum, by webcast or otherwise, that would allow shareholders to engage in a dialogue with the compensation committee regarding the company's executive compensation policies and practices. The Staff concurred with the Company's view that implementation of the third element would require completely distinct and separate actions from the first two elements of the proposal. The Staff specifically noted that the third element of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second elements and thus determined the proponent's entire submission could be excluded.

Similarly, in *PG&E Corp.* (Mar. 11, 2010) the Staff concurred with the exclusion of a proposal entitled "Risk Reduction Policy" that asked the board to implement a policy stating that the company would, pending completion of certain studies of one of its power plants, (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Although the proponent argued that all of the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff granted relief to exclude the proposal, specifically noting that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requiring the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock, notwithstanding the proponent's argument that each of those items related to the broad concept of "improving director accountability"); *Centra Software, Inc.* (Mar. 31, 2003) (concurring in the exclusion of a proposal requesting amendments to the bylaws to require separate meetings of the independent directors and that the chairman of the board not be a company officer or employee, where the company argued the proposals would amend "quite different provisions" of the bylaws and were therefore unrelated).

Similar to the multiple-proposal submissions described in the precedent above, the Proponent's submission contains two proposals that combine separate and distinct matters that lack a single unifying concept in violation of Rule 14a-8(c). The Proposal relates to two separate matters: charitable contributions and political contributions.

Pfizer has separate and distinct policies and procedures with respect to its charitable contributions and political contributions. Pfizer's lobbying activities and political contributions help Pfizer address essential aspects of its business, including matters involving barriers to access, counterfeits, illegal drug importation and challenges to intellectual property protection. In this area, Pfizer engages with policy makers to address issues that may affect Pfizer's ability to meet patient needs and enhance shareholder value. Pfizer's grant and charitable contributions activities, however, serve a different purpose. Pfizer makes this clear on its website under "Frequently Asked Questions," where it states:

> Pfizer respects the integrity of the medical, scientific and patient organizations with whom we partner. As such, we strive to achieve the highest level of ethical business conduct in our partnership grants and charitable contributions. Funding support to US-based medical, scientific and patient organizations is in no way intended to influence or reward the recipient for present, past, or future use or support of Pfizer medicines, or to gain access for promotion purposes, or to influence the outcome of a clinical trial. In addition, none of these payments is given to reward recipient organizations for influencing or attempting to influence specific legislation, regulation or governmental health care policies, nor are these payments given on behalf of government officials or elected officials. This support is one way we contribute to the improvement of patients' lives and the advance of scientific research, in conjunction with our core business of developing innovative medicines.

It is clear that Pfizer's policies with respect to grants and charitable contributions is neither related nor essential to Pfizer's policies and practices regarding lobbying and political contributions. The decision making processes for Pfizer's charitable contributions policies and political contributions policies involve separate considerations, have different criteria and further different corporate purposes.

Given that the Proposal seeks to combine separate and distinct matters, Pfizer believes that the Proposal contains multiple proposals and is properly excludable under Rule 14a-8(c).

VIII. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-7513 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Matthew Lepore
Vice President and Corporate Secretary
Chief Counsel – Corporate Governance

Enclosures
cc: Donald J. Perrella

Exhibit A

Dr. Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

-via fax to 212 573 1853 - 3 pages [908 901 1069]

13 November 2012

Mr. Matthew Lepore
Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Mr. Lepore:

My name and address are given above. I currently own 500 shares of Pfizer Inc. common stock. have continuously owned them for over one year and intend to hold them through the time of the next annual meeting. These shares are held in an account in my name at J. P. Morgan Securities. I am enclosing copy of the relevant page of my October 2012 statement, with irrelevant data redacted, showing such ownership

I intend to present for action at the Annual Meeting the following resolution.

WHEREAS our company is, most commendably, a leader in corporate charitable giving, and while most recipients are seemingly noncontroversial, some are not, The American Society of Reproductive Medicine which supports, *inter alia,* embryo destruction, clearly a controversial issue and one which is also a major political issue of our day, was given over $100,000 in 2011 and over $100,000 again in 2012 . Our company also has supported The New York Stem Cell Foundation, one goal of which is furthering human embryonic stem cell research. Our company also has served as a 2012 Corporate Partner with organizations such as the National Gay & Lesbian Chamber of Commerce (headquartered in Washington, DC) and the Gay, Lesbian and Straight Education Network (headquartered in New York, NY) whose ultimate goals seem to include redefining marriage.

WHEREAS A number of other charitable contributions were for lobbying and political contributions, and so ,were more clearly involved in political matters.

WHEREAS under the Supreme Court decision, *Citizen United,* our company will be given greater latitude in supporting political candidates

RESOLVED: the shareholders request that the independent members of the Board of Directors institute a comprehensive review of Pfizer's charitable contributions and political contributions and issue a report addressing the interrelation of both and how will they serve overall corporate policy

Very truly yours,

Donald J. Perrella

c SEC

Page 16 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

HP Officejet 4500 G510g-m All-in-One series

Power-Fail Report for
Donald Perrella
*** FISMA & OMB Memorandum M-07-16 ***
Nov 13 2012 3:07PM

A power failure occurred during the following transactions:
These faxes were not completely sent:

Date	Time	Type	Station ID	Duration Digital Fax	Pages	Result
Nov 13	2:21PM	Fax Sent	12125731853	0:00 N/A	0	Power failure

1 212 573 1853

1 903 401 1069

Suzanne Y. Rolon
Director - Corporate Governance
Legal Division

Pfizer Inc
235 East 42nd Street, 19/6, New York, NY 10017-5755
Tel +1 212 733 5356 Fax +1 212 573 1853
suzanne.y.rolon@pfizer.com

Via FedEx

November 14, 2012

Dr. Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for 2013 Annual Meeting of Shareholders: Charitable Giving and Political Contributions

Dear Mr. Perrella:

This letter will acknowledge receipt on November 13, 2012 of your letter dated November 13, 2012 to Mr. Matthew Lepore, Vice President and Corporate Secretary giving notice that you intend to sponsor the above proposal at our 2013 Annual Meeting of Shareholders.

Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (Exchange Act), specifies that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe your proposal contains more than one shareholder proposal. As such, the proposal is required by Rule 14a-8 to be reduced to a single proposal.

In addition, Rule 14a-8(b) under the Exchange Act provides that the proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock that would be entitled to be voted on the proposal for at least one year, preceding and including the date the proposal is submitted, which date is November 13, 2012.

Sufficient proof may be in the form of:

- a written statement from the record holder of your shares (usually a broker or bank) and a participant in the Depository Trust Company (DTC)[1] verifying that, at the time you submitted the proposal, you continuously held the requisite number of shares for at least one year;

  — if the broker or bank holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

  or

- if you have filed with the Securities and Exchange Commission (SEC) a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of company shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 days from the date you receive this letter. Please send any response to me at the address or facsimile number provided above. For your reference, please find enclosed a copy of Rule 14a-8.

---

[1] In order to determine if the broker or bank holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf.

Once we receive any response, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for our 2013 Annual Meeting of Shareholders. We reserve the right to seek relief from the SEC as appropriate.

Sincerely,

Suzanne Y. Rolon

cc: Matthew Lepore, Pfizer Inc.

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Dr ,Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

via fax to 1 908 901 1069- 4 pages

23 November 2012

Ms. Suzanne Y Rolon
Director – Corporate Governance
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Rolon:

+-

Your FedEx letter of 14 November 2012 was received at 12:45 pm on Thursday 15 November 2012.

You have objected to my shareholder proposal on the ground that it contains more than one proposal, I am unaware of any interpretation of my shareholder proposal that can support such conclusion, and note that you have failed to demonstrate this..

My proposed Pfizer resolution is very similar to one I submitted for Merck's 2012 Annual Meeting. Merck didn't like it and took it to the SEC. To make a long story short. Merck lost, I won, and my shareholder proposal was submitted to Merck's shareholders at Merck's 2012 Annual Meeting.

I am sending herewith copy of my SEC-accepted shareholder resolution (Proposal 6) so you may see for yourself how similar it is to my proposed Pfizer shareholder resolution.

Please note that the Resolved clauses of the two proposals are identical.

I am also sending letter from Charles Schwab dated 21 November 2012, demonstrating continuous ownership by me of 500 shares of Pfizer Inc from 22 Sept. 2011 to 26 April 2012 when these 500 shares were transferred to my J.P. Morgan account.

I will document my continuous ownership of my Pfizer shares in my J.P. Morgan account since 26 April 2012 in my next fax letter.

Very truly yours,

Donald A. Perrella.

Dr ,Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

via fax to 1 908 901 1069- 4 pages

23 November 2012

Ms. Suzanne Y Rolon
Director – Corporate Governance
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Rolon:

+-

Your FedEx letter of 14 November 2012 was received at 12:45 pm on Thursday 15 November 2012.

You have objected to my shareholder proposal on the ground that it contains more than one proposal, I am unaware of any interpretation of my shareholder proposal that can support such conclusion, and note that you have failed to demonstrate this..

My proposed Pfizer resolution is very similar to one I submitted for Merck's 2012 Annual Meeting. Merck didn't like it and took it to the SEC. To make a long story short. Merck lost, I won, and my shareholder proposal was submitted to Merck's shareholders at Merck's 2012 Annual Meeting.

I am sending herewith copy of my SEC-accepted shareholder resolution (Proposal 6) so you may see for yourself how similar it is to my proposed Pfizer shareholder resolution.

Please note that the Resolved clauses of the two proposals are identical.

I am also sending letter from Charles Schwab dated 21 November 2012, demonstrating continuous ownership by me of 500 shares of Pfizer Inc from 22 Sept. 2011 to 26 April 2012 when these 500 shares were transferred to my J.P. Morgan account.

I will document my continuous ownership of my Pfizer shares in my J.P. Morgan account since 26 April 2012 in my next fax letter.

Very truly yours,

Donald J. Perrella.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings—Yes on 5.

Board of Directors' Statement in Opposition to the Proposal

The By-Laws of the Company require the Board to call a special meeting of shareholders at the request of the holders of 25% or more of the Company's stock. The Company's By-Laws are supplemented by New Jersey corporate law, which provides that the holders of 10% or more of the Company's stock have the right to call a special meeting upon a showing of good cause in New Jersey Superior Court. The good cause requirement protects the interests of all shareholders by allowing the holders of 10% or more of the Company's stock to call a special meeting for legitimate purposes, including important matters that arise between annual meetings, while shielding shareholders and the Company from abuse of this right. Absent the good cause requirement, disgruntled or special interest minority shareholders could call special meetings for frivolous or self-serving purposes at significant expense and disruption to the operations of the Company.

Additionally, New Jersey law protects the right of shareholders to be heard on critical matters by requiring shareholder approval for significant corporate actions, such as a merger or sale of substantially all of the assets of the Company. The Company's Certificate of Incorporation also requires shareholder approval of such actions.

The Board believes that by maintaining the current approach to special meetings of the shareholders provided by New Jersey corporate law and by the Company's By-Laws, the overall interests of the Company and its shareholders are protected in a balanced and fair manner.

The Board of Directors recommends a vote AGAINST this proposal.

PROPOSAL 6. SHAREHOLDER PROPOSAL CONCERNING A REPORT ON CHARITABLE AND POLITCAL CONTRIBUTIONS

Dr. Donald J. Perrella. *** FISMA & OMB Memorandum M-07-16 *** owner of 5,734 shares of Common Stock of the Company, has given notice that he intends to present for action at the Annual Meeting the following resolution:

Whereas, our company has given charitable donations to seemingly noncontroversial groups like Meals On Wheels, Save the Children, and the Boy Scouts of America. It has also given money to Planned Parenthood, the largest abortion performing organization in the country, gay and lesbian organizations trying to change the marriage laws of our country, and was a sponsor of the American Society of Reproductive Medicine, which supports, *inter alia*, human embryo destruction. These later recipients are involved in clearly more controversial issues, some of which are also major political issues of our day.

Whereas a number of other charitable contributions went to organizations more clearly involved in political matters. For example, we gave money to the Center for Political Accountability for a meeting "regarding the creation of a handbook on corporate political activity." In addition, we gave money to Congressional Black Caucus Foundation and to Women's Policy, Inc which educates elected officials.

Whereas, under the Supreme Court decision, *Citizen United*, our company will be given greater latitude in supporting political candidates and issues.

Resolved: the shareholders request that the independent members of the Board of Directors institute a comprehensive review of Merck's charitable contributions and political contributions and issue a report addressing the interrelation of both and how will they serve overall corporate policy.

---

charles SCHWAB

November 21, 2012

Account *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X48968

Eileen Mcclung, Donald Perrella
*** FISMA & OMB Memorandum M-07-16 ***

Pfizer Incorporated (PFE) Ownership

Dear Eileen Mcclung and Donald Perrella,

Per your request this letter is to confirm that between 09/22/2011-04/26/2012 you held 500 shares of Pfizer Incorporated (PFE) in your Charles Schwab Trust account *** FISMA & OMB Memorandum M-07-16 ***

On 04/26/2012 the above mentioned shares were transferred out of Charles Schwab to J.P. Morgan Co.

This letter is for informational purposes only and is not an official record. Please refer to your statements and trade confirmations as they are the official record of your transactions.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X48968.

Sincerely,

Paul Langendorfer
SOS Den Team B
9401E. Panorama Circle
Englewood, CO 80112

Dr. Donald J. Perrella

*** FISMA & OMB Memorandum M-07-16 ***

via fax to 1 908 901 1069 due to problem with 212 573 1853 - 12 pages

26 November 2012

Ms. Suzanne Y Rolon
Director – Corporate Governance
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Dear Ms. Rolon:

Further to my fax letter to you of 23 November 2012, I am submitting herewith as Attachment 1, copy of page 7 from my J.P. Morgan (JPM) monthly statement for April 2012 showing deposit into my JPM account of 500 shares of Pfizer Inc. (from my Charles Schwab account) on 26 April 2012. These 500 shares have remained continuously in my JPM account since 26 April 2012 to today.

Attachment 2 is copy of a letter to me from JPM dated 19 November 2012 in response to my request for a letter of cOntimous ownership of my Pfizer Inc. shares, JPM's letter states that JPM does not provide a letter of continuous ownership. I was disappointed, but not surprised as it is just what JPM did last year when I asked for such a letter for my Merck shareholder resolution. As I do not determine policy for JPM and am powerless to compel JPM to issue such a letter, I did what JPM suggested and submitted to Merck copies of relevant JPM monthly statements proving continuous ownership of the Merck shares. They may not have been as compact as a continuous ownership letter, but they were from the same source and contained all the relevant ownership information requested,

Merck, however, refused to be satisfied an took the case to the SEC since I had failed **(due solely to JPM's policy)** to submit a letter of continuous ownership. I opposed Merck's action as I did not, and do not, believe **(1)** that I should be penalized for the policy of a third party **(2)** when I was, and am, powerless to stop or to change said policy, especially **(3)** when I provided proof of cOntinuous ownership by submitting other JPM documents as JPM had suggested.

The SEC, however, did not act as Merck apparently expected or suggested, and, as indicated in my letter to you of 23 November 2012 ,the result was that my shareholder resolution was submitted to Merck shareholders at the 2012 Annual Meeting. Should you decide to follow Merck's path, I will oppose just as I did with Merck, but now I will also be able to cite Merck's failure as legal precedent.

Now returning to continuous ownership, I enclose as Attachment 3 copy of page 5 of my JPM statement for month ending 30 April 2012. It shows that I then owned 500 shares of Pfizer Inc. as the result of 5 lots of Pfizer Inc,, each for 100 shares, purchased starting 7 July 2011 and ending 22 Sept. 2011. The acquisition date of each of these 5 lots is shown on this statement. **Each and every one of these 5 lots has been owned by me cntinuously for more than one year!.**

Attachments 4-9 show continuous unchanged monthly balances of 500 shares of Pfizer Inc. for months April – Øctober 2012. **I have never sold any OF MY PFIZER SHARES.**

As of today's date the 100 shares bough 7/7/2011 have been owned continuously by me for 1 year 4 months and 19 days.

As of today's date the 100 shares bough 7/25/2011 have been owned continuously by m

e for 1 year, 4 months and 1 days.

As of today's date the 100 shares bought 8/1/2011 have been owned conrinuously by me for 1 year,4 months and 25 days.

As of today's date the 100 shares bought 8/3/2011 have been owned conrinuously by me for 1 year,,4 months and 23 days.

As of today's date the 100 shares bought 9/22/2011 have been owned conrinuously by me for 1 year, 2 months and 4 days.

Also on 22 Sept. 2012, I became the continuous owner of 500 shares of Pfizer Inc. for one year. I have owned these 500 shares of Pfizer Inc. continuously since then and will still own them at the time of the Pfizer 2013 AnnuL Meeting.

If you require anything further, Please advise me and I will attend to it promptly.

Very truly yours,

Donald J. Perrella.

Page 34 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

J.P.Morgan
J.P.Morgan Securities

November 19th 2012

Donald Perrella

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Perrella,

In response to your request for a letter of continuous holding of Pfizer shares, I regret to inform that our firm does not provide such a letter. To show continuous holding of the shares please refer to the monthly statements that are mailed to you. These statements will show that for the last year Pfizer shares were held in your account.

If you need more copies of past statements please do not hesitate to contact me at 212-272-1375. and I will be able to provide you with them.

Thank you and I apologize for any inconvenience that this has caused.

Sincerely,

Matthew Wesolowski

J.P. Morgan Securities
277 Park Avenue, New York, NY 10172
Telephone: 800 999 2000

11/19/12

Attachment 2

*** FISMA & OMB Memorandum M-07-16 ***

Page 36 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 37 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 38 redacted for the following reason:

\- -

*** FISMA & OMB Memorandum M-07-16 ***

Page 39 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 40 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Page 41 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

Page 42 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Shareholder Proposals

We expect the following proposals (Items 4 through 7 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 4 – SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"Last year the owners of shares representing 4.6% of the votes cast voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Your Company's Response:

The Board of Directors believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws, including reporting requirements, governing its corporate political and Political Action Committee (PAC) contributions. Pfizer's political contributions disclosure policy provides that "[a]ll federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates, political committees and political parties, as well as contributions related to ballot measures. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The Report also identifies, by name and title, each member of the Political Contributions Policy Committee (PCPC) and Pfizer PAC Steering Committee. The PCPC oversees the day-to-day operations of the PAC, including all PAC solicitations, and the Pfizer PAC Steering Committee reviews and approves all political contribution requests.

In addition, Pfizer asks trade associations receiving $100,000 or more from the Company in a given year to report to us the portion of Pfizer dues/payments used for political expenditures/ contributions. We voluntarily include this information in the Report and on our website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board. We encourage shareholders to view the report on our corporate website at: www.pfizer.com/about/ corporate_governance/political_action_committee_report.jsp.

We regularly re-evaluate our reporting practices to ensure that the Company's disclosure practices and policies meet the needs of our shareholders and other stakeholders; as part of this process, we speak with representatives from many shareholder and stakeholder groups. In 2011, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which would permit employees to expressly advocate the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's 2010 decision in *Citizens United v. Federal Election Commission*. We adopted our policy prohibiting such payments to demonstrate our responsiveness to shareholder concerns prompted by the Supreme Court's decision.

The Board believes that adopting this proposal is not in the best interests of the Company and its shareholders and, furthermore, that the proponent's request—specifically, that these contributions be published in certain U.S., local, and national newspapers and additional shareholder reports—would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 5 – SHAREHOLDER PROPOSAL REGARDING ACTION BY WRITTEN CONSENT

Mr. William Steiner,*** FISMA & OMB Memorandum M-07-16 ***who represents that he owns 12,700 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

In spite of our company trying to create the impression that it is shareholder-friendly, our company used corporate money to tilt the vote against widely-supported shareholder proposals in 2011. This included shareholder proposals for a shareholder right to act by written consent and a shareholder proposal for 10% of shareholders to call a special meeting. As a result the strong 2011 shareholder support for these topics was probably understated.

Please encourage our board to respond positively to this proposal to support improved corporate governance and financial performance: **Shareholder Action by Written Consent—Yes on 5.**

Exhibit C

Table of Contents

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 5 through 10 on the proxy card) to be presented by shareholders at the Annual Meeting. Some of the proposals contain assertions about Pfizer or other statements that we believe are incorrect. We have not attempted to refute all these inaccuracies. However, the Board of Directors has recommended a vote against these proposals for broader policy reasons, as set forth following each proposal. The names, addresses and share holdings of any co-filers of these proposals, where applicable, will be supplied upon request.

ITEM 5—SHAREHOLDER PROPOSAL REGARDING PUBLICATION OF POLITICAL CONTRIBUTIONS

Mrs. Evelyn Y. Davis, Watergate Office Building, 2600 Virginia Avenue, N.W., Suite 215, Washington, DC 20037, who represents that she owns 1,200 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

RESOLVED: "That the stockholders recommend that the Board direct management that within five days after approval by the shareholders of this proposal, the management shall publish in newspapers of general circulation in the cities of New York, Washington, D.C., Detroit, Chicago, San Francisco, Los Angeles, Dallas, Houston and Miami, and in the Wall Street Journal and U.S.A. Today, a detailed statement of each contribution made by the Company, either directly or indirectly, within the immediately preceding fiscal year, in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation, specifying the date and amount of each such contribution, and the person or organization to whom the contribution was made. Subsequent to this initial disclosure, the management shall cause like data to be included in each succeeding report to shareholders." "And if no such disbursements were made, to have that fact publicized in the same manner."

REASONS: "This proposal, if adopted, would require the management to advise the shareholders how many corporate dollars are being spent for political purposes and to specify what political causes the management seeks to promote with those funds. It is therefore no more than a requirement that the shareholders be given a more detailed accounting of these special purpose expenditures that they now receive. These political contributions are made with dollars that belong to the shareholders as a group and they are entitled to know how they are being spent."

"If you AGREE, please mark your proxy FOR this resolution."

YOUR COMPANY'S RESPONSE:

The Board believes that the Company's current disclosures provide shareholders with comprehensive information on its political contributions. Pfizer complies fully with all federal, state and local laws and reporting requirements governing its Political Action Committee (PAC) and corporate political contributions. Pfizer's Political Disclosure Policy provides that, "All federal and state contributions and expenditures made by the Company shall be disclosed semi-annually on the Pfizer Inc. website." This includes contributions to candidates as well as to political committees, ballot measures and political parties. The Pfizer PAC and Corporate Political Contributions Report details, by recipient and amount, Pfizer PAC and Pfizer Inc. contributions to political committees, corporate contributions made in state and local elections, and certain contributions to trade associations. The report also identifies, by name and title, each member of the Political Contributions Policy Committee and Pfizer PAC Steering Committee, the two committees that make political contribution decisions.

In addition, Pfizer requests that trade associations receiving $100,000 or more from the Company in a given year report the portion of Pfizer dues/ payments used for political expenditures/contributions. This information, provided voluntarily on our part, is also included in the report and disclosed on our corporate website. Prior to publication, the PAC and Corporate Political Contributions Report is presented to the Board of Directors. We encourage shareholders to view the report on our corporate website

at: www.pfizer.com/about/corporate_governance/
political_action_committee_report.jsp.

The Company re-evaluates its reporting practices continuously to ensure that its disclosure and policies meet the needs of its shareholders and all stakeholders. Most recently, the Company adopted a policy that prohibits employees from directly making independent expenditures using corporate treasury funds. This type of expenditure, which expressly advocates the election or defeat of a clearly identified candidate, was the subject of the United States Supreme Court's decision in *Citizens United v. Federal Election Commission* in 2010. We adopted this policy to demonstrate our responsiveness to shareholder concerns prompted by the United States Supreme Court's decision.

The Board of Directors believes that adopting this proposal is not in the best interests of the Company and its shareholders. It believes that the additional information requested by the proponent, specifically to publish these contributions in certain U.S., local, and national newspapers and to provide separate shareholder reports about them, would be an unnecessary expenditure of corporate resources and would not be useful to shareholders.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

ITEM 6—SHAREHOLDER PROPOSAL REGARDING PUBLIC POLICY INITIATIVES

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, which represents that it owns 150 shares of Pfizer common stock, has submitted the following proposal for consideration at the Annual Meeting:

WHEREAS:

Pfizer's primary responsibility is to create shareholder value. The Company should pursue legal and ethical means to achieve that goal, including identifying and advocating legislative and regulatory public policies that would advance Company interests and shareholder value in a transparent and lawful manner.

RESOLVED: The shareholders request the Board of Directors, at reasonable cost and excluding confidential information, report to shareholders annually on the Company's process for identifying

Exhibit D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 26, 2012

PFIZER INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-3619**	**13-5315170**
(State or other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
235 East 42nd Street **New York, New York** (Address of principal executive offices)		**10017** (Zip Code)

Registrant's telephone number, including area code:

(212) 733-2323

Not Applicable
(Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders

(a) Pfizer's Annual Meeting of Shareholders was held on April 26, 2012.

(b) Shareholders voted on the matters set forth below.

1. The nominees for election to the Board of Directors were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
Dennis A. Ausiello	5,237,792,339	44,427,736	16,200,247	941,266,186
M. Anthony Burns	5,195,193,778	86,955,169	16,273,232	941,266,186
W. Don Cornwell	5,138,452,279	138,258,325	21,710,058	941,268,156
Frances D. Fergusson	5,209,177,936	67,697,761	21,544,464	941,268,156
William H. Gray, III	5,144,354,646	131,959,395	22,108,002	941,266,186
Helen H. Hobbs	5,224,438,298	52,512,871	21,466,766	941,266,186
Constance J. Horner	5,190,908,220	86,614,493	20,899,900	941,266,186
James M. Kilts	5,152,407,085	125,802,968	20,203,024	941,268,156
George A. Lorch	5,195,217,758	81,410,083	21,791,120	941,266,186
John P. Mascotte	5,231,292,675	50,800,658	16,329,166	941,266,186
Suzanne Nora Johnson	5,198,479,329	79,113,151	20,825,271	941,268,156
Ian C. Read	5,091,227,906	189,617,720	17,576,937	941,266,186
Stephen W. Sanger	5,235,140,418	46,353,659	16,928,527	941,266,186
Marc Tessier-Lavigne	5,244,156,515	32,729,519	21,530,656	941,266,186

2. The proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for 2012 was approved based upon the following votes:

Votes for approval	6,156,233,493
Votes against	65,519,014
Abstentions	17,934,694
Broker Non-Votes	N/A

3. The proposal to approve, on an advisory basis, the compensation of the Company's Named Executive Officers was approved based upon the following votes:

Votes for approval	5,074,328,710
Votes against	174,412,746
Abstentions	49,669,469
Broker-Non Votes	941,268,156

4. The shareholder proposal regarding publication of political contributions was not approved based upon the following votes:

Votes for approval	204,684,969
Votes against	4,780,810,687
Abstentions	312,898,432
Broker-Non Votes	941,269,799

5. The shareholder proposal regarding action by written consent was not approved based upon the following votes:

Votes for approval	2,623,725,971
Votes against	2,624,253,841
Abstentions	50,392,663
Broker non-votes	941,307,778

6. The shareholder proposal regarding special shareholder meetings was not approved based upon the following votes:

Votes for approval	2,078,249,503
Votes against	3,180,552,583
Abstentions	39,576,219
Broker non-votes	941,307,778

7. The shareholder proposal regarding an advisory vote on director pay was not approved based upon the following votes:

Votes for approval	288,756,654
Votes against	4,859,908,501
Abstentions	149,735,642
Broker non-votes	941,269,799

(c) Not applicable
(d) Not applicable.

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the authorized undersigned.

PFIZER INC.

By: /s/ Matthew Lepore
Matthew Lepore
Title: Vice President & Corporate Secretary

Dated: April 27, 2012

Exhibit E

Grants and Contributions

Below is general information and disclosures regarding several grants, contributions and other payments made by Pfizer. Please note that Pfizer's Corporate Responsibility department and The Pfizer Foundation do not accept unsolicited requests for support.

Transparency in Grants
Grants and contributions to medical, scientific and patient organizations
Our Support for Medical, Scientific and Patient Organizations >

Lobbying and Political Contributions
Corporate and employee Political Action Committee contributions
Go to Lobbying and Political Contributions >

Medical Education Grants
Pfizer offers support for independently-run health care quality improvement initiatives through online resources and medical education grants
Go to Medical Education Grants >

Medical and Academic Partnerships
Pfizer offers funding for fellowships and visiting professorships to schools of medicine, nursing, pharmacy and public health
Go to Medical and Academic Partnerships >

Health Care Charitables
Independent initiatives such as disease state patient or community education, health screenings, or patient advocacy for disease awareness
Learn more about our health care charitable donations >

Special Events
Pfizer provides limited support for certain fundraising dinners, walks, races, and similar events
Learn about special event support >

Transparency in Grants

Pfizer partners with many medical, scientific, patient and civic organizations to support their programs and activities, such as health education and scientific research. This support takes many forms, including grants, charitable contributions and partnerships for efforts that strengthen communities, and work toward a healthier world. Working with these organizations allows Pfizer to better understand the needs of the patients who take our medicines, while helping these medical, scientific and patient organizations inform and address the needs of those they serve.

Pfizer is committed to the principle of transparency — the disclosure of activities reflecting participation in efforts of public interest. These include such areas as funding for educational activities, the status of Pfizer's U.S. pharmaceutical post-marketing commitments, Pfizer's pipeline of experimental medicines, the registration and reporting of results of clinical trials, political contributions in the U.S. and payments to U.S. health care professionals. Here, we report grants and charitable contributions made by Pfizer to medical, scientific and patient organizations based in the U.S., including Puerto Rico. Pfizer began disclosing this information in 2008. During 2009, Pfizer began disclosing funding requests for healthcare-related support to civic organizations. In 2010, Pfizer began reporting legacy Wyeth programs.

The information reported here includes grants to support independent medical education, support for fellowship, scholarship and visiting professorship programs, grants to patient organizations, medical and scientific associations, and academic or other medical centers, charitable contributions, and healthcare-related support to civic organizations.

For descriptions of types of support, please visit our descriptions section.

In addition, funding activities made by the Pfizer Foundation are aggregated and reported in an annual IRS 990 filing. This information is available on the Web site www.foundationcenter.org.

Pfizer U.S. medical, scientific and patient education grants, charitable contributions and other healthcare-related funding requests are updated on a quarterly basis. Support provided beginning in 2008 is listed here:

- U.S. Medical, Scientific, Patient and Civic Organizations Funding Report
  - 2008 Report (PDF)
  - 2009 Report (PDF)
  - 2010 Report (PDF)
  - 2011 Report (PDF)
  - 2012 Report (PDF)
- Statement on Transparency in Grants
- Descriptions of Funding Types and Recipient Organizations
- FAQs

Pfizer maintains a standard of ethical business conduct precluding any inappropriate influence on the content of funded programs.

Wyeth Pharmaceuticals Grants and Donations Report

In October, 2009, Pfizer acquired Wyeth Pharmaceuticals — an organization with a long tradition of supporting health-related and community organizations including professional health care associations, patient advocacy groups, medical schools, hospitals and medical societies. The following reports list grants provided in 2008 and 2009 by the Wyeth U.S. Pharmaceuticals Division, specifically to those organizations and entities headquartered in the U.S. or Puerto Rico.

Grant information in each report is organized in alphabetical order by the name of the organization receiving funding, the name/title of the grant/donation, and the dollar amount.

- Grants and Donations Report (January 2008 – December 2008) (PDF)
  - 2008 Health Care Grants & Donations
  - 2008 Independent Medical Education Support
- Grants and Donations Report (January 2009 – December 2009) (PDF)
  - 2009 Health Care Grants & Donations
  - 2009 Independent Medical Education Support

US Medical, Scientific, Patient and Civic Organization Funding Report: Third Quarter 2012

Recipient Name	Program / Project Description	Payment Amount (USD)
ACADEMIA MEDICA DEL SUR	Women's Health Congress 2012	$5,000
ACCESS SERVICES	Youth Outdoor Expedition	$4,575
ACCORDIA GLOBAL HEALTH	Support the Infectious Disease Institute's Response to Ebola Outbreak	$5,000
ALABAMA KIDNEY FOUNDATION, INC.	2012 Patient Education Conferences	$5,000
ALBANY COLLEGE OF PHARMACY	Use of Pharmacy Practice Faculty and Student Pharmacists to Screen, Educate, and Provide Pneumococcal Vaccine to Elderly Patients in Vermont	$294,776
ALLIANCE FOR AGING RESEARCH	The Silver Book: Persistent Pain	$60,000
ALLIANCE FOR CONTINUING EDUCATION IN THE HEALTH PROFESSIONS, INC.	38th Annual Conference	$20,000
ALZHEIMER'S ASSOCIATION, GREATER ILLINOIS CHAPTER	Walk to End Alzheimer's	$1,000
ALZHEIMER'S DRUG DISCOVERY FOUNDATION	Fundraising Event	$3,000
AMERICAN ACADEMY OF PAIN MANAGEMENT	23rd Annual Clinical Meeting	$38,311
AMERICAN ACADEMY OF PEDIATRICS	Pediatrics in the 21st Century - Embracing Every Child: Combating Health Disparities in your Practice and Community	$50,000
AMERICAN ACADEMY OF PHYSICAL MEDICINE AND REHABILITATION	Annual Assembly	$25,000
AMERICAN ACADEMY OF PHYSICIAN ASSISTANTS	37th Annual Fall Pennsylvania Society of Physician Assistants CME Conference	$2,500
AMERICAN ACADEMY OF PHYSICIAN ASSISTANTS	17th Annual CME Conference	$2,500
AMERICAN ACADEMY OF PHYSICIAN ASSISTANTS	2012 Michigan Academy of Physician Assistants Fall CME Conference	$2,500
AMERICAN ASSOCIATION FOR CANCER RESEARCH	Frontiers in Cancer Prevention Research Conference 2012	$25,000
AMERICAN ASSOCIATION FOR CANCER RESEARCH	Science of Cancer Health Disparities in Racial/Ethnic Minorities and the Medically Underserved	$25,000
AMERICAN ASSOCIATION OF CLINICAL ENDOCRINOLOGISTS	2012 Annual Meeting and Symposium	$5,000
AMERICAN ASSOCIATION OF CLINICAL ENDOCRINOLOGISTS	Mid-Atlantic 10th Annual Meeting and Symposium	$7,500
AMERICAN ASSOCIATION OF PHARMACEUTICAL SCIENTISTS	Control Strategy Joint Open Forum	$3,500
AMERICAN CANCER SOCIETY, FLORIDA DIVISION, INC.	Support Advocacy Efforts	$1,000

US Medical, Scientific, Patient and Civic Organization Funding Report: Third Quarter 2012

Pfizer

Recipient Name	Program / Project Description	Payment Amount (USD)
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Advocacy for Smoking Cessation	$5,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	2012 Purses and Pearls Fundraising Event	$1,000
AMERICAN CHEMICAL SOCIETY OF ORGANIC CHEMSITRY	3rd Annual Division of Organic Chemistry Graduate Research Symposium	$1,000
AMERICAN CHEMICAL SOCIETY OF ORGANIC CHEMSITRY	The Pfizer Award for Enzyme Chemistry	$10,000
AMERICAN CHRONIC PAIN ASSOCIATION	Discuss Pain Now Educational Campaign	$15,000
AMERICAN COLLEGE OF EMERGENCY PHYSICIANS	Scientific Assembly	$50,000
AMERICAN COLLEGE OF GENERAL PRACTICE OF OSTEOPATHIC MEDICINE AND SURGERY	36h Annual ACOFP-CA Scientific Medical Seminar	$2,500
AMERICAN COLLEGE OF OSTEOPATHIC	50th Annual ACOFP CME Convention and Scientific Seminars	$10,000
AMERICAN COLLEGE OF OSTEOPATHIC INTERNISTS, INC.	72nd Annual Convention and Scientific Sessions: Treating Chronic Pain While Quelling Opioid Misuse/Abuse	$25,000
AMERICAN COLLEGE OF PHYSICIANS	New Mexico Chapter Annual Scientific Meeting	$2,500
AMERICAN COLLEGE OF TOXICOLOGY	33rd Annual Meeting	$5,000
AMERICAN COLLEGE OFOSTEOPATHIC OBSTETRICIANS AND GYNECOLOGISTS	Fall 2012 Conference	$7,500
AMERICAN DIABETES ASSOCIATION	CVS Caremark's Charity Event: Medicare Part D Forum	$6,000
AMERICAN FEDERATION FOR AGING RESEARCH	10th Annual Tribute Dinner	$5,000
AMERICAN LUNG ASSOCIATION OF FLORIDA	Anaphylaxis Public Awareness Program	$10,000
AMERICAN LUNG ASSOCIATION OF THE MID ATLANTIC	General Operating Support	$1,525
AMERICAN LUNG ASSOCIATION OF THE UPPER MIDWEST	2012 COPD Awareness Month	$2,500
AMERICAN NEUROLOGICAL ASSOCIATION	2012 Annual Meeting	$50,000
AMERICAN NURSES ASSOCIATION	Nurse-led Health Care Home Effectiveness Project	$80,000
AMERICAN NURSES ASSOCIATION	Healthy Nurse Project	$250,000
AMERICAN SOCIETY FO TRANSPLANTATION	Fellowship/Faculty Research Grants	$250,000
AMERICAN SOCIETY FOR BONE AND MINERAL RESEARCH	Young Investigator Fellowships	$30,000
AMERICAN SOCIETY FOR PHARMACOLOGY AND EXPERIMENTAL THERAPEUTICS	Young Investigator Award	$5,000

Recipient Name	Program / Project Description	Payment Amount (USD)
AMERICAN SOCIETY FOR REPRODUCTIVE MEDICINE	2012 Annual Clinical Meeting	$50,000
AMERICAN SOCIETY OF CLINICAL ONCOLOGY	2012 Best of ASCO Meeting	$25,000
AMERICAN SOCIETY OF CLINICAL ONCOLOGY	2012 Breast Cancer Symposium	$10,000
AMERICAN SOCIETY OF CLINICAL ONCOLOGY	Markers in Cancer 2012	$50,000
AMERICAN SOCIETY OF HEALTH SYSTEM PHARMACISTS	2012 Midyear Clinical Meeting	$50,000
AMERICANS FOR MEDICAL PROGRESS	Fellowship in Public Outreach	$20,000
AMERICA'S MEDICAL SOCIETY, INC.	Improvements to Website Outreach	$2,000
AMERIHEALTH MERCY FOUNDATION	Health Ministry Program	$20,000
ANGEL FLIGHT NEW ENGLAND	Partners for Life Program	$10,000
ANGEL FLIGHT OF NEW ENGLAND, INC.	Emergency Flights for Those in Critical Need of Medical Care	$5,000
ARTHRITIS FOUNDATION	Managing Your Rheumatoid Arthritis	$5,000
ARTHRITIS FOUNDATION NEW ENGLAND REGION, INC.	Arthritis Ambassador Training Workshop	$5,000
ARTHRITIS FOUNDATION NEW ENGLAND REGION, INC.	Connecticut and Rhode Island Health Advocacy	$6,000
ARTHRITIS FOUNDATION SOUTHEAST REGION, INC.	2012 Bone Bash Fundraising Event	$10,000
ARTHRITIS FOUNDATION, GREAT LAKES REGION NORTHEASTERN CHAPTER	2012 Jingle Bell Run/ Walk	$1,000
ARTHRITIS FOUNDATION, GREAT WEST REGION	Awareness on Health Care Policy Highlighting Universal Prior Authorization	$1,000
ARTHRITIS FOUNDATION, GREAT WEST REGION	Advocacy Efforts Focusing on Improving Patient Access to Treatment	$1,000
ARTHRITIS FOUNDATION, NEW YORK CHAPTER	Regional Advocacy Training	$5,000
ARTHRITIS FOUNDATION, NEW YORK CHAPTER	Regional Grassroots Advocacy Recruitment Activities	$5,000
ARTHRITIS FOUNDATION, NEW YORK CHAPTER	Regional Advocacy Communication Network	$5,000
ARTHRITIS FOUNDATION, PACIFIC REGION	First Annual Arthritis Advocacy Affair Program	$1,000
ARTHRITIS FOUNDATION/GREAT LAKES REGION, NORTHEASTERN OHIO	Wayne County Arthritis Expo	$1,950
ARTHRITIS FOUNDATION/GREAT LAKES REGION, NORTHEASTERN OHIO	Cuyahoga County Fall Arthritis Expo	$3,000

US Medical, Scientific, Patient and Civic Organization Funding Report: Third Quarter 2012

Recipient Name	Program / Project Description	Payment Amount (USD)
ASPEN INSTITUTE	2012 Roundtable Series	$10,000
AVANCE RIO GRANDE VALLEY	Pfizer Helpful Answers Promotores Outreach Program in the McAllen, Texas Area	$5,000
BEBASHI	Our Bodies, Our Selves	$10,000
BETH ISRAEL DEACONESS MEDICAL	Annual Symposium on Autoimmunity and Rheumatic Disease	$7,500
BLACK HEALTH CARE COALITION	Awards Event	$550
BLEEDING DISORDER ASSOCIATION OF NORTHEASTERN NEW YORK, INC.	2012 Par Fore the Course	$1,000
BLEEDING DISORDERS ALLIANCE ILLINOIS	2012 Health Care Advocate Training	$2,500
BLEEDING DISORDERS ASSOCIATION OF THE SOUTHERN TIER, INC.	Fundraising Event	$2,500
BONNIE J. ADDARIO LUNG CANCER FOUNDATION	7th Annual "Simply the Best" Fundraising Event	$70,000
BOYS AND GIRLS CLUB OF CORPUS CHRISTI	Pfizer Helpful Answers Promotores Outreach Program in the Corpus Christi Metropolitan Area	$2,500
BREAD FOR THE CITY	Access to Healthcare Project	$7,500
BRONSON HEALTH FOUNDATION	2012 Walk Across Kalamazoo	$1,000
BUCKS COUNTY AUTISM SUPPORT COALITION	General Operating Support	$3,050
BUSINESS COUNCIL FOR THE UNITED NATIONS	Urbanization, Ageing and Health Panel Discussion	$6,456
CALIFORNIA ACADEMY OF PHYSICIAN ASSISTANTS	36th Annual Conference	$2,500
CALIFORNIA BIO-PHARMA LABOR MANAGEMENT ASSOCIATION	Mesothelioma Research Foundation Fundraising Event	$1,000
CALIFORNIA HEALTHCARE	2012 Annual Meeting	$5,000
CALIFORNIA MEDICAL ASSOCIATION FOUNDATION	Address Issues Related to Access to Care	$10,000
CALIFORNIA SOCIETY FOR BIOMEDICAL RESEARCH	Annual Event: Intersecting Biology and Technology in the 21st Century	$3,000
CANCER SUPPORT COMMUNITY	Living Healthy with Cancer	$115,000
CANCERCARE COPAYMENT	Co-Payment Assistance Program for Patients with Renal Cell Carcinoma	$500,000
CARING VOICE COALITION, INC.	The Gaucher Disease Fund	$75,000
CARNEGIE MELLON UNIVERSITY	Research on Modeling, Optimization and Control for Drug Development Process	$25,000

Recipient Name	Program / Project Description	Payment Amount (USD)
CASCADE AIDS PROJECT	2012 AIDS Walk Portland	$2,500
CATHOLIC HEALTHCARE WEST/MERCY GENERAL HOSPITAL	32nd Annual Pulmonary, Infectious Disease and Critical Care Symposium	$5,000
C-CHANGE	General Operating Support	$100,000
CEDARS-SINAI MEDICAL CENTER	New Therapeutics in Oncology: The Road to Personalized Medicine	$15,000
CENTER FOR MEDICINES IN THE PUBLIC INTEREST	Capitol Hill Conference on Academic Detailing	$5,000
CHILDREN OF GOD RELIEF FUND, INC.	Support of HIV Facility in Nyumbani, Kenya	$5,000
CHILDREN'S AID SOCIETY	Health Program for Teens	$50,000
CHILDREN'S HOSPITAL FOUNDATION	Save the Next Bright Star: Recreation Center Heart Healthy Youth Screening Program	$10,000
CHINESE-AMERICAN PLANNING COUNCIL	Fundraising Walkathon and Family Day Fair	$1,000
CLEAN AIR FOR EVERYONE	Educate and Mobilize Advocates on Smoking Cessation	$2,500
CLEVELAND CLINIC EDUCATIONAL	MS Experts Consensus Summit: Freedom from MS Disease Activity - What Does It Mean and How Do We Achieve It?	$10,000
CLEVELAND CLINIC EDUCATIONAL FOUNDATION	8th Annual Contemporary Issues in Pituitary Disease: Case-based Management Update	$8,000
CLEVELAND CLINIC EDUCATIONAL FOUNDATION	2012 Advances in Neurological Therapeutics	$20,000
CLEVELAND CLINIC EDUCATIONAL FOUNDATION	12th Annual Multidisciplinary Genitourinary Oncology Course	$5,000
CLINICA COLORADO	Providing Women's Health Care To Uninsured Patients	$10,000
CLINICAL AND PATIENT EDUCATORS	Medication Non-Adherence: America's Other Drug Problem	$5,000
CLOSING THE GAP IN HEALTH CARE, INC.	Policy Outreach	$10,000
COLD SPRING HARBOR LABORATORY	Double Helix Medals Fundraising Event	$25,000
COLD SPRING HARBOR LABORATORY	Autism Meeting Support	$5,000
COLORS OF LUPUS NEVADA	Support Forums Related to the Pre-Authorization of Prescription Policy	$1,000
COLUMBIA UNIVERSITY	Healthy Aging Forums	$150,000
CONNECTICUT CHILDREN'S MEDICAL CENTER FOUNDATION	Fundraising Event	$5,000
CONNECTICUT HUMAN RESOURCE COUNCIL	Alzheimer's and The Workplace: What You Need To Know	$1,000

Recipient Name	Program / Project Description	Payment Amount (USD)
COUNCIL OF MEDICAL SPECIALTY SOCIETIES	Annual Meeting	$20,000
CYTOKINE CONFERENCE	14th International TNF (Tumor Necrosis Factor) Conference	$3,000
DANA FARBER CANCER INSTITUTE	Fundraising Event	$5,000
DARTMOUTH-HITCHCOCK MEDICAL CENTER	The Fourth Annual C. Everett Koop, MD Conference: New Horizons for Tobacco Treatment in the 21st Century	$2,500
DEPRESSION AND BIPOLAR SUPPORT ALLIANCE	Advocacy Program Regarding Pre-Authorization and Receiving Needed Medications	$1,000
DERBY CITY TEA ROSE FOUNDATION	2012 Women's Health Symposium: "I'm Worth It"	$5,000
DIRECT RELIEF INTERNATIONAL	Diflucan Partnership Program	$64,722
DUKE UNIVERSITY	33rd Annual Scientific Meeting	$25,000
EMORY UNIVERSITY	South East Lipid Research Conference	$7,500
ENVIRONMENTAL MUTAGEN SOCIETY	43rd Annual Meeting	$2,000
EVERY CHILD BY TWO	Advocacy Support	$100,000
FAMILIA UNIDA LIVING WITH MS	Support Policy and Advocacy Efforts Regarding Awareness to Limiting High Out of Pocket Costs	$2,500
FEDERATION OF AMERICAN ASSOCIATION OF PHYSICIANS OF INDIAN ORIGIN OF GREATER NEW YORK AND NEW JERSEY CHARITABLE FOUNDATION	SEVAK Project: A Pilot Project for Access to Care for the Villages in India	$30,000
FEDERATION OF AMERICAN SOCIETIES FOR EXPERIMENTAL BIOLOGY	Science Research Conference on Lipid Signaling Pathways in Cancer	$5,000
FEDERATION OF AMERICAN SOCIETY FOR EXPERIMENTAL BIOLOGY	Fellowship for "Integration of Genomic and Non-Genomic Steroid Receptor Actions" Research Conference	$8,000
FLORIDA ALLERGY ASTHMA AND IMMUNOLOGY SOCIETY	2012 Anaphylaxis Awareness Campaign	$3,000
FLORIDA SOCIETY OF THE AMERICAN COLLEGE OF OSTEOPATHIC FAMILY PHYSICIANS	Update on Multiple Sclerosis Treatments	$10,000
FOOD ALLERGY INITIATIVE	15th Annual Food Allergy Fundraising Event	$50,000
FOUNDATION FOR CARE MANAGEMENT	What's New In Medicine 2012: Update in Infectious Disease and Internal Medicine	$5,000
FOUNDATION OF THE AMERICAN THORACIC SOCIETY	Research Fellowship in Pulmonary Arterial Hyptertension	$65,000
FUNDACION PUERTORRIQUENA DE ENFERMEDADES REUMATICAS	Advocacy Educational Symposium	$5,000
FUNDACION PUERTORRIQUENA SINDROME DOWN	Fundraising Event	$3,000

Recipient Name	Program / Project Description	Payment Amount (USD)
GENETIC TOXICOLOGY ASSOCIATION	2012 Annual Meeting	$3,000
GEORGE WASHINGTON UNIVERSITY	2012 Hematology and Medical Oncology Best Practices Course	$10,000
GEORGIA DIABETES COALITION	Defeat Diabetes in Denim and Diamonds	$500
GEORGIA PHARMACY ASSOCIATION, INC.	Legislative Advocacy Briefing	$10,000
GILDA'S CLUB DELAWARE VALLEY, INC.	General Operating Support	$9,200
GORDON RESEARCH CONFERENCES	2013 Gordon Research Conference: Staphylococcal Diseases	$10,000
GORDON RESEARCH CONFERENCES	Excitatory Synapses and Brain Function Conference	$5,000
GREAT LAKES HEMOPHILIA FOUNDATION	Fundraising Event	$1,350
HARVARD MEDICAL SCHOOL	Advances in Rheumatology	$20,000
HARVARD MEDICAL SCHOOL	Acute Pain Management Symposium	$5,000
HEALTHHIV	Chronic Disease and Prevention Forum	$40,000
HELPING OUR PAIN AND EXHAUSTION, INC.	Exercise and Wellness Support Training Program	$10,000
HEMOPHILIA ASSOCIATION OF NEW JERSEY	33rd Memorial Fundraising Event	$10,000
HEMOPHILIA ASSOCIATION OF NEW YORK, INC.	Fundraising Event	$7,500
HEMOPHILIA ASSOCIATION OF THE CAPITAL AREA	17th Annual DC Hemophilia Fundraising Event	$2,000
HEMOPHILIA CENTER OF WESTERN NEW YORK, INC.	14th Annual Friends Making a Difference Fundraising Event	$1,000
HEMOPHILIA FEDERATION OF AMERICA	Advocacy Support	$65,000
HEMOPHILIA FOUNDATION OF ARKAN	Camp Nopokamee Summer Camp	$3,500
HEMOPHILIA FOUNDATION OF GREATER FLORIDA	18th Annual Family Retreat Weekend	$3,000
HEMOPHILIA FOUNDATION OF ILLINOIS	Fundraising Event	$2,500
HEMOPHILIA FOUNDATION OF MN/DA	2nd Annual Walk Fundraiser "Step Out for Bleeding Disorders"	$2,000
HEMOPHILIA FOUNDATION OF NEW MEXICO	Fundraising Event	$2,500
HEMOPHILIA FOUNDATION OF NORTH CALIFORNIA	Fundraising Event	$2,400
HEMOPHILIA FOUNDATION OF NORTH CALIFORNIA	Advocacy Summit	$750

Recipient Name	Program / Project Description	Payment Amount (USD)
HEMOPHILIA FOUNDATION OF NORTH CALIFORNIA	Fundraising Event	$1,000
HEMOPHILIA FOUNDATION OF OREGON	Summer Resident Camp and Family Camp	$5,000
HEMOPHILIA OF INDIANA, INC.	28th Annual Fundraising Event	$800
HEMOPHILIA OF IOWA, INC.	Fundraising Event	$2,000
HEMOPHILIA OF NORTH CAROLINA	July 2012 Teen Education Retreat	$1,500
HISPANIC FEDERATION	2nd Annual Unidad Latina Conference	$5,000
HOPE FUNDS FOR CANCER RESEARCH	Fundraising Event	$10,000
HOSPITAL FOR SPECIAL SURGERY	Pain Management in 2012: Issues, Challenges and Treatments	$2,000
HOSPITAL OF THE UNIVERSITY OF PENNSYLVANIA	Pfizer Fellowship in Bioethics Award	$50,000
HOSPITALITY HOMES	Fundraising Event	$2,500
HOSPITALITY HOUSE OF CHARLOTTE	Family Shelter Program	$15,000
ILLINOIS ACADEMY OF FAMILY	Annual Meeting	$10,000
ILLINOIS MATERNAL AND CHILD HEALTH COALITION	Fundraising Event	$1,000
IMMUNIZATION ACTION COALITION	2012 Advocacy Support	$100,000
INDIANA ACADEMY OF PHYSICIAN ASSISTANTS	2012 Annual Fall CME Conference	$2,500
INDIANA UNIVERSITY	Improving the Quality of Elderly Care in Indiana: Reducing the Incidence of Vaccine-Preventable Pneumonia and Related Morbidity and Mortality	$390,000
INTERNATIONAL ATHEROSCLEROSIS SOCIETY	2012 Seminar in Lipid Metabolism	$20,000
INTERNATIONAL SOCIETY FOR PHARMACEUTICAL ENGINEERING	2012-2013 Program Support	$5,000
INTERNATIONAL SOCIETY FOR STUDY OF XENOBIOTICS	General Operating Support	$12,500
JOAN'S LEGACY: UNITING AGAINST LUNG CANCER	10th Anniversary Fundraising Event	$17,000
JOHN C. LINCOLN HEALTH FOUNDATION	Breast Cancer Screenings and Diagnostics	$10,000
KENTUCKY ACADEMY OF PHYSICIAN ASSISTANTS	36th Annual CME Symposium	$2,500
KENTUCKY HEMOPHILIA FOUNDATION, INC.	Fundraising Event	$1,000

Recipient Name	Program / Project Description	Payment Amount (USD)
KENTUCKY PEDIATRIC SOCIETY	Office Based Pediatrics 2012	$2,500
KENTUCKY PINK CONNECTION	Support of patient navigation	$10,000
KEYSTONE SYMPOSIA	2012-2013 Directors' Fund	$50,000
LEUKEMIA AND LYMPHOMA SOCIETY	Team in Training Program	$500
LEUKEMIA AND LYMPHOMA SOCIETY	2012 Kalamazoo Klassic	$1,000
LIVING BEYOND BREAST CANCER	Yoga on the Steps Fundraising Event	$9,150
LOUISIANA STATE UNIVERSITY HEALTH SCIENCES CENTER	2009 Rheumatology Visiting Professorship Award	($2,558)*
LUNG CANCER FOUNDATION OF AMERICA	Fundraising Event	$10,000
LUPUS FOUNDATION	General Operating Support	$2,000
LUPUS FOUNDATION OF AMERICA	2012 Policy Goals and Activities	$100,000
MARCH OF DIMES	Blue Jeans for Babies Campaign	$750
MARCH OF DIMES	Valley Signature Chefs Auction Fundraising Event	$2,500
MARY M GOOLEY HEMOPHILIA CENTER	2012 Finger Lakes Triathlon	$10,000
MATCHINGDONORS	Matchingdonors.com Patient Initiative	$50,000
MAYO CLINIC	Acute and Chronic Leukemia's 2012	$7,500
MAYO CLINIC ROCHESTER	11th Annual Mayo Clinic Updates in Nephrology and Kidney Transplantation	$7,500
MEDCHI, THE MARYLAND STATE MEDICAL SOCIETY	Awareness Program for Epinephrine Auto-Injectors	$5,000
MEDCHI, THE MARYLAND STATE MEDICAL SOCIETY	Fundraising Event	$5,000
MEDICAL COLLEGE OF WISCONSIN	14th International Conference on Chronic Myeloid Leukemia: Biology and Therapy	$30,000
MEDICAL SOCIETY OF THE STATE OF NEW YORK	I-STOP Bill Support	$10,000
MEDICAL UNIVERSITY OF SOUTH CAROLINA	2010 Neurology/Psychiatry Visiting Professorship	($639)*
MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH	General Operating Support	$10,000
MIDWEST HEMOPHILIA ASSOCIATION	MHA Summer Camp	$5,000
MIDWEST HEMOPHILIA ASSOCIATION	Annual Kansas City Walk-a-Thon	$1,000

Recipient Name	Program / Project Description	Payment Amount (USD)
MIDWEST HEMOPHILIA ASSOCIATION	Fundraising Event	$2,500
MIDWEST HEMOPHILIA ASSOCIATION	Fundraising Event: Family Fair	$2,500
MINNEAPOLIS FOUNDATION	Community Health Fund	$10,000
MINNESOTA MEDICAL FOUNDATION	Women's Health Research Conference: A Focus on Mature Women's Health	$2,500
MONTEFIORE MEDICAL CENTER	New York Cancer Consortium 7th Annual Developmental Therapeutics Symposium	$5,000
MOUNTAIN AREA HEALTH EDUCATION CENTER	5th Annual Partnering Western Medicine and Integrative Healthcare Conference: Tools for Thriving in an Era of Healthcare Reform	$15,000
MS VIEWS AND NEWS, INC.	Neurological Aspects of Multiple Sclerosis	$2,000
MULTINATIONAL ASSOCIATION OF SUPPORTIVE CARE IN CANCER, INC.	Workshop on Gastrointestinal Complications	$25,000
NAMI GREATER CLEVELAND	Education and Support for Depression in Women	$5,000
NAMI IDAHO	7th Annual NAMIWalks Changing Minds Fundraising Event	$1,000
NAMI IOWA	NAMIWalks	$1,000
NAMI KENTUCKY	2012 Annual Conference	$500
NAMI MARYLAND	Annual Education Conference	$2,500
NAMI TEXAS	2012 NAMI Texas Annual Conference	$2,000
NAMI VIRGINIA	2012 Campaign for a Better Tomorrow	$75,000
NATIONAL ACADEMY OF SCIENCES	Public Interfaces of Life Sciences Initiative	$10,000
NATIONAL ASSOCIATION FOR HEALTHCARE QUALITY	37th Annual Educational Conference	$25,000
NATIONAL ASSOCIATION OF HISPANIC NURSES	2012 Initiatives	$35,000
NATIONAL CHILD SAFETY COUNCIL	Safety and Drug Prevention Education Program	$250
NATIONAL FAMILY CAREGIVERS ASSOCIATION	Creating the Voice: A Celebration of Family Caregiving	$15,000
NATIONAL HEMOPHILIA FOUNDATION	Camp Independence	$5,000
NATIONAL HEMOPHILIA FOUNDATION	Camp Independence	$5,000
NATIONAL HEMOPHILIA FOUNDATION	2012 Campaign for Our Future	$200,000

Recipient Name	Program / Project Description	Payment Amount (USD)
NATIONAL HEMOPHILIA FOUNDATION	2012 Nebraska Chapter Fundraising Event	$500
NATIONAL HEMOPHILIA FOUNDATION DELAWARE VALLEY CHAPTER	Fundraising Event	$1,000
NATIONAL HEMOPHILIA FOUNDATION, DELAWARE VALLEY CHAPTER	State Advocacy Work	$5,000
NATIONAL HEMOPHILIA FOUNDATION, DELAWARE VALLEY CHAPTER	Fundraising Event	$10,000
NATIONAL HEMOPHILIA FOUNDATION, DELAWARE VALLEY CHAPTER	Fundraising Event	$30,000
NATIONAL HISPANIC MEDICAL ASSOCIATION	Rebranding Initiative	$25,000
NATIONAL HISPANIC MEDICAL ASSOCIATION	2012 Leadership Meeting	$10,000
NATIONAL MINORITY QUALITY FORUM	2012 Lung Cancer Atlas	$15,000
NATIONAL MULTIPLE SCLEROSIS SOCIETY	Walk MS Awards Event	$6,000
NATIONAL PRESS FOUNDATION	Alzheimer's Issues 2012	$50,000
NEUROPATHY ASSOCIATION	Awareness Campaign	$5,000
NEVADA SENIOR CORPS ASSOCIATION	Support Educational Legislative Forums	$1,000
NEW ENGLAND HEMOPHILIA ASSOCIATION	Fundraising Event	$2,500
NEW ENGLAND IMMUNOLOGY CONFERENCE	38th Annual Conference	$1,000
NEW JERSEY BUSINESS AND INDUSTRY ASSOCIATION	Meet the Decision Makers	$1,250
NEW YORK STEM CELL FOUNDATION	7th Annual Translational Stem Cell Research Conference	$30,000
NEW YORK UNIVERSITY SCHOOL OF MEDICINE	Inflammation and Immunity Program Retreat	$5,000
NORTH AMERICAN MENOPAUSE SOCIETY	23rd Annual Meeting	$50,000
NORTHEAST SOCIETY OF TOXICOLOGY	2012 Fall Meeting	$1,500
NORTHERN NEVADA AFFILIATE OF SUSAN G. KOMEN FOR THE CURE	Race for the Cure	$410
NORTHWESTERN UNIVERSITY	8th Annual Midwestern Hospital Medicine Conference	$5,000
NORTON HEALTHCARE FOUNDATION	Get Healthy Access: Screening Kentucky's Most Underserved for Cardiovascular Disease	$10,000

US Medical, Scientific, Patient and Civic Organization Funding Report: Third Quarter 2012

Recipient Name	Program / Project Description	Payment Amount (USD)
OHIOHEALTH	4th Annual Pain Symposium	($5,426)*
ONCOLOGY NURSING SOCIETY	2012 ONS Connections: Advancing Care Through Science	$15,000
OREGON HEALTH AND SCIENCE UNIVERSITY FOUNDATION	Neurology in 2012	$10,239
OREGON MEDICAL ASSOCIATION	Health Disparities Through Immunization	$10,000
OREGON RHEUMATOLOGY ALLIANCE	Advocating for Patient Care	$2,000
PARKVIEW HOSPITAL	Neuroscience/Brain Injury Symposium	$1,500
PARTNERSHIP AT DRUGFREE ORG	Wake Up to Medicine Abuse	$25,000
PARTNERSHIP HEALTH CENTER, INC.	Pain School	$9,248
PATIENT ADVOCATE FOUNDATION	National Hispanic/Latino Outreach Program	$60,000
PENNSYLVANIA HEALTH CARE QUALITY ALLIANCE	Coalition on Transparency, Quality Improvement, and Public Reporting Efforts	$25,000
PHEO PARA ALLIANCE	Fundraising Event	$2,500
PITUITARY NETWORK ASSOCIATION	Patient and Community Education Webinar Program	$10,000
PITUITARY SOCIETY	2012 Pituitary Society Membership Event	$5,000
POPULATION SERVICES INTERNATIONAL	Global Health Fellowship	$2,500
PREMIER COMMUNITY HEALTH	Women's Cardiovascular Risk Reeducation Program	$3,500
PULMONARY HYPERTENSION ASSOCIATION	Support Group Central Fund	$75,000
PULMONARY HYPERTENSION ASSOCIATION	Special Events Central Fund	$100,000
PULMONARY HYPERTENSION ASSOCIATION	Colorado Pulmonary Hypertension 5K Run	$15,000
RARE PROJECT	2012 Advocacy Support Programs	$5,000
RARE PROJECT	Patient Advocacy Summit	$10,000
RARE PROJECT	Fundraising Event	$15,000
RESEARCH FOUNDATION OF THE STATE UNIVERSITY OF NEW YORK	Young Adult/Teen Adventure Program 2012	$5,000
RETIRESAFE	2012 Internship Program	$13,700

Recipient Name	Program / Project Description	Payment Amount (USD)
RUSH-COPLEY FOUNDATION	Health Screening Outreach Program	$10,000
SAINT ANDREWS LIGHTHOUSE, INC.	Gabriel House of Care Patient Support Program	$25,000
SALK INSTITUTE FOR BIOLOGICAL STUDIES	Fundraising Event Benefiting Scientific Research and Educational Outreach Programs	$13,900
SANGRE DE ORO, INC.	Advocacy Program	$5,000
SENIOR CENTER FOR HEALTH AND SECURITY	2012 Healthcare Public Policy Educational Activities	$35,000
SJOGREN'S SYNDROME FOUNDATION	Rheumatoid Arthritis and Sjogren's Awareness Initiative	$10,000
SOCIETY FOR TRANSLATIONAL ONCOLOGY	3rd Annual Meeting	$15,000
SOCIETY OF TOXICOLOGY	2013 Society of Toxicology Annual Meeting Sponsorship	$15,000
SOMOS EL FUTURO, INC.	Fall/ Winter Conference	$5,000
SOUTH BAY AMERICAN WOMEN'S ASSOCIATION	Website Expansion Educating Members on Legislation that Improves Access to Medicines	$2,000
SOUTH CAROLINA PODIATRIC MEDICAL ASSOCIATION	Policy Outreach Program	$1,000
SOUTH FLORIDA VA FOUNDATIONFOR RESEARCH AND EDUCATION, INC.	An Avatar-Mediated Simulation CME Program: Improving Primary Care Physicians' Smoking Cessation Competencies	$200,000
SOUTH TEXAS COLONIA INITIATIVE	Pfizer Helpful Answers Promotores Outreach Program in the Corpus Christi Metropolitan Area	$5,000
SOUTHWESTERN OHIO HEMOPHILIA FOUNDATION	Fundraising Event	$600
SPONDYLITIS ASSOCIATION OF AMERICA	Advocacy and Awareness Program	$25,000
SUSAN G. KOMEN BREAST CANCER	10th Annual Pink Tie Fundraising Event	$10,000
SUSAN G. KOMEN BREAST CANCER	Honoring the Promise Fundraising Event	$10,000
SWEDISH MEDICAL CENTER	2nd Annual Intensive Update in Neurology	$9,000
TEMPLE UNIVERSITY	Lowering Risk of Pre-Hypertension in African Americans	$10,000
TENNESSEE HEMOPHILIA AND BLEEDING DISORDER FOUNDATION	Fundraising Event	$1,500
TERRI BRODEUR BREAST CANCER FOUNDATION	Corporate Sponsorship	$2,500
TEXAS CENTRAL HEMOPHILIA ASSOCIATION, INC.	2012 Texas Central Board Training	$4,000
THE AMERICAN CANCER SOCIETY	Relay for Life	$500

Recipient Name	Program / Project Description	Payment Amount (USD)
THE AMERICAN CANCER SOCIETY	Coaches vs. Cancer Fundraising Event	$5,000
THE BLEEDING AND CLOTTING DISORDERS INSTITUTE	Fundraising Event	$1,000
THE CHILDREN'S INN AT NIH	Fundraising Event	$5,000
THE JOHNS HOPKINS UNIVERSITY	2012 Alzheimer's Association International Conference	$2,000
THESECONDOPINION	The Second Opinion Program	$30,000
TRANSPLANT FOUNDATION, INC.	22nd Annual Transplant Education Forum	$6,500
TRIO PHILADELPHIA	Transplant Candidates Information Workshop	$5,000
TRI-STATE BLEEDING DISORDER FOUNDATION	Camp NJOYITALL	$5,000
TRUSTEES OF BOSTON UNIVERSITY	Departmental Pharmacology Educational Activities	$64,000
TRUSTEES OF THE UNIVERSITY OF PENNSYLVANIA	Research Support	$60,000
TUFTS MEDICAL CENTER	General Operating Support	$2,500
UNITED HOSPITAL FUND	Fundraising Event	$5,000
UNITED WAY OF ROCKLAND COUNTY	2012 Fall Day of Caring Fundraising Event	$2,500
UNIVERSITY OF CALIFORNIA	2012 Pfizer-UC Irvine Excellence in Undergraduate Research in Organic Chemistry Fellowship	$300
UNIVERSITY OF CALIFORNIA, SAN DIEGO	Update in Rheumatology 2012: Highlights from the ACR and EULAR Meetings	$10,000
UNIVERSITY OF CALIFORNIA, SAN DIEGO, MOORES CANCER CENTER	19th Annual Luau and Longboard Invitational	$48,450
UNIVERSITY OF CINCINNATI	Community-Academic Partnership to Improve Pneumococcal Immunization Rates in an Underserved Population	$250,000
UNIVERSITY OF CINCINNATI	Utilizing Population Health Outcomes Data to Increase Adult Pneumococcal Immunization Rates	$625,225
UNIVERSITY OF NEBRASKA	39th Remington Winter Course in Infectious Diseases	$50,000
UNIVERSITY OF NEBRASKA	Issue of Prescription Drug Abuse in Connecticut's Lower Naugatuck Valley	($1,419)*
UNIVERSITY OF RHODE ISLAND PUBLIC PROGRAM AND SPECIAL EVENTS	Frontiers in Pharmaceutical Sciences: Global Perspectives	$2,500
UNIVERSITY OF TENNESSEE	2012 Fellowship in Amyloidosis, Medical Futures Forum	$50,000
UNIVERSITY OF TEXAS COLLEGE OF PHARMACY	60th Annual Pharmacy Practice Seminar	$7,500

* Parentheses represent refunds of previously disclosed payments

Recipient Name	Program / Project Description	Payment Amount (USD)
UNIVERSITY OF TEXAS HEALTH SCIENCE CENTER	2012 CTRC-AACR San Antonio Breast Cancer Symposium	$25,000
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	15th International Symposium on Anti-Angiogenic Therapy: Recent Advances and Future Directions in Basic and Clinical Cancer Research	$10,000
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	Second International Conference: Cancer and the Heart	$10,000
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	7th Urologic Oncology: Advances in Clinical Practice	$10,000
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	Hematologic Malignancies 2012 - Eighth International Conference	$30,000
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	15th Annual APAO Conference Featuring APAO's Best of ASCO Meeting	$20,000
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	2012 Neuroendocrine Tumor Symposium NET Management Strategies: What's New and Relevant?	$15,000
UNIVERSITY OF TEXAS SOUTHWESTERN MEDICAL CENTER	PHD/ MD Fellowship	$100,000
UNIVERSITY OF WISCONSIN	Great Lakes Transplant Immunology Forum	$3,000
US AGAINST ALZHEIMERS	The Global CEO Initiative on Alzheimer's Disease	$50,000
UTAH HEMOPHILIA FOUNDATION	2012 BloodRun	$5,000
UTAH HEMOPHILIA FOUNDATION	Fundraising Event	$1,500
UTAH MEDICAL ASSOCIATION	House of Delegates Policy Program	$3,000
VANDERBILT UNIVERSITY	International Cardioncology Society VI Annual Meeting	$15,000
VIRGINIA ACADEMY OF FAMILY PHYSICIANS	2012 Annual Meeting: Management of Menopause	$2,000
VIRGINIA HEMOPHILIA FOUNDATION	Fundraising Event	$2,500
VIRGINIA HOSPITAL RESEARCH AND EDUCATION FOUNDATION	Virginia Healthy Community Report Card Initiative	$30,000
VIRGINIA QUALITY HEALTHCARE NETWORK	13th Annual Legislative Wrap Up	$1,500
VISHNU MANDIR	Community Health Fair	$2,500
VISITING NURSE ASSOCIATIONS OF AMERICA	2012 Public Policy Leadership Conference	$10,000
WAYNE STATE UNIVERSITY	State of the Art Treatment of Gastrointestinal Cancers Symposium	$5,000
WEILL CORNELL MEDICAL COLLEGE	2nd Annual Update in Pediatric Endocrinology	$5,000
WEST VIRGINIA STATE MEDICAL ASSOCIATION	2012 Healthcare Summit	$1,250

Recipient Name	Program / Project Description	Payment Amount (USD)
WESTERN PENNSYLVANIA CHAPTER OF THE NATIONAL HEMOPHILA FOUNDATION	Fundraising Event	$1,000
WOMEN'S RESOURCE CENTER	Health Care Access Program	$10,000
YALE UNIVERSITY DEPARTMENT OF CHEMISTRY	13th Annual Connecticut Organic Chemistry Symposium	$2,500
YMCA OF THE USA	Raise Awareness of Preventive Health	$400,000
YWCA OF BETHLEHEM	Neighbor to Neighbor Program	$7,725

Recipient Name	Program / Project Description	Payment Amount (USD)
ACADEMIA MEDICA DEL SUR	Vaccine-Preventable Diseases: Focusing on Prevention: Stopping the Fear Epidemic	$5,000
ACCORDIA GLOBAL HEALTH FOUNDATION	Centers of Excellence, Infectious Diseases Institute, Makerere University	$300,000
ACROMEGALY COMMUNITY, INC.	General Operating Support	$4,000
ADVOCACY FOR PATIENTS WITH CHRONIC ILLNESS, INC.	Advocacy Initiatives Related to Specialty Tiers	$2,500
ADVOCATES FOR RESPONSIBLE CARE	ARxC Empowering Patient Access to Medications	$2,000
ALABAMA PHARMACY ASSOCIATION	Alabama Medicaid Event	$1,500
ALASKA NATIVE MEDICAL CENTER	Camp Arctic: Arthritis Can't Tame My Independence and Courage	$10,000
ALBERT EINSTEIN COLLEGE OF MEDICINE	Best Practices in Diagnosis and Multimodal Management of Fibromyalgia	($786)*
ALIANZA PARA UN PUERTO RICO SIN DROGAS	General operating support for drug prevention workshops	$25,000
ALLIANCE FOR AGING RESEARCH	19th Annual Bipartisan Event	$15,000
ALLIANCE FOR CLINICAL TRIALS IN ONCOLOGY FOUNDATION	2012 Alliance for Clinical Trials In Oncology Group and November Scientific Committee Meeting	$40,000
ALLIES LINKED FOR THE PREVENTION OF HIV AND AIDS	Boise Pride Event: Providing Education and Awareness on Patient Rights and Protection as Related Access to Medication	$1,000
ALZHEIMER'S ASSISTANCE FUND	Alzheimer's Assistance Fund - Patient Support	$20,000
ALZHEIMER'S ASSOCIATION	3rd Early Memory Loss Forum	$35,000
ALZHEIMER'S ASSOCIATION, WEST VIRGINIA CHAPTER	2012 Thanks for the Memories Fundraising Event	$1,500
ALZHEIMERS DRUG DISCOVERY FOUNDATION	13th International Conference on Alzheimer's Drug Discovery	$10,000
AMERICAN ACADEMY OF FAMILY PHYSICIANS	2012 AAFP Scientific Assembly	$50,000
AMERICAN ACADEMY OF FAMILY PHYSICIANS FOUNDATION	2012 Annual Leadership Forum	$10,000
AMERICAN ACADEMY OF FAMILY PHYSICIANS FOUNDATION	2012 State Legislative Conference	$20,000
AMERICAN ACADEMY OF FAMILY PHYSICIANS FOUNDATION	2012 Pfizer Teacher Development Awards	$50,000
AMERICAN ACADEMY OF FAMILY PHYSICIANS FOUNDATION	Pfizer Immunization Awards Program	$175,000
AMERICAN ACADEMY OF NURSE PRACTITIONERS	AANP 27th National Conference	$50,000

Recipient Name	Program / Project Description	Payment Amount (USD)
AMERICAN ACADEMY OF ORTHOPAEDIC SURGEONS	AOA 125th Annual Meeting Conference	$10,000
AMERICAN ACADEMY OF PEDIATRICS	New Jersey Children's Fundraising Event	$3,500
AMERICAN ACADEMY OF PHYSICIAN ASSISTANTS	VAPA 30th Annual CME Conference	$2,500
AMERICAN ACADEMY OF PHYSICIAN ASSISTANTS	2012 Paragon Awards	$50,000
AMERICAN ACADEMY OF PRIVATE PHYSICIANS	Healthcare Reform Awareness	$10,000
AMERICAN ASSOCIATION OF MEDICAL SOCIETY EXECUTIVES	2012 New Medical Executives Institute	$20,000
AMERICAN ASSOCIATION OF MEDICAL SOCIETY EXECUTIVES	2012 Annual Conference	$30,000
AMERICAN ASSOCIATION OF PHARMACEUTICAL SCIENTISTS	2012 Sustaining Sponsor Program and New Investigator Grant in Pharmaceutics and Pharmaceutical Technologies	$42,045
AMERICAN ASSOCIATION OF PHYSICIANS OF INDIAN ORIGIN	2012 Legislative Conference	$5,000
AMERICAN CANCER SOCIETY	2012 Relay for Life	$500
AMERICAN CANCER SOCIETY, BORDER SIERRA REGION	2012 San Diego Discovery Celebration: Mission "Under" The Moon	$2,500
AMERICAN CANCER SOCIETY, PUERTO RICO HOPE LODGE	Relay for Life	$10,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Legislative Priority Efforts	$2,500
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	New England Research Fundraising Event	$2,500
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Advocacy Policy Workshops	$2,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	"A Capitol Evening"	$2,500
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Annual Research Event	$2,500
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Advocacy Training Efforts	$5,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	"Under the Dome" Publication Initiative	$12,500
AMERICAN CHRONIC PAIN ASSOCIATION	2012 Discuss Pain Now	$30,000
AMERICAN COLLEGE OF OBSTETRICIANS AND GYNECOLOGISTS	Enhancing Early Assessment, Diagnosis, and Treatment of the Casual/Occasional Smoker: In-Office Education for Obstetrician-Gynecologists and their Patients	$71,000
AMERICAN COLLEGE OF PHYSICIANS	New York Chapter: 2012 Annual Scientific Meeting	$3,500
AMERICAN COLLEGE OF PHYSICIANS FOUNDATION	Tools for Clinicians to Use with Patients to Improve Self-Management of COPD	$24,780

Recipient Name	Program / Project Description	Payment Amount (USD)
AMERICAN COLLEGE OF SURGEONS FOUNDATION	2012 Surgical Volunteerism and Humanitarian Awards	$47,750
AMERICAN COLLEGE OF SURGEONS FOUNDATION	Operation Giving Back	$84,500
AMERICAN FOUNDATION FOR PHARMACEUTICAL EDUCATION	Fellowships in Pharmaceutical Science Research and Education	$20,000
AMERICAN GI FORUM OF CALIFORNIA	State Conference: Improving Access to Pain Medication	$3,000
AMERICAN HEAD AND NECK SOCIETY	International Conference of Head and Neck Cancer: Bridging the Gap- Caring for the Head and Neck Cancer Patient	$20,000
AMERICAN HEART ASSOCIATION	Legislative Grassroots Recruitment: You're the Cure	$1,000
AMERICAN HEART ASSOCIATION	Heart Walk Fundraising Event	$1,500
AMERICAN HEART ASSOCIATION	38th Seminar on the Epidemiology and Prevention of Cardiovascular Disease	$10,000
AMERICAN HEART ASSOCIATION	2012 American Heart Association Scientific Sessions	$50,000
AMERICAN INSTITUTE OF CHEMICAL ENGINEERS	Promote Excellence in Chemical Engineering Education and Global Practice	$3,000
AMERICAN LUNG ASSOCIATION OF NEW YORK STATE	New York City Fight for Air Walk	$10,000
AMERICAN MEDICAL WOMENS ASSOCIATION	2012 AMWA Awards	$25,000
AMERICAN NEUROLOGICAL ASSOCIATION	4th Annual Translational and Clinical Research Course for Clinician-Scientists	$10,000
AMERICAN PUBLIC HEALTH ASSOCIATION	Public Health Fellowship in Government	$95,000
AMERICAN SOCIETY FOR NUTRITION, INC.	Advances and Controversies in Clinical Nutrition	$7,500
AMERICAN SOCIETY OF CLINICAL ONCOLOGY CANCER FOUNDATION	2012 Young Investigators Award	$60,000
AMERICAN SOCIETY OF MEDICAL ASSOCIATION COUNSEL	Annual Continuing Legal Education Meeting	$10,000
AMERICAN STROKE FOUNDATION	Rose Award Event	$250
ARIZONA PHARMACY ALLIANCE	8th Annual Meeting	$1,500
ARTHRITIS FOUNDATION	2012 South Central Region Juvenile Arthritis Conference	$10,000
ARTHRITIS FOUNDATION NORTHEAST REGION, INC.	Northeast Regional Reporter and Spotlight on Research Newsletters	$10,000
ARTHRITIS FOUNDATION NORTHEAST REGION, INC.	Living Well with Fibromyalgia Forums and Webcasts	$20,000
ARTHRITIS FOUNDATION, GEORGIA CHAPTER	2012 Arthritis Ambassador Program	$75,000

Recipient Name	Program / Project Description	Payment Amount (USD)
ARTHRITIS FOUNDATION, GREAT LAKES REGION NORTHEASTERN CHAPTER	State Advocacy Issues Webinar	$6,000
ARTHRITIS FOUNDATION, MID ATLANTIC	2012 Advocacy Efforts	$12,500
ARTHRITIS FOUNDATION, MID-ATLANTIC REGION, INC.	Arthritis Answers	$1,500
ARTHRITIS FOUNDATION, NEW ENGLAND REGION, INC.	Osteoarthritis and You	$6,010
ARTHRITIS FOUNDATION, NORTHEASTERN OHIO CHAPTER	Advocate Engagement Efforts: Ensuring Access to Medications	$1,500
ARTHRITIS FOUNDATION, NORTHERN CALIFORNIA CHAPTER	Health Care Policy Issues: Improving Access to Pain Medications	$2,000
ARTHRITIS FOUNDATION, PACIFIC REGION	Health Care Policy Education: Reducing Obstacles to Preferred Prescription Medications	$2,500
ASSOCIATION OF COMMUNITY CANCER CENTERS	Molecular Testing in the Community Oncology Setting: Understanding the Landscape and Identifying and Sharing Best Practices	$167,000
ASSOCIATION OF NIGERIAN PHYSICIANS IN THE AMERICAS	2012 Advocacy Initiatives	$1,000
ASSOCIATION OF ONCOLOGY SOCIAL WORK	Navigating a New World: Revolutions in Psychosocial Oncology Care	$5,000
ASTHMA AND ALLERGY FOUNDATION OF AMERICA	Advocacy Support	$75,000
BETH ISRAEL DEACONESS MEDICAL CENTER	Celebration of Life	$10,000
BOSTON UNIVERSITY SCHOOL OF MEDICINE	13th Annual Symposium on Chemical Synthesis: Advances and Applications	$1,500
BOSTON UNIVERSITY SCHOOL OF MEDICINE	General operating support for Boston University women in Chemistry	$1,500
BREAST CANCER RESEARCH FOUNDATION	2012 Fundraising Event	$10,000
BREAST CANCER RESEARCH FOUNDATION	My Fair Evelyn's Dream Fundraising Event	$15,000
BUSINESS COUNCIL FOR THE UNITED NATIONS	Urbanization, Ageing and Health Panel Discussion	$7,762
CALIFORNIA ACADEMY OF FAMILY PHYSICIANS	Cease Smoking Today: Extending Our Reach	$100,000
CALIFORNIA ACADEMY OF FAMILY PHYSICIANS	Cease Smoking Today (CS2day): Building on Success	$500,000
CALIFORNIA ACADEMY OF PHYSICIAN ASSISTANTS	Emerging Health Care Policy Impacting Access to Drugs	$5,000
CALIFORNIA HEALTHCARE INSTITUTE	Science and Policy Efforts to Advance Cancer Care	$10,000
CALIFORNIA SEPARATION SCIENCE SOCIETY	Conference Sponsorship	$13,040
CAMP HIGH HOPES, INC.	Camp High Hopes	$5,000

Recipient Name	Program / Project Description	Payment Amount (USD)
CAMP LITTLE OAK, INC.	Camp Little Oak	$1,500
CAMPAIGN FOR BETTER HEALTH CARE	"My Healthcare is Not Debatable" Event	$500
CAMPAIGN FOR PUBLIC HEALTH FOUNDATION	Public Health Research and Program Support	$40,000
CAMPAIGN FOR TOBACCO FREE KIDS	Insurer Study Support	$50,000
CANCER MOLECULAR THERAPEUTICS RESEARCH ASSOCIATION	2012 Annual Conference	$5,000
CANCER PREVENTION AND RESEARCH INSTITUTE OF TEXAS FOUNDATION	Courage Against Cancer Award Event	$2,500
CARCINOID CANCER AWARENESS NETWORK	2012 Net Cancer Patient Conference	$10,000
CARING AMBASSADORS PROGRAM, INC.	Lung Cancer Program Educational Material Development	$10,000
CARING CONNECTIONS	General Operating Support	$50
CASA LA PROVIDENCIA, INC.	Rehabilitation for Women Support	$8,000
CENTER FOR PRACTICAL BIOETHICS	Transitions of Care	$1,000
CEO ROUNDTABLE ON CANCER, INC.	General Operating Support	$40,000
CHEFF THERAPEUTIC RIDING CENTER	Fundraising Event	$2,500
CHICAGO HISPANIC HEALTH COALITION	Get Up! Get Moving! Event to Promote Family Physical Activity	$1,000
CHILDREN'S CAUSE FOR CANCER ADVOCACY	A Capital Reception for Children with Cancer	$2,000
CHINESE-AMERICAN BIOMEDICAL ASSOCIATION	2012 Annual Conference: "Meeting the Challenges Through Innovation"	$1,000
CLEVELAND CLINIC EDUCATIONAL FOUNDATION	14th Annual Pain Management Symposium	($2,427)*
CLEVELAND CLINIC EDUCATIONAL FOUNDATION	16th Annual Meeting of the Collaborative Group of Americas on Inherited Colorectal Cancer	$5,000
CLOSING THE GAP IN HEALTH CARE, INC.	Website Enhancement and Advocacy Capabilities	$2,000
CME OUTFITTERS, LLC	The Challenge of Inflammatory Arthritis	$18,750
CME OUTFITTERS, LLC	Challenge of Inflammatory Arthritis: Aligning Treatment Strategies with Emerging Evidence	$59,877
COLEGIO DE EDUCACION ESPECIAL Y REHABILITACION INTEGRAL, INC.	General Operating Support	$15,000
COLORADO SOCIETY OF OSTEOPATHIC MEDICINE	Primary Care Medicine in the Rockies	$3,285

* Parentheses represent refunds of previously disclosed payments

Recipient Name	Program / Project Description	Payment Amount (USD)
COMITE EDUCACION Y BIENESTAR NINOS Y ADOLESCENTES CON DIABETES, INC.	2012 Diabetes Educational and Recreational Camp	$2,500
COMMUNITY FAMILY	Client Outreach Fund	$5,000
COMMUNITY HOPE, INC.	Annual Sparkle of Hope Fundraising Event	$25,000
COMMUNITY PARTNERS	Women In Pain Education and Awareness Project	$7,500
CONNECT	2012 Summer Life Sciences Series	$5,000
CONNECTICUT STATE MEDICAL SOCIETY'S PHYSICIAN	Expand Advocacy Efforts	$5,000
CORPORATION FOR AIDS RESEARCH EDUCATION AND SERVICES, INC.	Dining Out for Life Fundraising Event	$1,000
COURAGE CENTER	Consumer Survey	$2,000
CYSTIC FIBROSIS FOUNDATION	Great Strides Fundraising Event	$1,000
CYSTIC FIBROSIS FOUNDATION	2012 Boston Walk	$9,725
CYTOKINE CONFERENCE	10th Joint Annual Meeting of the International Cytokine Society and the International Society for Interferon and Cytokine Research	$5,000
DIRECT RELIEF INTERNATIONAL	Diflucan Partnership Program	$104,436
DISTRICT OF COLUMBIA CANCER CONSORTIUM	2011-2016 DC Cancer Control Plan: City Wide Patient Navigation Public Education and Information Campaign	$100,000
DONATE LIFE CALIFORNIA	Education of High School Teens on the Importance of Organ and Tissue Donation	$10,000
DONATE LIFE NORTHWEST	Living Kidney Donation	$10,000
DUKE CLINICAL RESEARCH INSTITUTE	2012 Female Pelvic Medicine and Reconstructive Surgery Update	$10,000
DUKE UNIVERSITY	Making Evidence-Based Decisions in the Molecular Age: Improving Practice Patterns in the Diagnosis and Treatment of Gastrointestinal Stromal Tumors	($16,755)*
DUKE UNIVERSITY	Endobronchial Ultrasound Course	$15,000
EMORY UNIVERSITY SCHOOL OF MEDICINE	Memorial Endowment in Human Genetics	$10,000
ENZYME MECHANISMS CONFERENCE	2013 Enzyme Mechanisms Conference	$2,000
EPILEPSY FOUNDATION OF MISSOURI AND KANSAS	Advocacy Initiatives	$1,500
EPILEPSY FOUNDATION OF NORTHEASTERN NEW YORK	24th Annual Fundraising Event	$3,000

Recipient Name	Program / Project Description	Payment Amount (USD)
FEDERATION OF AMERICAN SOCIETIES FOR EXPERIMENTAL BIOLOGY	Tyrosine Kinase Signaling in Cancer, Disease and Development	$10,000
FEDERATION OF AMERICAN SOCIETIES FOR EXPERIMENTAL BIOLOGY SUMMER RESEARCH CONFERENCE	Protein Folding in the Cell Conference	$2,700
FLORIDA ACADEMY OF FAMILY PHYSICIANS	Awareness Initiatives Promoting Prevention and Treatment of Allergic Anaphylaxis	$3,000
FLORIDA NURSES ASSOCIATION	Public Awareness Campaign to Increase Awareness of the Causes and Treatments for Anaphylaxis	$1,000
FLORIDA SOCIETY OF RHEUMATOLOGY	2012 Annual Meeting	$5,000
FOUNDATION FOR HEALTH CARE COVERAGE EDUCATION	Educating Uninsured Patients about Their Health Coverage Options	$100,000
FRIENDS OF CANCER RESEARCH	Accelerating Innovation Initiatives in Cancer Research	$25,000
FRIENDS OF CANCER RESEARCH	Advocacy Support Program	$25,000
FRIENDS OF CANCER RESEARCH	Annual Cancer Leadership Award Event	$50,000
GATEWAY HEMOPHILIA ASSOCIATION	2012 Camp Notaclotamongus	$5,000
GATEWAY NORTHWEST	General Operating Support	$1,500
GBS/CIDP FOUNDATION INTERNATIONAL	Advocacy Training and Education on Specialty Tiers and Co-Insurance	$5,000
GEORGIA ACADEMY OF FAMILY PHYSICIANS	GAFP 2012 Summer CME Meeting	$6,500
GEORGIA INSTITUTE ON AGING	General Operating Support	$1,000
GEORGIA STATE MEDICAL ASSOCIATION, INC.	Healthcare Policy Forum	$7,500
GERONTOLOGICAL SOCIETY OF AMERICA	2012 Annual Scientific Meeting	$25,000
GILDA'S CLUB	2012 New York City Fundraising Event	$100,000
GIRLS ON THE RUN	General Operating Support	$5,000
GLOBAL COALITION ON AGING	Adult Immunization to Advance Wellness Workshop	$12,500
GLOBAL COALITION ON AGING	Health Ageing Workshop	$50,000
GLOBAL HEALTHY LIVING FOUNDATION	Advocacy Support	$25,000
GLOBALIZATION OF PHARMACEUTICS EDUCATION NETWORK	9th Biennial International Meeting for Graduate Students	$5,000
GORDON RESEARCH CONFERENCES	2012 Hemostasis Conference	$2,000

Recipient Name	Program / Project Description	Payment Amount (USD)
GORDON RESEARCH CONFERENCES	2012 Lysosomes and Endocytosis Conference	$2,500
GORDON RESEARCH CONFERENCES	2012 Barriers of the Central Nervous System Conference	$5,000
GORDON RESEARCH CONFERENCES	2012 Lipoprotein Metabolism in Health and Disease	$4,000
GREAT LAKES HEMOPHILIA FOUNDATION	Camp Program	$5,000
HARVARD UNIVERSITY	Therapeutics, Targets and Discovery Symposium	$1,000
HARVARD UNIVERSITY	Support a Postdoctoral Research Fellow	$60,000
HAVENHOUSE ST. LOUIS	HavenHouse St. Louis Family-Centered Care	$6,500
HEALTH POLICY INSTITUTE OF OHIO	2012 Conference: Health Innovations in Ohio	$1,000
HEALTHHIV	2012 Offer the Test Evaluation	$12,225
HEMOPHILIA ASSOCIATION OF NEW JERSEY	Fundraising Event	$4,840
HEMOPHILIA ASSOCIATION OF SAN DIEGO COUNTY	19th Annual Fundraising Event	$2,000
HEMOPHILIA ASSOCIATION OF SAN DIEGO COUNTY	Camp Pascucci	$4,000
HEMOPHILIA COUNCIL OF CALIFORNIA	Advocacy Support	$15,000
HEMOPHILIA FOUNDATION OF GREATER FLORIDA	10th Annual Fundraising Event	$6,000
HEMOPHILIA FOUNDATION OF MARYLAND, INC.	Fundraising Event	$3,000
HEMOPHILIA FOUNDATION OF MICHIGAN	Derby for Dreams	$500
HEMOPHILIA OF NORTH CAROLINA	8th Annual Fundraising Event	$1,500
HERO HOUSE	Policy and Advocacy Efforts for Unrestricted Access to Medications	$3,000
HISPANIC HEALTH INITIATIVES, INC.	Immunization Advocacy and Education for Central Florida's Minority Community	$2,500
HOWARD UNIVERSITY	Genetics, Psychiatry and Culture: Mental Health Status of African Americans at the Crossroads	$5,000
HUMAN RIGHTS CAMPAIGN FOUNDATION	Healthcare Equality Index	$50,000
IDAHO MEDICAL ASSOCIATION	Improving Healthcare Delivery in Idaho	$1,500
ILLINOIS MATERNAL AND CHILD HEALTH COALITION	10th Annual Conference on Immunization and Health Coalitions	$25,000
IMMUNE DEFICIENCY FOUNDATION	Oppose Obstacles to Access to Care Initiatives	$10,000

Recipient Name	Program / Project Description	Payment Amount (USD)
INDIANA UNIVERSITY	Review and Interpretation of 2012 ASCO Meeting	$15,000
INFECTIOUS DISEASES SOCIETY OF AMERICA	IDWeek2012	$50,000
INSTITUTO HEALTH SCIENCES CAREER ACADEMY	Fundraising Event	$1,000
INTERNATIONAL COLLEGE OF SURGEONS	2012 Humanitarian Service Awards	$5,000
INTERNATIONAL RESCUE COMMITTEE	2012 Freedom Award Event	$50,000
INTERSTATE POSTGRADUATE MEDICAL ASSOCIATION	Patient Voices: Targeting Urinary Symptoms and Overactive Bladder in Older Adults	$75,000
JAMES PICKENS JR. FOUNDATION	Fundraising Event	$2,500
JED FOUNDATION	Promoting Emotional Health and Preventing Suicide Among College and University Students	$15,000
JEWISH FAMILY SERVICE OF ATLANTIC COUNTY, INC.	Senior Transportation Options Program for Dementia	$2,500
JEWISH FAMILY SERVICE OF SAN DIEGO	Rides and Smiles	$25,000
JOHNS HOPKINS UNIVERSITY	Improving Bipolar Disorder Health Outcomes through Integrated Care	($9,269)*
JOHNS HOPKINS UNIVERSITY	Fibromyalgia in Primary Care: Incorporating Patient Insights into Patient Care	($3,453)*
JOHNS HOPKINS UNIVERSITY	2012 Gastrointestinal Oncology Conference	$10,000
JOSLIN DIABETES CENTER, INC.	Pathophysiology and Treatment of Painful Diabetic Neuropathy	$75,000
JUVENILE DIABETES RESEARCH FOUNDATION	The Kalamazoo Walk to Cure Diabetes	$2,500
JUVENILE DIABETES RESEARCH FOUNDATION	Diabetes Awareness Raising Campaign	$5,000
KENTUCKIANA HEALTH COLLABORATIVE	Kentuckiana Health Collaborative	$2,000
KENTUCKY HEMOPHILIA FOUNDATION, INC.	Summer Camp for Children and Youths with Bleeding Disorders	$3,500
KENTUCKY VOICES FOR HEALTH	2nd Annual Kentucky Health Quality Collaborative Conference	$1,000
KERN ASPEN LIPID CONFERENCE	Systems Biology, Lipidomics, and Cardiometabolic Diseases	$6,000
KIDNEY CANCER ASSOCIATION	Symposia Event	$50,000
LATINO COMMISSION ON AIDS	Cielo Latino Fundraising Event	$6,000
LEERINK SWANN	The Medical Publications Insights and Practices Initiative	$150,000
LIFE RAFT GROUP	Educational Program for Newly Diagnosed Gastrointestinal Stromal Tumor Patients and Their Caregivers	$75,000

Recipient Name	Program / Project Description	Payment Amount (USD)
LONG ISLAND UNIVERSITY	Selected Programs for CE	$30,000
LONG WHARF THEATER	2012 Global Health and the Arts	$50,000
LOS ANGELES SOCIETY OF ALLERGY, ASTHMA AND CLINICAL IMMUNOLOGY	Smoking Cessation Health Care Policy Education Efforts	$2,000
LUNGEVITY FOUNDATION	Fundraising Event	$5,000
LUNGEVITY FOUNDATION	2nd Annual Music Celebration of Hope Fundraising Event	$25,000
LUPUS FOUNDATION OF AMERICA	2012 National Advocacy Programs	$50,000
LUPUS FOUNDATION OF MID-ATLANTIC AND NORTHERN NEW YORK	4th Annual Lupus Awareness and Advocacy Day	$7,000
MANAGEMENT SCIENCES FOR HEALTH	General operating support for the Global Health Fellows capacity building program	$23,350
MARCH OF DIMES, NEW JERSEY CHAPTER	General Operating Support	$1,000
MARYLAND ACADEMY OF FAMILY PHYSICIANS	Essential Evidence Update 2012: MAFP Annual CME Assembly	$16,000
MARYLAND ASSOCIATION OF OSTEOPATHIC PHYSICIANS	2012 Annual Meeting	$2,000
MARY'S CENTER FOR MATERNAL AND CHILD CARE	2012 Advocacy Efforts	$1,500
MASSACHUSETTS ASSOCIATION FOR MENTAL HEALTH, INC.	2012 Friend and Leader Award	$2,500
MASSACHUSETTS HEALTH COUNCIL	Annual Meeting	$3,500
MAYO CLINIC ROCHESTER	Controversies in Women's Health	$5,000
MCKERCHER REHABILITATION CENTER INDUSTRIES, INC.	34th Annual Kalamazoo Klassic	$1,500
MEDCHI, THE MARYLAND STATE MEDICAL SOCIETY	2012 Advocacy Support	$5,000
MEDICAL ASSOCIATION OF GEORGIA	Partnership in Medicine	$5,000
MEDICAL COLLEGE OF VIRGINIA FOUNDATION, INC.	Fundraising Event to Tackle Sickle Cell Anemia	$1,000
MEDICAL EDUCATIONAL COUNCIL OF PENSACOLA	Annual Infectious Disease and Travel Medicine Conference	$8,000
MEDICAL SOCIETY OF THE STATE OF NEW YORK	Incorporating Evidence Based Strategies for Treating Tobacco Dependence into Primary Care	($1,139)*
MEDICAL SOCIETY OF THE STATE OF NEW YORK	NY Prescription Drug Monitoring Database Awareness Campaign	$25,000
MEDICAL SOCIETY OF VIRGINIA FOUNDATION	TO GOAL: II Together Optimizing Guidelines Optimization Adherence and Lifestyles	$25,000

Recipient Name	Program / Project Description	Payment Amount (USD)
MEMORY CARE HOME SOLUTIONS	Customized In-Home Caregiver Training	$20,000
MENTAL HEALTH AMERICA OF GEORGIA	2012 Advocacy and Public Policy Efforts	$10,000
MENTAL HEALTH AMERICA OF SOUTH CAROLINA	Mobilization of Coalition: Fight Specialty Tiers and Access	$2,500
MENTAL HEALTH ASSOCIATION IN NEW YORK STATE	Spring Reception Fundraising Event	$10,000
MENTAL HEALTH ASSOCIATION IN THE GREATER KANAWHA VALLEY	10th Annual Fundraising Event: Food for Thought	$500
MENTAL HEALTH FOUNDATION	An August Evening in Saratoga	$10,000
MICHIGAN OSTEOPATHIC ASSOCIATION	Access to Medications Seminar	$2,500
MICHIGAN PRIMARY CARE CONSORTIUM	Second Plenary Session on Adult Immunization	$1,000
MIDWEST HEMOPHILIA ASSOCIATION	Wichita Walk-a-Thon	$1,000
MISSOURI ASSOCIATION OF OSTEOPATHIC PHYSICIANS AND SURGEONS	Advocacy Program	$2,500
MOMS ON THE RUN	Breast Cancer Run	$455
NAMI FLORIDA	3rd Annual Peer Conference: Peer, Spirit, Leadership, Advocacy, Wellness	$3,000
NAMI LOUISIANA STATE CONFERENCE	Annual Conference	$2,000
NAMI NORTH CAROLINA	7th Annual NAMI North Carolina Walk	$2,500
NAMI, ARLINGTON	2012 NAMI Walk	$1,000
NATCHAUG HOSPITAL	Classroom Technology Initiative	$4,000
NATIONAL ASSOCIATION OF CHRONIC DISEASE DIRECTORS	2012 National Cancer Conference	$10,000
NATIONAL ASSOCIATION OF MANAGED CARE PHYSICIANS	2012 Fall Managed Care Forum	$45,000
NATIONAL ASSOCIATION OF NUTRITION AND AGING SERVICES PROGRAMS	Member Educational Expansion Opportunities	$50,000
NATIONAL ASSOCIATION OF PEDIATRIC NURSE PRACTITIONERS	2012 Chapter Awards	$5,150
NATIONAL BLACK CAUCUS OF STATE LEGISLATORS	13th Annual National Colloquium on African American Health	$60,000
NATIONAL BLACK NURSES ASSOCIATION, INC.	Scholarship Awards Event	$1,000
NATIONAL COALITION FOR CANCER SURVIVORSHIP	Cancer Survival Toolbox	$10,000

Recipient Name	Program / Project Description	Payment Amount (USD)
NATIONAL COALITION FOR CANCER SURVIVORSHIP	Rays of Hope Fundraising Event	$10,000
NATIONAL COALITION FOR CANCER SURVIVORSHIP	Quality Cancer Care Initiative	$20,000
NATIONAL COMPREHENSIVE CANCER NETWORK, INC.	7th Annual Hematologic Malignancies Congress	$20,000
NATIONAL COUNCIL OF ASIAN PACIFIC ISLANDER PHYSICIANS	Bi-Annual Conference: Moving Forward on Health Reform, Optimal Health for All	$5,000
NATIONAL FOUNDATION FOR INFECTIOUS DISEASES	Clinical Vaccinology Course	$50,000
NATIONAL HEALTH COUNCIL	Washington Representative Retreat for Voluntary Health Agency	$40,000
NATIONAL HEALTH COUNCIL	Health Care Issues Policy Development Fund	$60,000
NATIONAL HEMOPHILIA FOUNDATION COLORADO CHAPTER	Advocacy Support	$12,000
NATIONAL HEMOPHILIA FOUNDATION DELAWARE VALLEY CHAPTER	2012 Fundraising Event	$2,500
NATIONAL JEWISH CENTER	Colorado Toolkit for COPD: Best Practice Improvement in the Urban Environment - Performance Improvement CME Proposal	$17,500
NATIONAL KIDNEY FOUNDATION	2012 St. Louis Kidney Walk	$1,000
NATIONAL KIDNEY FOUNDATION	Ohio Medication Access and Specialty Tiers Seminar	$5,500
NATIONAL KIDNEY FOUNDATION	2012 Spring Clinical Meetings	$50,000
NATIONAL KIDNEY FOUNDATION OF MICHIGAN	Champion of Hope Tribute Event	$1,000
NATIONAL KIDNEY FOUNDATION OF NEW YORK	NKF Cares Program	$150,000
NATIONAL MEDICAL ASSOCIATION	2012 Colloquium	$40,000
NATIONAL MULTIPLE SCLEROSIS SOCIETY, UPSTATE NEW YORK CHAPTER	2012 MS Walk	$1,500
NATIONAL ORGANIZATION FOR RARE DISORDERS	Partners in Progress Fundraising Event	$50,000
NATIONAL RESOURCE CENTER FOR HISPANIC MENTAL HEALTH	2012 Latino Mental Health Conference	$5,000
NEUROPATHY ASSOCIATION	2012 Awareness Grassroots Advocacy	$10,000
NEVADA DIABETES ASSOCIATION	Customer Focused Diabetes Education Program	$35,000
NEW JERSEY ACADEMY OF FAMILY PHYSICIANS	2012 Scientific Assembly	$5,000
NEW JERSEY ASSOCIATION FOR MENTAL HEALTH, INC.	An Evening of Excellence	$2,500

US Medical, Scientific, Patient and Civic Organization Funding Report: Second Quarter 2012

Recipient Name	Program / Project Description	Payment Amount (USD)
NEW JERSEY PUBLIC HEALTH INSTITUTE	Advocacy Support	$10,000
NEW YORK MEDICAL COLLEGE	4th International Symposium on Childhood, Adolescent and Young Adult Non-Hodgkin's Lymphoma	$10,000
NEW YORK PRESBYTERIAN HOSPITAL	Breast Cancer in Women of Color: Knowledge is Power- 2012 Conference by New York-Presbyterian Hospital and New York University Langone Medical Center	$10,000
NEW YORK UNIVERSITY MEDICAL CENTER	Violet Ball Fundraising Event	$15,000
NEW YORK UNIVERSITY SCHOOL OF MEDICINE	2011 Pfizer Fellowships in Rheumatology Award	$100,000
NORTH AMERICAN TRANSPLANT COORDINATORS ORGANIZATION	37th Annual Meeting	$25,000
NORTH CAROLINA ACADEMY OF FAMILY PHYSICIANS	2012 Midsummer Family Medicine Digest	$3,000
NORTH CAROLINA MEDICAL SOCIETY	Support of the Leadership College	$10,000
NORTH SHORE UNIVERSITY HOSPITAL	Post ASCO Update	$15,000
NORTHERN OHIO HEMOPHILIA FOUNDATION, INC.	7th Annual Black and Blue Fundraising Event	$500
NORTHWESTERN UNIVERSITY	Pfizer Fellowships in Rheumatology Award	$50,000
NORWALK HOSPITAL FOUNDATION	Whittingham Cancer Center Walk and Sally's Run	$2,500
OHIO ACADEMY OF FAMILY PHYSICIANS	Leadership and Advocacy Training Session	$2,000
OSTEOPATHIC PHYSICIANS AND SURGEONS OF CALIFORNIA	Annual Legislative Day	$7,500
OSTEOPATHIC PHYSICIANS AND SURGEONS OF OREGON, INC.	Advocacy Initiatives to Improve Health	$2,000
PAIN SOCIETY OF OREGON	Education and Advocacy Efforts	$1,000
PANCREATIC CANCER ACTION NETWORK, INC.	6th Annual Pancreatic Cancer Advocacy Day	$15,000
PARTNERS HEALTHCARE SYSTEM	Challenges of Chronic Non-Cancer Pain: Assessment, Treatment and Risk Management Strategies for the Use of Opioids	$10,000
PATIENT ADVOCATE FOUNDATION	13th Annual Patient Congress	$20,000
PATIENT SERVICES, INC.	General Operating Support	$5,000
PERSONALIZED MEDICINE COALITION	Turning the Tides Against Cancer Through Sustained Medical Innovation	$10,000
PHRMA FOUNDATION	General Operating Support	$270,000
PHYSICIANS' INSTITUTE FOR EXCELLENCE IN MEDICINE, INC.	Improving Early Diagnosis and Treatment of Rheumatoid Arthritis in Primary Care	($39,615)

Recipient Name	Program / Project Description	Payment Amount (USD)
PHYSICIANS' INSTITUTE FOR EXCELLENCE IN MEDICINE, INC.	Improving Diagnosis and Management of Chronic Pain Syndromes: State Accredited Provider Series - Online CME	($6,823)*
PHYSICIANS' INSTITUTE FOR EXCELLENCE IN MEDICINE, INC.	Improving Lung Health: Performance Improvement Approach to Diagnosing and Managing Chronic Obstructive Pulmonary Disease in the Primary Care Setting	($5,427)*
POWER OF PAIN FOUNDATION	Advocacy Initiatives for Prior Authorizations and Specialty Tiers	$10,000
PURDUE FOUNDATION	International Symposium on Nutritional Aspects of Osteoporosis	$5,000
QUAD SYMPOSIUM	2012 Annual Symposium: "Planning for the Unplanned"	$1,000
QUEENS LIBRARY FOUNDATION	Queens Library's HealthLink	$50,000
QUINTILES MEDICAL EDUCATION, INC.	Advanced Renal Cell Carcinoma: Molecular Pathways and Clinical Applications	$147,797
RADY CHILDREN'S HOSPITAL AUXILIARY	Celebration of Champions	$10,000
RHEUMATOID PATIENT FOUNDATION	Advocacy for Rheumatoid Arthritis Awareness Program	$10,000
RHEUMATOID PATIENT FOUNDATION	Rheumatoid Arthritis Patient Education Program, Phase 2	$10,000
RONALD MCDONALD HOUSE OF CONNECTICUT, INC.	Home Away From Home	$15,000
SABIN INSTITUTE	2012 Gold Medal Award	$10,000
SAGE ELDERCARE, INC.	Helping Seniors Access Care at SAGE Eldercare's Spend-A-Day Adult Day Health Center	$10,000
SAINT BARNABAS SENIOR CENTER OF LOS ANGELES	2nd Annual Summit to Increase Policy Awareness	$2,500
SAN FERNANDO CATHEDRAL	San Fernando Health and Safety Fair	$5,500
SANGRE DE ORO, INC. HEMOPHILIA FOUNDATION OF NEW MEXICO	Camp Sangre Valiente	$5,000
SARCOMA FOUNDATION OF AMERERICA, INC.	10th Annual Fundraising Event	$10,000
SCRIPPS RESEARCH INSTITUTE	Roush Symposium	$1,000
SINO-AMERICAN BIOTECHNOLOGY AND PHARMACEUTICAL PROFESSIONALS ASSOCIATION	San Diego Bio-Pharma Conference	$2,500
SOCIETY FOR WOMEN'S HEALTH RESEARCH	No Bones About It Fundraising Event: Xxcellence in Musculoskeletal Research	$125,000
SOCIETY OF INFECTIOUS DISEASES PHARMACISTS	Postgraduate Residencies in Infectious Diseases Pharmacotherapy	$45,000
SOCIETY OF TOXICOLOGIC PATHOLOGY	2012 Annual Symposium	$25,000
SOUTHWESTERN OHIO HEMOPHILIA FOUNDATION	Packard Museum Event	$1,500

Recipient Name	Program / Project Description	Payment Amount (USD)
ST. KATHERINE COLLEGE	Toward a Critical Philosophical Dimension to Understanding Ageing in Advanced Societies	$10,000
ST. LOUIS AMERICAN FOUNDATION	Salute to Excellence in Healthcare	$750
STATE BUILDING AND CONSTRUCTION TRADES COUNCIL	Construction Prevention Project: Promoting Adult Immunization	$10,000
SWAN FOR LIFE FOUNDATION	Freedom from Smoking	$5,150
T. LEROY JEFFERSON MEDICAL SOCIETY	Clean Air, Fun, Food and Wellness	$5,000
TENNESSEE HEMOPHILIA AND BLEEDING DISORDER FOUNDATION	2012 Camp Freedom	$5,000
TENNESSEE NURSES ASSOCIATION	Legislative Summit	$2,500
TERATOLOGY SOCIETY	The Student Career Event	$1,000
TEXAS CENTRAL HEMOPHILIA ASSOCIATION	21st Annual Fundraising Event	$1,500
TEXAS CENTRAL HEMOPHILIA ASSOCIATION	2012 Hearts for Hemophilia Fundraising Event	$2,500
TEXAS HEALTHCARE & BIOSCIENCE INSTITUTE	Luminary Life Sciences Recognition Event	$2,500
THANKS MOM AND DAD FUND	Fundraising Event	$2,500
THE AIDS INSTITUTE	2012 Key Access Issues Education and Outreach Programs	$25,000
THE CENTERS FOR DISEASE CONTROL AND PREVENTION (CDC) FOUNDATION	CDC-Hubert Global Health Fellowship	$25,000
THE CENTERS FOR DISEASE CONTROL AND PREVENTION (CDC) FOUNDATION	The CDC Experience: Applied Epidemiology Fellowship	$432,605
THE CHARLES F. AND JOANNE KNIGHT ALZHEIMER'S DISEASE RESEARCH CENTER	8th Symposium- "Prevention of Alzheimer's Disease: Current Considerations"	$5,000
THE JOAN & SANFORD I. WEILL MEDICAL COLLEGE OF CORNELL UNIVERSITY	Tanzanian Scholarships	$75,000
THE ROCKEFELLER UNIVERSITY	Memorial Science Symposium	$25,000
THE SYSTEMIC LUPUS ERYTHEMATOSUS (SLE) LUPUS FOUNDATION	Clinical Trials Curriculum in Patient Education and Navigation Program	$25,000
THOMAS JEFFERSON UNIVERSITY	Rheumatoid Arthritis: Primary Care Initiative for Improved Diagnosis and Outcomes	($9,750)*
UNITED HOSPITAL FUND	Tribute to Hospital Trustees Awards Event	$5,000
UNITED STATES AGAINST ALZHEIMER'S	Fundraising Event	$5,000

Recipient Name	Program / Project Description	Payment Amount (USD)
UNIVERSITY OF CALIFORNIA REGENTS	24th Annual Symposium	$10,000
UNIVERSITY OF CALIFORNIA REGENTS SAN DIEGO	Skaggs School of Pharmacy and Pharmaceutical Sciences Research Fellowship in Oncology	$70,000
UNIVERSITY OF CALIFORNIA SAN DIEGO	2012 International Cancer Education Conference: Theory to Practice - Making a Difference through Cancer Education	$10,000
UNIVERSITY OF CALIFORNIA SAN FRANCISCO	Transplant 2012: Today's Realities, Tomorrow's Possibilities	$10,000
UNIVERSITY OF CALIFORNIA, SAN DIEGO FOUNDATION	6th Annual Undergraduate Chemistry and Biochemistry Research Symposium	$500
UNIVERSITY OF FLORIDA	2012 Internal Medicine Update	$5,000
UNIVERSITY OF KENTUCKY	25th Annual Olive View-UCLA National Conference: Reducing Avoidable Hospital Admissions and Re-Admissions	$50,000
UNIVERSITY OF MARYLAND BALTIMORE FOUNDATION, INC.	11th Annual Neurology Update	$5,000
UNIVERSITY OF MIAMI	Multiple Sclerosis University Patient Programs and Symposiums	$10,000
UNIVERSITY OF MINNESOTA	Transplant Immunosuppression: Difficult Issues	($2,465)*
UNIVERSITY OF MISSOURI	Columbia Slimdown Challenge	$1,000
UNIVERSITY OF MISSOURI ST. LOUIS	Lectureship Fund in Chemistry	$1,500
UNIVERSITY OF NEBRASKA MEDICAL CENTER	Adult Pneumococcal Disease Education: Regional Learning Series for Puerto Rico	$673
UNIVERSITY OF NEBRASKA MEDICAL CENTER	44th Pharmaceutics Graduate Student Research Meeting	$10,000
UNIVERSITY OF NEBRASKA MEDICAL CENTER	Adult Pneumococcal Disease Education: Regional Learning Series	$29,723
UNIVERSITY OF NEBRASKA MEDICAL CENTER	64th Annual Meeting: Provider Education for Physicians, Nurses, Social Workers and Physical Therapists	$50,000
UNIVERSITY OF PENNSYLVANIA	2012 New Directions in Biology and Disease of Skeletal Muscle Conference	$4,100
UNIVERSITY OF PITTSBURGH	Effects of Depomedroxyprogesterone Acetate on Generation of Immunologic Memory and Understanding How Women Respond to Chlamydia Trachomatis Genital Tract Infection Seminars	$1,000
UNIVERSITY OF TEXAS HEALTH SCIENCE CENTER	2012 Texas Infectious Disease Society Annual Meeting	$10,000
UNIVERSITY OF TEXAS HEALTH SCIENCE CENTER	Menopause: Regional Assessment of Educational Needs of Healthcare Professionals in South Texas	$50,000
UNIVERSITY OF VERMONT	Highlights of ASCO 2012	$3,500
UNIVERSITY OF WISCONSIN SYSTEM	2012 National Lung Cancer Partnership Annual Meeting	$20,000
UNIVERSITY OF WISCONSIN SYSTEM	AccessTLC: Improving Access to Treatment for Lung Cancer Patients	$80,000

Recipient Name	Program / Project Description	Payment Amount (USD)
UTAH AIDS FOUNDATION	23rd Annual Walk for Life Fundraising Event	$500
UTAH FAMILIES FOUNDATION	2012 Utah Charities Fundraising Event	$7,500
UTAH FIBROMYALGIA ASSOCIATION	2nd Annual Walk to Cure Fibromyalgia	$1,000
UTAH HEMOPHILIA FOUNDATION	Adult Retreat	$4,000
UTAH HEMOPHILIA FOUNDATION	Camp Valor	$5,000
VIRGINIA HEMOPHILIA FOUNDATION	Family Weekend Fundraising Event	$2,500
VIRGINIA HEMOPHILIA FOUNDATION	Camp Youngblood at Camp Holiday Trails	$3,000
VIRGINIA HOSPITAL RESEARCH AND EDUCATION FOUNDATION	General operating support for Virginia Health Innovation Network	$25,000
VITAMIN D WORKSHOP, INC.	15th Vitamin D Workshop	$20,000
VOLUNTEERS IN MEDICINE, SAN FRANCISCO CLINIC BY THE BAY	Primary and Preventive Health Care for Working Uninsured Women	$10,000
WASHINGTON UNIVERSITY	Review of the Presentations from the ASCO 2012 Annual Meeting	$3,000
WASHINGTON UNIVERSITY	Mentors in Medicine Program	$5,000
WEST VIRGINIA UNIVERSITY	Camp HemoVon	$1,000
WOMENHEART: THE NATIONAL COALITION FOR WOMEN WITH HEART DISEASE	12th Annual Wenger Awards Event	$50,000
YALE UNIVERSITY	7th Annual Yale Digestive Disease Week Review	$5,000
YALE UNIVERSITY	2012 ASCO Review	$15,000
YMCA OF THE USA	Preventative Health Program	$500,000
YOUNG SURVIVAL COALITION	4th Annual Fundraising Event	$2,500

Recipient Name	Program / Project Description	Payment Amount (USD)
ACCORDIA GLOBAL HEALTH FOUNDATION	General Operating Support for Global Health Fellowships	$34,120
AFRICA EDUCATION INITIATIVE	Toxicology Internship for the Africa Education Initiative	$5,000
AFRICAN AMERICAN ARTS TECHNICAL RESOURCE CENTER	13th Annual African American Community Heritage Event: Medical Screening	$500
AIDS FOUNDATION OF CHICAGO	Caring for our Communities: 2012 Illinois HIV/AIDS Advocacy Day	$2,500
ALS ASSOCIATION	Educate Members on Health Care Policy and the Importance of Becoming an Advocate	$5,000
ALSTROM SYNDROME INTERNATIONAL	Alstrom Syndrome Handbook: Guide to Understanding, Managing, and Treating Alstrom Syndrome	$10,000
ALZHEIMER'S ASSOCIATION	Fundraising Event	$10,000
ALZHEIMER'S ASSOCIATION	Illinois Action Summit Day	$1,500
ALZHEIMER'S ASSOCIATION, GREATER ILLINOIS CHAPTER	A Night at Sardi's Fundraising Event	$10,000
ALZHEIMERS DRUG DISCOVERY FOUNDATION	Connoisseur's Fundraising Event	$10,000
AMERICAN ACADEMY OF FAMILY PHYSICIANS	Family Medicine Office Champions Tobacco Cessation: National Dissemination Project	$100,000
AMERICAN ACADEMY OF NURSE PRACTITIONERS	Group Lecture Series: Patient-Centered Approaches to Improving the Treatment of Overactive Bladder	($2,659)*
AMERICAN ACADEMY OF NURSE PRACTITIONERS	Educational Initiative in COPD with Performance Improvement	($588)*
AMERICAN ACADEMY OF PAIN MEDICINE	2012 Annual Meeting for the Philipp M. Lippe Award	$5,000
AMERICAN ACADEMY OF PHYSICIAN ASSISTANTS, INC.	IMPACT 2012: 40th Annual Physician Assistants Conference	$50,000
AMERICAN ASSOCIATION DIABETES EDUCATORS	Public Policy Forum	$10,000
AMERICAN AUTOIMMUNE RELATED DISEASES ASSOCIATION, INC.	12th Annual Victorian Tea Fundraiser	$30,000
AMERICAN CANCER SOCIETY CANCER ACTION NETWORK	Advocacy and Policy Efforts	$2,000
AMERICAN CANCER SOCIETY CANCER ACTION NETWORK	2012 Louisiana Advocacy and Education	$5,000
AMERICAN CANCER SOCIETY CANCER ACTION NETWORK	Smoke Free Indiana Campaign	$10,000
AMERICAN CANCER SOCIETY CANCER ACTION NETWORK	Grassroots Policy Advocacy: Access Programs	$2,000
AMERICAN CANCER SOCIETY CANCER ACTION NETWORK	Policy Activities Related to Smoking Cessation	$1,500
AMERICAN CANCER SOCIETY, CABARRUS COUNTY	2012 Relay for Life	$250

Recipient Name	Program / Project Description	Payment Amount (USD)
AMERICAN CANCER SOCIETY, GREAT LAKES DIVISION	2012 Relay for Life	$2,500
AMERICAN CANCER SOCIETY, GREAT WEST DIVISION	51st Annual Fundraising Event	$5,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Cancer Prevention and Wellness Programs in Colorado	$10,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	National Forum on the Future of Health Care: Essential Benefits	$10,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	New Mexico Lobby Day	$2,000
AMERICAN CANCER SOCIETY-CANCER ACTION NETWORK	Training Members in Grassroots Advocacy Strategies and Health Care Policy	$4,000
AMERICAN COLLEGE OF CARDIOLOGY FOUNDATION	61st Annual Scientific Session: Pulmonary Hypertension Clinical Learning Pathway	$50,000
AMERICAN COLLEGE OF CHEST PHYSICIANS	Ensuring Personalized Care for Patients with Non-Small Cell Lung Cancer	$500,000
AMERICAN COLLEGE OF CHEST PHYSICIANS	CHEST 2012	$50,000
AMERICAN COLLEGE OF EMERGENCY PHYSICIANS	2012 Leadership and Advocacy Conference	$10,000
AMERICAN COLLEGE OF OBSTETRICIANS AND GYNECOLOGISTS	Council on Resident Education in Obstetrics and Gynecology Education Retreat	$5,000
AMERICAN COLLEGE OF PHYSICIANS	Leadership Day	$50,000
AMERICAN COLLEGE OF PHYSICIANS	Internal Medicine 2012	$50,000
AMERICAN COLLEGE OF PREVENTIVE MEDICINE	2012 Pfizer Practicum Rotation in Health Policy and Preventive Medicine	$78,100
AMERICAN COUNCIL ON SCIENCE AND HEALTH	2012 Program Support: Advocacy of Pharmaceutical Issues	$20,000
AMERICAN DIABETES ASSOCIATION	Diabetes Policy Education	$7,500
AMERICAN FEDERATION FOR AGING RESEARCH	Pfizer/American Federation for Aging Research Grant Program	$150,000
AMERICAN HEADACHE SOCIETY	Medicine Curriculum Development Initiative	$50,000
AMERICAN HEART ASSOCIATION	Basic Cardiovascular Sciences 2012 Scientific Sessions: Concept to Clinic - Leading Translational Cardiovascular Science	$10,000
AMERICAN HEART ASSOCIATION	2012 Leon County Heart Fundraising Event	$2,500
AMERICAN HEART ASSOCIATION	2012 Bay County Heart Fundraising Event	$1,000
AMERICAN LIVER FOUNDATION	Advocacy Initiatives	$2,500
AMERICAN LUNG ASSOCIATION OF NEVADA	2012 Honoree Fundraising Event	$2,000

Recipient Name	Program / Project Description	Payment Amount (USD)
AMERICAN LUNG ASSOCIATION OF THE CENTRAL STATES	2012 Fight for Air Climb	$4,000
AMERICAN LUNG ASSOCIATION OF THE UPPER MIDWEST	Smoke Free Indianapolis	$5,000
AMERICAN MEDICAL ASSOCIATION	Gay, Lesbian, Bisexual and Transgender Grand Rounds Program	$35,000
AMERICAN MEDICAL ASSOCIATION FOUNDATION	2012 Excellence in Medicine Awards	$370,000
AMERICAN MEDICAL ASSOCIATION FOUNDATION	Advancement For Women in Medicine Support	$50,000
AMERICAN PAIN FOUNDATION	Awareness Campaign	$12,500
AMERICAN PAIN SOCIETY	Frederick W.L. Kerr Basic Science Research Award	$12,000
AMERICAN PODIATRIC MEDICAL ASSOCIATION, INC.	2011 Young Member's Program Leadership Institute	$15,000
AMERICAN PSYCHIATRIC FOUNDATION	MD/PhD Psychiatric Research Fellowship	$95,000
AMERICAN RESPIRATORY CARE FOUNDATION	Smoking Cessation Guide	$63,000
AMERICAN SOCIETY FOR RADIOLOGY ONCOLOGY	2012 Chicago Multidisciplinary Symposium in Thoracic Oncology	$20,000
AMERICAN SOCIETY OF ADDICTION MEDICINE	43rd Annual Medical-Scientific Conference	$10,000
AMERICAN SOCIETY OF HEALTH SYSTEM PHARMACISTS	Contemporary Strategies for Improving Adult Immunization Rates and Preventing Nosocomial Infection across the Health System: Focus on Influenza, Pneumococcal, and Pertussis Vaccine	$497,408
AMERICAN STATISTICAL ASSOCIATION	2012 Connecticut Chapter Mini-Conference: Emerging Statistical Issues in Clinical Trials	$500
AMERICAN THORACIC SOCIETY	American Thoracic Society 2012 International Conference	$50,000
AMERICAN UROGYNECOLOGIC SOCIETY	Virtual Female Pelvic Medicine and Reconstructive Surgery Fellows' Forum	$25,000
AMERICAN UROLOGICAL ASSOCIATION EDUCATION AND RESEARCH, INC.	2012 American Urological Association Annual Meeting Scientific Sessions	$50,000
AMYOTROPHIC LATERAL SCLEROSIS ASSOCIATION	Drug Discovery ALS Workshop	$2,500
ANGIOGENESIS FOUNDATION	10th International M. Judah Folkman Conference: Angiogenesis - New Frontiers in Therapeutic Development	$15,000
ANGIOGENESIS FOUNDATION	Critical Pathways Forward for Renal Cell Carcinoma: An Expert Summit	$125,000
ARENA STAGE	"The Normal Heart" Benefit Event	$15,000
ARIZONA HEMOPHILIA ASSOCIATION	TEAM Approach (Transitioning through Education, Advocacy and Mentoring)	$70,000
ARIZONA HEMOPHILIA ASSOCIATION	Fundraising Event	$20,000

Recipient Name	Program / Project Description	Payment Amount (USD)
ARIZONA HEMOPHILIA ASSOCIATION	My Nana's Salsa Challenge Fundraising Event	$20,000
ARIZONA HEMOPHILIA ASSOCIATION	2012 Advocacy Efforts	$70,000
ARLINGTON HIGH SCHOOL	Lifeblood	$2,000
ARTHRITIS FOUNDATION, GREAT LAKES REGION, NORTHEASTERN OHIO	Joint Venture Newsletter	$10,000
ARTHRITIS FOUNDATION, GREATER SOUTHWEST CHAPTER	Policy Awareness Campaign on "Specialty Tiers and Co-Insurance" and "Prior-Authorization"	$5,000
ARTHRITIS FOUNDATION, NEW ENGLAND REGION, INC.	Managing Arthritis Pain	$3,907
ARTHRITIS FOUNDATION, NORTHEAST REGION, INC.	Participating in Arthritis Research Trials: Pilot Program of the Northeast Region of the Arthritis Foundation	$10,000
ARTHRITIS FOUNDATION, OHIO RIVER VALLEY CHAPTER, GREAT LAKES REGION	Kentucky Supporting Arthritis Kids Backpack Program	$10,000
ARTHRITIS FOUNDATION, OHIO RIVER VALLEY CHAPTER, GREAT LAKES REGION	Dayton Arthritis Expo	$7,500
ARTHRITIS FOUNDATION, OHIO RIVER VALLEY CHAPTER, GREAT LAKES REGION	Arthritis Foundation Speaker Series	$8,000
ARTHRITIS PATIENT SERVICES	Community Arthritis Project of Charlotte, North Carolina	$10,000
ARTHRITIS PATIENT SERVICES	Arthritis Outreach: Local Experts Reaching Out to You	$5,000
ASPEN LUNG CONFERENCE	Thomas L. Petty Aspen Lung Conference: 55th Annual Meeting - Mechanics and Mechanisms of Pulmonary Hypertension	$25,000
ASSOCIATION FOR RESEARCH IN VISION AND OPHTHALMOLOGY	Drug and Gene Delivery to the Back of the Eye: From Bench to Bedside	$9,550
ASSOCIATION OF REPRODUCTIVE HEALTH PROFESSIONALS	49th Annual Meeting of the Association of Reproductive Health Professionals	$20,000
ASTHMA AND ALLERGY FOUNDATION OF AMERICA	Policy Development and Advocacy Efforts	$10,000
AUTISM SPEAKS	2012 Annual Benefit	$25,000
BAY AREA BIOSCIENCE ASSOCIATION	Innovation Night	$5,000
BAYLOR COLLEGE OF MEDICINE	2012 Pfizer Fellowships in Bioethics	$50,000
BETH ISRAEL DEACONESS MEDICAL CENTER	Dana-Farber/Harvard Cancer Center Kidney Cancer Program Career Development Awards	$50,000
BIONJ	Diagnostics and Personalized Medicine Innovation Summit	$1,000
BORGESS MEDICAL CENTER (BORGESS RESEARCH INSTITUTE)	General Operating Support	$8,000

Recipient Name	Program / Project Description	Payment Amount (USD)
BRAIN INJURY SERVICES	9th Annual Brain Injury Services Fundraising Event	$1,950
CALIFORNIA ACADEMY OF FAMILY PHYSICIANS	64th Annual Scientific Assembly: Addressing Family Medicine Clinical Gaps	$25,000
CALIFORNIA HEALTHCARE INSTITUTE	Chairman's Award Event: "Invest. Innovate. Compete"	$7,500
CALIFORNIA PODIATRIC MEDICAL	Day at the Legislature: Educate Members in California on Emerging Health Care Policy that Impacts Access to Medications	$2,000
CALIFORNIA RHEUMATOLOGY ALLIANCE	Educate and Provide Support for "Step Therapy" and Specialty Tiers	$2,500
CALIFORNIA SEPARATION SCIENCE SOCIETY	2012 High Performance Liquid Phase Separations (HPLC) Symposium	$5,000
CALIFORNIA UROLOGICAL ASSOCIATION, INC.	Educate Members in California on Emerging Health Care Policy that Impacts Access to Drugs	$2,000
CAMP KOREY	Camp for Children with Solid Organ Transplants	$64,000
CAN DO MULTIPLE SCLEROSIS	Support of the May Can Do Program, an intensive educational program that teaches people with MS and their support partners how to take charge of their lives within the context of their MS	$10,000
CANCER CARE, INC.	CancerCare's Financial Assistance Program for People with Gastrointestinal Stromal Tumors and Renal Cell Cancer	$10,000
CANCER CARE, INC.	Partnerships in Hope Awards Event	$25,000
CANCER SUPPORT COMMUNITY	3rd Annual Spring Celebration	$25,000
CANCER SUPPORT COMMUNITY OF THE GREATER LEHIGH VALLEY	Monthly Cancer Education Program Series	$10,000
CATHOLIC CHARITIES OF THE ARCHDIOCESE OF CHICAGO	Immunization Linkage Program	$10,000
CDC FOUNDATION	Increasing Business Support for Comprehensive Smoke-Free Policies	$200,000
CENTRAL CALIFORNIA HEMOPHILIA FOUNDATION	Annual Crab Feed Fundraising Event	$5,000
CHARLES R DREW UNIVERSITY	2012 Pfizer Minority Medical School Scholarship Program	$25,000
CHILDREN'S HOSPITAL AND RESEARCH CENTER AT OAKLAND	Psychology Oncology Program	$10,000
CHILDREN'S HOSPITAL LOS ANGELES	Time to Thrive	$10,000
CHILDREN'S NATIONAL MEDICAL CENTER	Rheumatology Family Connections	$9,000
CLEVELAND CLINIC EDUCATIONAL FOUNDATION	World Congress for Bronchology and Interventional Pulmonology and the World Congress for Bronchoesophagology	$20,000
CLEVELAND CLINIC FOUNDATION	2011 Pfizer Fellowships in Oncology Award	$50,000
CLEVELAND CLINIC LOU RUVO CENTER FOR BRAIN HEALTH	2012 Clark County Alzheimer's Action Network Meeting	$3,035

Recipient Name	Program / Project Description	Payment Amount (USD)
CLEVELAND CLINIC LOU RUVO CENTER FOR BRAIN HEALTH	2012 Power of Love Fundraising Event	$15,000
COMMUNITY PARTNERS	"For Grace" Project	$3,000
CONFERENCE OF WOMEN LEGISLATORS	C.O.W.L. Walking Challenge for Heart Disease Awareness	$5,000
CONNECTICUT HEMOPHILIA SOCIETY, INC.	8th Annual Katzman Family Snowshoe Walk	$5,000
COOPERATIVE FOR ASSISTANCE AND RELIEF EVERYWHERE	Global Health Fellowships	$16,411
COSHAR FOUNDATION	Protecting Our Future: COSHAR Foundation's 2012 Immunization Program	$200,000
CYSTIC FIBROSIS FOUNDATION	56th Annual Fundraising Event	$5,000
DAVID A WINSTON HEALTH POLICY FELLOWSHIP	2012 Health Policy Fundraising Event	$5,000
DELAWARE HIV SERVICES, INC.	8th Annual WOW Awards Event	$2,500
DELAWARE VALLEY CHAPTER OF THE NATIONAL HEMOPHILIA FOUNDATION	Family Camp at Camp Kweebec	$4,000
DIGITAL PATIENT EDUCATION FOUNDATION	Breast Cancer Awareness and Screening Campaign	$10,000
DIGITAL PATIENT EDUCATION FOUNDATION	What Your Doctor Wants You to Know about Fibromyalgia	$10,000
DIGITAL PATIENT EDUCATION FOUNDATION	Cardiovascular Disease Awareness and Screening Campaign	$10,000
DREXEL UNIVERSITY	2012 Pfizer Fellowship in Health Policy	$32,500
DUKE UNIVERSITY HEALTH SYSTEMS (DUKE HOMECARE AND HOSPICE)	Providing Access to Care for Oncology Patients at Our Inpatient Hospice Facilities	$5,000
EASTERN ANALYTICAL SYMPOSIUM, INC.	2012 Undergraduate Student Awards Program	$2,500
EL CENTRO DEL BARRIO/CENTROMED	Pfizer Helpful Answers Promoters Program in the San Antonio Metropolitan Area	$5,000
EMPOWHER	Develop and Distribute Materials Regarding the Vaginal and Sexual Symptoms of Menopause to EmpowHer's Members	$22,500
ENDOCRINE SOCIETY	Research Fellowship Award	$75,000
ENDOCRINE SOCIETY	Early Investigators Award	$14,000
ENDOCRINE SOCIETY	Clinical Research Fellowship and Mentor Award	$21,000
ENDOCRINE SOCIETY	Clinical Fellows Abstract Award	$18,500
ENTERTAINMENT INDUSTRY FOUNDATION	National Colorectal Cancer Research Alliance Event	$25,000

Recipient Name	Program / Project Description	Payment Amount (USD)
EPILEPSY FOUNDATION OF MICHIGAN	2012 Annual Legislative Recognition and the Michigan Kids Speak Up! Fundraising Events	$3,000
EPILEPSY FOUNDATION, ARIZONA	Fundraising Event	$2,000
ETHICS AND PUBLIC POLICY CENTER	2012 Health Policy Research	$10,000
FACING OUR RISK OF CANCER EMPOWERED, INC.	National Patient Awareness and Outreach Regarding Hereditary Breast and Ovarian Cancer	$10,000
FEDERATION OF CLINICAL IMMUNOLOGY SOCIETIES	2012 Annual Meeting: Basic Immunology, Interventional Immunology and Clinical Trials for Immunologic Disease	$10,000
FIBROMYALGIA ASSOCIATION OF MICHIGAN	Michigan Fibromyalgia Awareness Day	$3,000
FJC/LIDDY SHRIVER SARCOMA	2012 Wendy Walk	$5,000
FLORIDA ACADEMY OF FAMILY PHYSICIANS FOUNDATION	Family Medicine Spring Forum 2012	$5,000
FLORIDA BREAST CANCER FOUNDATION	2012 Education and Advocacy Day	$3,000
FLORIDA HEMOPHILIA ASSOCIATION, INC.	8th Annual Fundraising Event	$1,000
FOOD MARKETING INSTITUTE	Supermarket Health and Wellness Conference	$5,000
FOUNDATION FOR MANAGED CARE PHARMACY	2012 Academy of Managed Care Pharmacy/Foundation for Managed Care Pharmacy Student Pharmacist Summer Internship Programs	$145,000
FOUNDATION FOR THE NATIONAL INSTITUTES OF HEALTH, INC.	Clinical Research Training Program	$828,616
FOUNDATION OF THE AMERICAN THORACIC SOCIETY	Research Fellowship Grant in Pulmonary Arterial Hypertension	$50,000
FOUNDATION OF THE NATIONAL STUDENT NURSES ASSOCIATION	Pfizer Nursing Scholarships	$5,500
FRIENDS OF MEL FOUNDATION	Art of Living: Life Beyond Cancer	$5,000
FUNDACION GOMEZ HERMANOS PUERTO RICO, INC.	"Be Brave" Project	$2,500
GEORGIA ACADEMY OF FAMILY PHYSICIANS	Day at the Capitol	$500
GEORGIA PODIATRIC MEDICAL ASSOCIATION, INC.	2012 Legislative Committee	$1,500
GLOBAL ALLIANCE FOR MEDICAL EDUCATION	Global Health and Continuing Professional Development: Implications for Continuing Education and Healthcare Professionals	$10,000
GLOBAL BUSINESS COALITION ON HIV/AIDS, TUBERCULOSIS AND MALARIA	Support Pfizer Global Health Fellows Project	$23,474
GLOBAL COALITION ON AGING	Workshop at The International Federation on Aging (IFA) Annual Conference	$50,000
GLOBAL HEALTH CORPS	Global Health Fellows 2012	$50,000

Recipient Name	Program / Project Description	Payment Amount (USD)
GOLDENROD HILLS COMMUNITY ACTION, INC.	Immunization Program	$10,000
GOLDWATER INSTITUTE	Academic Detailing Explaining the Use and Potential Side Effects of Prescription Medicine	$5,000
GORDON RESEARCH CONFERENCES	Fragile X and Autism Disorders Meeting	$5,000
GORDON RESEARCH CONFERENCES	Membrane Transporters Conference	$5,000
GORDON RESEARCH CONFERENCES	2012 Neural Development Meeting	$5,000
GORDON RESEARCH CONFERENCES	Cyclic Nucleotide Phosphodiesterases Conference	$10,000
GORDON RESEARCH CONFERENCES	42nd Drug Metabolism Conference	$5,000
GORDON RESEARCH CONFERENCES	Peptides: Biology and Chemistry Conference	$2,000
GREAT LAKES HEMOPHILIA FOUNDATION	Mad Hatter's Fundraiser Event	$4,000
HAWAII ACADEMY OF PHYSICIAN ASSISTANTS	Support of a Campaign Regarding Reimbursement and Practice of Specialty Tiers	$5,000
HAWAII HEMOPHILIA FOUNDATION	2nd Annual Education and Information Day	$5,000
HAWAII HEMOPHILIA FOUNDATION	Family Camp Koko Ohana	$4,000
HEALTH MPOWERS	Public School Health Education Pilot	$54,000
HEALTHPARTNERS INSTITUTE FOR MEDICAL EDUCATION	Alliance of Independent Academic Medical Centers: Improving Patient Care through Medical Education - National Initiative of Independent Medical Centers	$100,000
HELPING OUR PAIN AND EXHAUSTION	Integrative Health Coaching for Fibromyalgia Patients	$10,000
HEMOPHILIA AND BLEEDING DISORDERS OF ALABAMA, INC.	Camp Clot Not	$4,000
HEMOPHILIA ASSOCIATION OF NEW JERSEY	The 32nd Annual Hemophilia Humanitarian Award Event	$8,000
HEMOPHILIA ASSOCIATION OF THE CAPITAL AREA	Washington Days Event	$5,000
HEMOPHILIA FOUNDATION OF GREATER FLORIDA	Benefits of Prophylaxis Treatment	$6,956
HEMOPHILIA FOUNDATION OF GREATER FLORIDA	Camp Spirit Summer Camp Program	$4,000
HEMOPHILIA FOUNDATION OF ILLINOIS	22nd Annual Spring Fundraising Event	$10,000
HEMOPHILIA FOUNDATION OF MINNESOTA/ DAKOTAS	12th Annual Hearts of Hope Fundraising Event	$10,000
HEMOPHILIA FOUNDATION OF NORTH CALIFORNIA	Annual Community Crab Feed Fundraising Event	$5,000

Recipient Name	Program / Project Description	Payment Amount (USD)
HEMOPHILIA FOUNDATION OF SOUTHERN CALIFORNIA	2012 Camp Blood Brothers and Sisters	$4,000
HEMOPHILIA FOUNDATION OF SOUTHERN CALIFORNIA	2012 Family Emergency Assistance Program	$10,000
HEMOPHILIA OF GEORGIA	Camp Wannaklot	$3,500
HEMOPHILIA OF INDIANA, INC.	Camp Brave Eagle	$1,000
HEMOPHILIA OF INDIANA, INC.	MedicAlert Tag/Membership Assistance and Dental Insurance Premium Assistance	$2,500
HEMOPHILIA OF INDIANA, INC.	2012 Hearts for Hemophilia Fundraising Event	$1,250
HEMOPHILIA OF NORTH CAROLINA	5th Annual Hearts for Hemophilia Fundraising Event	$1,000
HEMOPHILIA OUTREACH OF EL PASO	Camp United Hands	$2,500
HOSPITAL FOR SPECIAL SURGERY	Rheumatoid Arthritis Patient Support and Education Across the Disease Spectrum	$30,000
HOWARD UNIVERSITY	2012 Alumni Award for Distinguished Postgraduate Achievement in the Fields of Medicine and Healthcare Leadership	$10,000
HOWARD UNIVERSITY	2012 Pfizer Minority Medical School Scholarships	$25,000
HOWARD UNIVERSITY	2012 Alumni Award for Distinguished Postgraduate Achievement in the Fields of Medici and Healthcare Leadership	$5,000
HUMAN GROWTH FOUNDATION	Prader-Willi Booklet	$10,000
IL-17 CONFERENCE	3rd Annual Midyear Workshop on Cytokines IL-17 and Related Cytokines	$3,000
ILLINOIS AFRICAN AMERICAN COALITION FOR PREVENTION	Mind Exercise Nutrition Do it! (MEND) in Chicago	$3,000
ILLINOIS BIOTECHNOLOGY INDUSTRY ORGANIZATION	2012 John W. Maitland Award Event	$2,000
ILLINOIS MATERNAL AND CHILD HEALTH COALITION	You're Not Done at Age One!	$5,000
INDIANA UNIVERSITY	Support Pfizer Global Health Fellows Project	$11,150
INDIANA UNIVERSITY	Bridge to Quality: Engaging Continuing Education and Quality Improvement Professionals in Healthcare Quality Improvement	($22,101)*
INDIANA UNIVERSITY FOUNDATION	Academic Model Providing Access to Healthcare: Purchase of Chemotherapy Drugs for Under-Served Patients in Kenya	$250,000
INFECTIOUS DISEASE ASSOCIATION OF CALIFORNIA	Support Education on Emerging Health Care Policy that Encourages Vaccination of Children	$5,000
INTERNATIONAL SOCIETY FOR NEUROVIROLOGY	11th International Symposium on NeuroVirology	$25,000
INTERNATIONAL TRANSPLANT NURSES SOCIETY	Your Life after Kidney Transplantation	$42,500

Recipient Name	Program / Project Description	Payment Amount (USD)
INTERNATIONAL TRANSPLANT NURSES SOCIETY	Transplant Nursing across the Lifespan: Sharing Best Practices	$22,350
INTERNATIONAL TRANSPLANT NURSES SOCIETY	International Transplant Nurses Society 21st Annual Symposium and General Assembly	$50,000
INTRAHEALTH INTERNATIONAL, INC.	Global Health Fellowships	$18,650
INTRAHEALTH INTERNATIONAL, INC.	Malaria Senegal Project	$79,574
JOHN WALSH (ALPHA-1 FOUNDATION)	Celtic Connection Fundraising Event to Benefit the Alpha-1 Foundation	$2,100
KANSAS MENTAL HEALTH COALITION	Kansas Mental Health Advocacy Day	$1,500
KECK GRADUATE INSTITUTE	Team Masters Project for Rare and Orphan Diseases	$27,500
KENTUCKY CHAMBER FOUNDATION	Wellness Council and Legislative Agenda to Promote Wellness in Kentucky	$25,000
KENTUCKY HEMOPHILIA FOUNDATION, INC.	Annual Fundraising Event	$1,500
LA ASOCIACION DE ALZHEIMER	General Operating Support	$300
LEUKEMIA AND LYMPHOMA SOCIETY	2012 Blood Cancer Conference	$1,500
LEUKEMIA AND LYMPHOMA SOCIETY, NATIONAL CAPITAL AREA	The Delegates Summit	$25,000
LEUKEMIA AND LYMPHOMA SOCIETY, THE WESTCHESTER/HUDSON VALLEY CHAPTER	2012 Light the Night Walk	$150,000
LINCOLN PUBLIC SCHOOLS	Science Fair	$1,500
LOS ANGELES COUNTY MEDICAL ASSOCIATION	Promote Awareness of Emerging Health Care Policies that Impact Access to Prescription Drugs	$25,000
LOUISIANA ACADEMY OF FAMILY PHYSICIANS	2012 White Coat Day	$2,000
LOUISIANA HEMOPHILIA FOUNDATION	Camp Wounded Knee	$4,000
LOUISIANA PSYCH MEDICAL ASSOCIATION	Annual Member Legislative Update on Managed Care and Standardizing Authorization	$1,500
LOUISIANNA STATE HEALTH SCIENCE CENTER-SCHREVEPORT	2011 Pfizer Fellowships in Oncology Award	$50,000
LOUSIANA STATE MEDICAL SOCIETY	Day at the Capitol	$600
LUNG CANCER ALLIANCE	5th National Advocacy Conference- Call on Congress	$50,000
LUPUS FOUNDATION OF AMERICA	New York City Walk for Lupus	$25,000
LUPUS FOUNDATION OF AMERICA	2012 MAPRx Coalition Activities and Policy Goals	$100,000

Recipient Name	Program / Project Description	Payment Amount (USD)
LUPUS FOUNDATION OF AMERICA, GEORGIA CHAPTER	Lupus Awareness Day	$2,000
LUPUS FOUNDATION OF PENNSYLVANIA	Annual Legislative Event to Raise Awareness and Further Lupus Research	$500
LYMPHOMA RESEARCH FOUNDATION	Annual Fundraising Event	$10,000
MAD-ID	15th Annual Meeting	$50,000
MAGIC FOUNDATION	Support for the 18th Annual Convention	$10,000
MAMOU HEALTH RESOURCES, INC.	Mamou Community Free Health Care Clinic	$10,000
MARCH OF DIMES	March for Babies in Phoenix, Arizona	$5,000
MARCH OF DIMES	Advocate for Legislation and Policies that Protect the Health of Moms and Babies	$1,500
MARYLAND SOCIETY OF PHYSICAL MEDICINE AND REHABILITATION	2012 Program Support for Advocacy and Legislative Policy Meetings	$3,000
MASSACHUSETTS PHARMACISTS ASSOCIATION	Exploration of Key Issues Related to Access to Adult Vaccines in Massachusetts	$25,000
MAYO CLINIC	Establishing an International Network and Regional Networks of Healthcare Providers to Treat Tobacco Dependence	$1,500,000
MAYO CLINIC	19th Annual Nicotine Dependence Conference Treating Tobacco Dependence in the 21st Century	$7,500
MEDICAL FOUNDATION OF NORTH CAROLINA	36th Annual UNC Lineberger Comprehensive Cancer Center Symposium - Cancer Therapies and New Drug Targets	$5,000
MEDICAL SOCIETY OF THE STATE OF NEW YORK	Annual State Physician Advocacy Day	$10,000
MEHARRY MEDICAL COLLEGE	Medical School Scholarships	$25,000
MELANOMA RESEARCH ALLIANCE	4th Annual Scientific Retreat	$5,000
MEMORIAL SLOAN-KETTERING CANCER CENTER	2011 Pfizer Fellowships in Oncology Award	$50,000
MEN'S HEALTH NETWORK	2012 Health Policy Advocacy Education Activities	$65,000
MENTAL HEALTH AMERICA OF GEORGIA	2012 Georgia Legislative Advocacy Program Support	$2,000
MENTAL HEALTH ASSOCIATION IN MICHIGAN	75th Anniversary Activities	$2,500
MICHIGAN OSTEOPATHIC ASSOCIATION	2012 Leadership Retreat	$2,000
MISSISSIPPI KIDNEY FOUNDATION	Taking Time for a Healthier You!	$1,500
MISSOURI NURSES ASSOCIATION	Nurse Advocacy Day	$2,500
MISSOURI PHARMACY ASSOCIATION	2012 Legislative Day	$4,000

Recipient Name	Program / Project Description	Payment Amount (USD)
MOREHOUSE SCHOOL OF MEDICINE	2012 Pfizer Fellowship in Public Health	$32,500
MOREHOUSE SCHOOL OF MEDICINE	2011-2021 Pfizer Minority Medical School Scholarships	$25,000
MRSA SURVIVORS NETWORK	World MRSA Day - World MRSA Awareness Month	$10,000
MULTIPLE SCLEROSIS FOUNDATION	Assistive Technology Program	$10,000
MULTIPLE SCLEROSIS FOUNDATION	Multiple Sclerosis Foundation's Home Care Assistance Grant Program	$10,000
NAMI OF MISSOURI	Advocacy in Action	$2,000
NATIONAL ASSOCIATION OF MANAGED CARE PHYSICIANS	Spring Managed Care Forum	$45,000
NATIONAL COALITION FOR CANCER SURVIVORSHIP	2012 Spring and Fall Cancer Policy Roundtable Meeting	$30,000
NATIONAL COMPREHENSIVE CANCER NETWORK, INC.	Quality Improvement in Care Opportunities: 3 Year Performance Improvement Initiative of the National Comprehensive Cancer Network	$500,000
NATIONAL CONSUMERS LEAGUE, INC.	"Script Your Future" Medication Adherence Challenge	$20,000
NATIONAL EATING DISORDERS ASSOCIATION	New York City Benefit Event	$10,000
NATIONAL FOUNDATION FOR INFECTIOUS DISEASES	Annual Awards Event	$9,000
NATIONAL FOUNDATION FOR THE CENTERS FOR DISEASE CONTROL	Support Pfizer Global Health Fellows Project	$69,200
NATIONAL HEMOPHILIA FOUNDATION	11th Annual Workshop on Novel Technologies and Gene Transfer for Hemophilia	$10,000
NATIONAL HEMOPHILIA FOUNDATION	2011 Next Steps for Living	$481,500
NATIONAL HEMOPHILIA FOUNDATION	7th Annual Insurance and Reimbursement Conference	$64,000
NATIONAL HEMOPHILIA FOUNDATION, COLORADO CHAPTER	Mile High Summer Camp	$4,000
NATIONAL HEMOPHILIA FOUNDATION, COLORADO CHAPTER	Family Camp	$4,000
NATIONAL KIDNEY FOUNDATION	28th Annual Kidney Fundraising Event	$8,000
NATIONAL KIDNEY FOUNDATION	Annual Advocacy Day	$2,000
NATIONAL MENINGITIS ASSOCIATION, INC.	"Give Kids a Shot" Fundraising Event	$25,000
NATIONAL MENINGITIS ASSOCIATION, INC.	Teaming up to Support Adolescent Immunization	$10,000
NATIONAL MINORITY QUALITY FORUM	9th Annual National Summit on Health Disparities	$30,000

Recipient Name	Program / Project Description	Payment Amount (USD)
NATIONAL MULTIPLE SCLEROSIS SOCIETY	2012 Nevada Multiple Sclerosis Walk	$1,000
NATIONAL WOMEN'S LAW CENTER	Advocacy Support	$150,000
NAVAL UNDERSEA MEDICAL INSTITUTE	Pfizer Naval Medical Undersea Award for Academic Achievement	$750
NEBRASKA METHODIST HOSPITAL	13th Annual Midwest Regional American Society of Clinical Oncology Review	$3,500
NEPHCURE FOUNDATION	9th International Podocyte Conference	$8,750
NEUROPATHY ACTION FOUNDATION	Ensuring Patients Obtain Access to Medically Necessary Medications	$5,000
NEW ENGLAND HEMOPHILIA ASSOCIATION	Hemophilia Family Camp	$4,000
NEW JERSEY ACADEMY OF FAMILY PHYSICIANS	2012 Ten-State Meeting	$10,000
NEW JERSEY ACADEMY OF FAMILY PHYSICIANS	Facilitating the Use of Spirometry in Family Medicine Residency Programs	($4,100)*
NEW JERSEY ASSOCIATION OF OSTEOPATHIC PHYSICIANS AND SURGEONS	Atlantic Regional Osteopathic Convention - Palliative Care: Assessing and Managing Pain	$5,000
NEW JERSEY SHARING NETWORK FOUNDATION	2nd Annual 5K Walk/Run	$33,000
NEW MEXICO COMMUNITY HEALTH WORKER ASSOCIATION	Pfizer Helpful Answers Promoters Program in the Albuquerque Metropolitan Area	$5,000
NEW YORK STRUCTURAL BIOLOGY CENTER	General operating support for discussion group	$500
NEW YORK UNIVERSITY	Seminar in Advanced Rheumatology and Highlights from the Seminar in Advanced Rheumatology	($1,512)*
NEW YORK UNIVERSITY SCHOOL OF MEDICINE	2011 Pfizer Fellowships in Health Disparities Award	$50,000
NORTH AMERICAN TRANSPLANT COORDINATORS ORGANIZATION	NATCO 2012 Symposium for Advanced Transplant Professionals	$25,000
NORTHEAST KIDNEY FOUNDATION	Annual Advocacy Day	$8,500
ONCOLOGY NURSING SOCIETY	37th Annual Congress	$40,000
OPERATION HOMEFRONT	Fundraising Event	$1,600
PARKINSON'S ACTION NETWORK	Morris K. Udall Awards Event	$10,000
PATIENT ACCESS NETWORK FOUNDATION	Co-Payment Assistance for Growth Hormone Deficiency Patients	$350,000
PENNSYLVANIA STATE UNIVERSITY	Challenging the Status Quo: Addressing Disparities in Pain Management	($12,859)*
PEOPLE-TO-PEOPLE HEALTH FOUNDATION	Global Health Fellowships	$49,405

Recipient Name	Program / Project Description	Payment Amount (USD)
PHILADELPHIA RONALD MCDONALD HOUSE	General Operating Support	$2,500
PHYSICIANS' INSTITUTE FOR EXCELLENCE IN MEDICINE, INC.	Breaking Medical, Cultural and Linguistic Barriers to the Management of Alzheimer's Disease in Latino Communities: State Provider Series	($51,130)*
PHYSICIANS' INSTITUTE FOR EXCELLENCE IN MEDICINE, INC.	Improving the Medical Management of Community-Acquired Pneumonia in High-Risk Patients: Intervention to Improve Knowledge Retention and Boost Performance	($22,140)*
POPULATION SERVICES INTERNATIONAL	Global Health Fellowships	$53,365
PROGERIA RESEARCH FOUNDATION	Night of Wonder: Color Me a Cure Fundraising Event	$2,320
PROJECT CAMP, INC. (CENTER FOR COURAGEOUS KIDS)	Hemophilia Empowerment Project	$4,000
PUBLIC HEALTH INSTITUTE	Post-Hospitalization Cessation Program	$10,000
PULMONARY HYPERTENSION ASSOCIATION	Proof of Concept Fellowship Program	$27,500
PULMONARY VASCULAR RESEARCH INSTITUTE	Pulmonary Hypertension Academic Research Consortium	$65,000
REGENTS OF THE UNIVERSITY OF CALIFORNIA	2011-2012 AIR Diversity Research Fellowship in Chemistry	$22,500
REGENTS OF THE UNIVERSITY OF CALIFORNIA	2011 Pfizer Fellowships in Oncology Award	$100,000
REGENTS OF THE UNIVERSITY OF CALIFORNIA	The Jung Group Symposium	$500
RESEARCH!AMERICA	Research Partnership Forum	$75,000
RESEARCH!AMERICA	2012 Advocacy Awards Event	$50,000
RESEARCH!AMERICA	National Health Research Forum and Your Candidates: Your Health	$100,000
RETIRESAFE	2012 Internship Program	$22,000
RHEUMATOID PATIENT FOUNDATION	Launching Membership for Advocacy Program, Phase 2	$10,000
RHODE ISLAND MEDICAL SOCIETY	Bicentennial Events	$5,000
SAFETY PHARMACOLOGY SOCIETY	Safety Pharmacology Society Annual Meeting	$10,000
SANTE HEALTH SYSTEM	Medication Reconciliation	$3,000
SAVE THE CHILDREN	Global Health Fellowships	$50,800
SISTERS NETWORK OF CENTRAL NEW JERSEY, INC.	Silver Foxes Mammography Screening Program	$4,475
SOCIETY FOR ACADEMIC CME	SACME Consensus Initiative	$225,000

Recipient Name	Program / Project Description	Payment Amount (USD)
SOCIETY FOR GYNECOLOGIC INVESTIGATION	Annual President's Presenter's Award in Support of Young Investigators in Training	$45,000
SOCIETY FOR WOMEN'S HEALTH RESEARCH	Fact or Fiction: Menopause, Hormone Therapy, Alternative Treatment Options	$196,585
SOCIETY OF TOXICOLOGY	Ocular Toxicology Specialty Section	$500
SOCIETY OF TOXICOLOGY	Reproductive and Developmental Toxicology Specialty Section Support	$1,000
SOUTH TEXAS COLONIA INITIATIVE	Pfizer Helpful Answers Promoters Outreach Program in the Corpus Christi Nueces County Area	$5,000
ST. JUDE CHILDREN'S RESEARCH HOSPITAL	General Operating Support	$2,000
STATE UNIVERSITY OF IOWA FOUNDATION	Hemophilia-Bleeding Disorder Summer Camp 2012	$4,000
SUSAN G. KOMEN BREAST CANCER FOUNDATION	2012 Race for the Cure	$2,500
TAKING CONTROL OF YOUR DIABETES	Take the Next Step Educational Campaign	$34,375
TASK FORCE FOR GLOBAL HEALTH, INC.	Support of the International Trachoma Initiative	$3,000,000
TENNESSEE HEMOPHILIA AND BLEEDING DISORDERS FOUNDATION	Support for the 2012 Annual Meeting	$5,000
TENNESSEE KIDNEY FOUNDATION	Kidney Kaper Fundraising Event	$2,000
TEXAS MEDICAL ASSOCIATION	Texas Public Health Coalition	$1,000
THE AIDS INSTITUTE	2012 Essential Health Benefits Advocacy Initiatives	$25,000
THE NATIONAL FIBROMYALGIA AND CHRONIC PAIN ASSOCIATION	Advocacy Support Efforts	$25,000
THE RESOURCE FOUNDATION	General Operating Support	$5,000
THE TRUSTEES OF COLUMBIA UNIVERSITY	2011 Pfizer Fellowships in Oncology Award	$50,000
THOMAS JEFFERSON UNIVERSITY	2012 Pfizer Fellowship in Public Health	$32,500
TORRANCE MEDICAL CENTER	21st Annual Oncology Symposium	$2,000
TROVER CLINIC FOUNDATION, INC	2012 Trover Symposium: Healthcare in the 21st Century - Did You See That Coming?	$3,000
TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY	Developing more effective means of achieving improved performance among practicing physicians through the use of metric-based quality improvement focused on curricula, pedagogical innovation and simulated and immersive learning	$1,000,000
UMASS ALS CHAMPION FUND	Fundraising Campaign in Support of Cutting-Edge Amyotrophic Lateral Sclerosis Research	$25,000

Recipient Name	Program / Project Description	Payment Amount (USD)
UNITED VIRGINIA CHAPTER OF THE NATIONAL HEMOPHILIA FOUNDATION	Family Weekend	$2,500
UNITED WAY	Pfizer Helpful Answers Promoters Program in El Paso County	$5,000
UNIVERSITY OF ALABAMA	2010 Pfizer Visiting Professorship in Obesity	($1,408)*
UNIVERSITY OF BUFFALO	The Pfizer Award for the Biotechnology Student of the Year	$1,500
UNIVERSITY OF CALIFORNIA SAN FRANCISCO	13th Annual UCSF/UC Davis Thoracic Oncology Conference	$15,000
UNIVERSITY OF CALIFORNIA SAN FRANCISCO	2012 Pfizer Fellowship in Health Literacy	$50,000
UNIVERSITY OF CALIFORNIA SAN FRANCISCO	2011 Pfizer Fellowships in Global Health Award	$50,000
UNIVERSITY OF CHICAGO	9th International Chicago Lymphoma Symposium	$5,000
UNIVERSITY OF CHICAGO	17th Annual Phase II Symposium	$5,000
UNIVERSITY OF CINCINNATI	2010 Pfizer Visiting Professorship in Neurology/Psychiatry	($490)*
UNIVERSITY OF CINCINNATI	Creating a Model of Interprofessional Care through Team Teaching of Health Professions Learners in Healthcare Improvement	$28,500
UNIVERSITY OF CINCINNATI	Toolkits for Change: Materials to Support Quality Initiatives for Improving Interprofessional Care of COPD Patients	$20,000
UNIVERSITY OF COLORADO SCHOOL OF PHARMACY	2012 Workshop on Protein Aggregation and Immunogenicity	$3,600
UNIVERSITY OF IOWA FOUNDATION	Hemophilia Education to Old Order Amish	$1,575
UNIVERSITY OF MIAMI	The "X File Newsletter" for patients and caregivers of the Hemophilia Treatment Center	$4,850
UNIVERSITY OF MICHIGAN	2011 Pfizer Fellowships in Oncology Award	$50,000
UNIVERSITY OF NEBRASKA	Science Teachers for the 21st Century	$4,000
UNIVERSITY OF NEBRASKA MEDICAL CENTER	Is it COPD or Not? Use of Simulation-Based Formative Assessment to Improve COPD Diagnosis and Quality of Care	($15,000)*
UNIVERSITY OF NORTH TEXAS HEALTH SCIENCE CENTER	Pneumococcal Risk Reduction in Cancer Patients	$25,000
UNIVERSITY OF PENNSYLVANIA	2011 Pfizer Fellowships in Oncology Award	$50,000
UNIVERSITY OF PENNSYLVANIA	2011 Pfizer Fellowship in Public Health	$50,000
UNIVERSITY OF ROCHESTER	Parkinson Study Group 26th Annual Symposium	$5,000
UNIVERSITY OF SOUTH CAROLINA	2012 Pfizer Fellowship in Health Disparities	$32,500

Recipient Name	Program / Project Description	Payment Amount (USD)
UNIVERSITY OF TEXAS FOUNDATION	Drug Discovery Workshop: A Changing Landscape for Cancer Drug Discovery and Development - Opportunities and Challenges	$8,000
UNIVERSITY OF TEXAS HEALTH SCIENCE CENTER	Mexican Medical Mycology Network	$17,550
UNIVERSITY OF TEXAS HEALTH SCIENCE CENTER-HOUSTON	Great Plains Regional Providers Meeting	$750
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	Cancer Survivorship Conference for Physicians and Other Health Care Professionals	($748)*
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	Medical Oncology and Hematology: Advances That Change Physician Practice	($3,311)*
UNIVERSITY OF TEXAS MD ANDERSON CANCER CENTER	2012 Neuroendocrine Tumor Regional Conference: Multidisciplinary Management of Neuroendocrine Tumor Cancers	$10,000
UNIVERSITY OF VIRGINIA	2012 Pfizer Fellowship in International Health	$50,000
UNIVERSITY OF WASHINGTON	Reducing the Prevalence of Cardiovascular and Metabolic Risk Factors in the Hispanic/Latino Community	$54,339
UNIVERSITY OF WASHINGTON	2011 Pfizer Fellowships in Oncology Award	$50,000
UNIVERSITY OF WISCONSIN SYSTEM	Partnership for Adult Vaccination and Education - Pneumococcal Disease Prevention Among Older and At-Risk Adults: Educational Research Plan	($8,283)*
UNIVERSIYT OF ARKANSAS FOR MEDICAL SCIENCES	Increasing the Frequency and Quality of Evidence-Based Health Care Provider Interventions for Treating Tobacco Use and Dependence	$100,000
UTAH HEMOPHILIA FOUNDATION	Teen Retreat	$2,500
VERMONT HEALTH CARE ASSOCIATION	Health Care Reform and Dual Eligible Update	$1,500
VIRGINIA HEMOPHILIA FOUNDATION	8th Annual Fundraising Event	$1,000
VIRGINIA HEMOPHILIA FOUNDATION	Annual Youngblood 5K	$1,000
WASHINGTON UNIVERSITY	2011 Pfizer Scholars Grant in Health Policy	$500
WASHINGTON UNIVERSITY	2011 Pfizer Fellowships in Oncology Award	$50,000
WEILL CORNELL MEDICAL COLLEGE	First Annual Update in Pediatric Endocrinology	($692)*
WEST VIRGINIA UNIVERSITY	Tobacco and Co-occurring Health Risks and Disparities	($14,746)*
WITHINREACH	2012 Childhood and Adolescent Immunization Schedule	$3,000
WOMEN AND INFANTS HOSPITAL	North American Society for Psychosocial Obstetrics and Gynecology Annual Meeting	$5,000
WOMEN IN ENDOCRINOLOGY	20 Young Investigator Award Grants	$12,000
YALE UNIVERSITY	6th Annual Pulmonary Hypertension Symposium	$5,000

Recipient Name	Program / Project Description	Payment Amount (USD)
YALE UNIVERSITY	Clinical Practice Fellowship	$32,500
YALE UNIVERSITY	5th Annual Musculoskeletal Review Course for the Primary Care Provider: Part II - Upper Extremity and Cervical Spine	($1,350)*

Statement on Transparency in Grants

In 2008, Pfizer began reporting grants and charitable contributions provided to medical, scientific and patient organizations in the US. This reflects our commitment to increasing transparency around the support Pfizer provides to organizations that work to improve the health of patients and advance science. This support is one way we contribute to the improvement of patients' lives and the advancement of scientific research, in conjunction with our core business of developing innovative medicines. In 2009, Pfizer began disclosing healthcare related support to civic organizations. In 2010, Pfizer's report included legacy Wyeth programs.

Prior to 2008, we highlighted a limited number of grants or charitable contributions in company press releases. As interest in more information across the health care spectrum has grown, public reporting became a natural next step.

To that end, Pfizer's support of these organizations and activities is reported on Pfizer.com. This reporting is a condition of accepting such grants and charitable contributions. Details disclosed include the recipient organization's name, a brief description of the program for which the grant or charitable contribution was given, and the amount of the funding. Pfizer may update the quarterly reports if additional relevant information becomes available.

Home > Responsibility > Grants & Contributions > Transparency in Grants > FAQs

Frequently Asked Questions

Answers

Why is Pfizer disclosing financial support for these organizations and activities?

Pfizer is proud of its longstanding support for organizations that share its commitment to improving public health. Pfizer also discloses information on its pipeline of experimental medicines, clinical trials, post marketing commitments, political contributions and payments to US health care professionals. We are actively looking for more ways to better communicate with the public about how we operate, consistent with our statement on transparency in grants.

Top

What details is Pfizer disclosing about payments to Health Care Professionals?

On March 31st, 2010, Pfizer disclosed payments to recipients, whose aggregate annual payments exceeded $500 during the calendar year, including the value of non-monetary items, such as meals, exceeding $25 in value. The information includes payments made beginning July 1, 2009 through December 31, 2009.

On March 31st, 2011, Pfizer disclosed a full year of data for 2010. All payments and exchanges of value are included for recipients having received in aggregate more than $100 for the year. For recipients who received $100 or less during the year, only transactions $10 or more are disclosed.

The following information is disclosed:

Payments to:

- All practicing HCPs (defined as Health Care Professionals who can prescribe medicines)
- Major institutions for ongoing clinical trials
- All principal investigators and other entities for Phase I-IV clinical trials beginning after July 1, 2009

Payments for:

- Development, research and commercial consulting
- Promotional speaking
- Phase I-IV clinical trials
- Investigator-initiated research
- Meals, reimbursable travel expenses, educational materials and other non-educational items allowed by local market guidelines and Pfizer policy

Pfizer will begin disclosing on a quarterly basis during 2011 and will post the next report on June 1, 2011. This will include data for the first quarter of 2011.

Top

What information is available on this web page?

The data posted on this web page reflects Pfizer's best effort to provide quarterly reports of grants and charitable contributions made by Pfizer to US patient, scientific and medical organizations, beginning in 2008. Funding reported here includes payments related to human medical care in the form of medical education grants, fellowship, scholarship and visiting professorship support for institutions and healthcare related partnerships, grants to patient organizations, medical and scientific associations, and academic or other medical centers, and charitable contributions. In 2009, Pfizer began disclosing healthcare related support to civic organizations.

In October, 2009, Pfizer acquired Wyeth Pharmaceuticals. Subsequently, the web page has been expanded to include grants provided by the Wyeth U.S. Pharmaceuticals Division during 2008 and 2009. As of 2010, Pfizer's report included legacy Wyeth programs.

For descriptions of these funding types, please visit our descriptions section. Reported information includes the name of the recipient organization, a brief description of the funded activity, and the amount of funding provided. Pfizer may update the quarterly reports if additional relevant information becomes available.

Top

Are organizations receiving Pfizer support aware of this effort?

Yes. Beginning in 2007, Pfizer has informed organizations that received funding of our plans to publicly disclose Pfizer's support. The response has been overwhelmingly positive.

Top

Will funding support to medical, scientific, patient and civic organizations based outside the US be reported?

Pfizer is currently working with external stakeholders globally to determine the appropriate method and scope of disclosure worldwide. Because laws and rules vary from country to country, reporting will vary. In the UK, for example, the Association of the British Pharmaceutical Industry requires disclosure of grants to patient organizations. Pfizer goes beyond this requirement and describes the nature of Pfizer's relationship with these groups.

Top

What is a Medical Education grant?

Pfizer supports the efforts of independent organizations in their mission to improve patient care through quality improvement initiatives as well as continuing education for healthcare professionals. Requests to support such programs are submitted through our website and managed by the Pfizer Medical organization. For those grant requests submitted in response to a request for proposal (RFP), external review panels (ERP) are responsible for the review and decision-making. ERPs consist of professionals from the medical and education communities with advanced degrees and expertise in a particular clinical area, or specific needs of a geographic region/learner groups, or expertise in CME, CE, continuing professional development (CPD) or Quality Improvement. Pfizer also supports live activities at national conferences and congresses; such grant requests from accredited providers are not subject to ERP review but must still be in compliance with all external guidelines and Pfizer policies.

Top

Is the volume of funding activities consistent throughout the calendar year?

No. Funding of grants and charitable contributions may fluctuate throughout the year, following the pattern of requests for such funding from medical, scientific and patient organizations.

Top

Are you going to disclose grants and charitable contributions made prior to 2008?

Data regarding charitable contributions made through the Pfizer Foundation are available beginning with 2001 on the website www.foundationcenter.org. For all other types of grants and charitable contributions, we began this disclosure with the 2008 calendar year to allow us to notify current and prospective grant recipients of our transparency initiative prior to disclosure. We also sought to solicit and incorporate the views of these organizations into the disclosure process, which we have done.

Top

Where can I find more information about requesting a grant?

For information about submitting requests for medical education grants, visit www.pfizermededgrants.com. For information about applying for health care charitable contributions, visit www.pfizerhealthcharitables.com. For information about applying for fellowships and scholarships, visit www.promisingminds.com. For information on the broad range of programs Pfizer supports, visit www.pfizer.com/responsibility.

Top

Is any of the funding support reported on this web page used for the continuing medical education (CME) of health care professionals?

Yes. Many of the grants provided by Pfizer's Medical Education Group are used to support CME programs. During 2008, Pfizer discontinued the practice of directly funding CME programs provided by medical education and communication companies, but honored existing commitments. In October, 2009, Pfizer acquired Wyeth Pharmaceuticals and will honor any existing commitments with medical education and communication companies and disclose the programs in our report for the remainder of 2010. For more information about Pfizer's ongoing commitment to CME, visit www.pfizermededgrants.com.

Top

How does Pfizer ensure that grants and charitable contributions do not pose a conflict of interest with recipient organizations?

Pfizer respects the integrity of the medical, scientific and patient organizations with whom we partner. As such, we strive to achieve the highest level of ethical business conduct in our partnership grants and charitable contributions. Funding support to US-based medical, scientific and patient organizations is in no way intended to influence or reward the recipient for present, past, or future use or support of Pfizer medicines, or to gain access for promotion purposes, or to influence the outcome of a clinical trial. In addition, none of these payments is given to reward recipient organizations for influencing or attempting to influence specific legislation, regulation or governmental health care policies, nor are these payments given on behalf of government officials or elected officials. This support is one way we contribute to the improvement of patients' lives and the advancement of scientific research, in conjunction with our core business of developing innovative medicines.

Top

Is Pfizer disclosing all grants, charitable contributions, and other healthcare related funding requests made to US patient, scientific, medical, and civic organizations?

The data posted on this web page reflects Pfizer's best effort to disclose all grants and charitable contributions made by Pfizer to US patient, scientific and medical organizations, beginning in 2008. In 2009, Pfizer has begun disclosing other funding requests for healthcare related support to civic organizations. Gifts made by the Pfizer Foundation of every amount to all recipients are reported on an annual basis, and can be found at www.foundationcenter.org. Business expenses such as scientific congress exhibit fees and membership dues to medical associations, which provide some material value to Pfizer, are not included. Charitable contributions to cultural institutions and non healthcare related contributions to civic organizations and some aid to disaster-relief groups are outside the scope of this web page, though such funding by the Pfizer Foundation can be found in the Pfizer Foundation annual giving report at www.foundationcenter.org.

Top

Exhibit F

Lobbying and **Political Contributions**

Public policy affects our ability to meet patient needs and provide shareholder value. Essential aspects of our business are being challenged by barriers to access, counterfeits, illegal importation and challenges to intellectual property protection. For this reason, we actively participate in public policy dialogues to explain our perspectives. We have extensive knowledge about health care and many ideas about improving its efficiency, as well as a global perspective on public health, disease prevention and health education.

We believe that public policy engagement is an important and appropriate role for companies in open societies, when conducted in a legal and transparent manner. In the U.S. there are important federal and state lobbying registration and disclosure laws with which Pfizer complies.

There are also federal and state laws which prohibit and/or restrict the use of corporate treasury funds for political purposes. Corporate treasury funds may not be used to contribute to candidates for federal office. The Pfizer Political Action Committee makes contributions to candidates for federal office, and fully discloses its contributions on a regular basis to the Federal Election Commission. Corporate treasury funds may be used, where legally permissible, to contribute to candidates for state and local office. We publicly disclose our corporate political contributions and employee Political Action Committee contributions on our Web site.

Finally, corporate treasury funds may not be used to make "independent expenditures" in connection with federal and state elections. Pfizer has adopted a strict policy against making independent expenditures.

- View Pfizer's Political Action Committee and Political Contributions Report

Trade Association Memberships

Pfizer is a member of several industry and trade groups that represent both the pharmaceutical industry and the business community at large in an effort to bring about consensus on broad policy issues that can impact Pfizer's business objectives and ability to serve patients. Pfizer's participation as a member of these various industry and trade groups comes with the understanding that we may not always agree with the positions of the larger organization and/or other members, and that we are committed to voicing our concerns as appropriate through our colleagues who serve on the boards and committees of these groups.

Below is a partial listing of our current memberships.

Global Organizations

- American Chambers of Commerce (we are members in several countries around the world)
- Business Council for Global Development
- European American Business Council
- European Federation of Pharmaceutical Manufacturers and Associations
- International Chamber of Commerce
- International Federation of Pharmaceutical Manufacturers and Associations

- National Foreign Trade Council
- TransAtlantic Business Dialogue
- United States Council for International Business
- World Economic Forum

U.S. Organizations

- Animal Health Institute
- Biotech Industry Association
- Business Roundtable
- California Healthcare Institute
- Coalition to Preserve DSHA
- Consumer Health Products Association
- Council for Responsible Nutrition
- Council on Competitiveness
- Healthcare Institute of New Jersey
- Healthcare Leadership Council
- National Association of Manufacturers
- National Health Council
- Pharmaceutical Research and Manufacturers of America
- U.S. Chamber of Commerce


Pfizer PAC
Political Action Committee

Pfizer PAC & Corporate Political Contributions R
January 2011 – June 2012

Learn which candidates we support in your community.

Pfizer PAC – Our Voices, Our Impact.

A Message from Sally Susman, Chair, Pfizer PAC



I am pleased to share our annual 2012 election cycle political contributions report, which includes a list of candidates and political committees supported either by Pfizer or the Pfizer PAC from January 1, 2011 through June 30, 2012.

The Pfizer PAC is bipartisan; we contribute to candidates of both political parties. To date this cycle, we have supported 1,798 candidates at all levels of government. I hope you will take time to review the report to see which candidates the PAC supported in your state and community.

This election cycle is critical to our industry and reputation – our elected representatives are making difficult choices, including focusing on cost reductions which may limit access to medicines as well as protecting our ability to continue researching and developing innovative medicines.

Pfizer's goal is to generate sustained, positive "public will" among the general public, policy makers, and all of our stakeholders to help build constructive discourse in the political and regulatory environment in support of short- and long-term business objectives.

As Pfizer's PAC Chair and through my interactions with elected officials, I see first-hand how decisions are made that impact our ability to discover and bring to market innovative medicines that help the patients we serve. The Pfizer PAC supports candidates who are committed to maintaining and improving incentives for innovation and protecting and expanding access for the patients we serve.

Thank you for your support,

Sally Susman

Sally Susman
Chair, Pfizer PAC

Your contribution is not tax deductible as a charitable contribution for federal income tax purposes. Participation in the Pfizer PAC is completely voluntary. You have the right to refuse to participate without reprisal. You must be a U.S. citizen or carry a green card to participate in the PAC.

PFIZER PAC

Our Voices Our Impact

What is a PAC?

PAC stands for Political Action Committee. A political action committee is a government-regulated organization that anyone can form to raise money for political campaign donations. PACs are formed by individuals, non-profits, and even many major corporations.

How Does Pfizer PAC Work?

The Pfizer political action committee, Pfizer PAC, is a nonpartisan organization that provides opportunities for employees to participate in the American political process. The Pfizer PAC is an employee-run organization with a Steering Committee made up of Pfizer employees from different divisions of the company. All corporate PACs are funded by voluntary employee contributions. Pfizer PAC is no different; it relies on the participation of Pfizer colleagues.

Who Receives Pfizer PAC Contributions?

Pfizer PAC is nonpartisan. It supports Democrats and Republicans alike. From January 2011 through June 2012, Pfizer PAC supported 1,798 candidates. True to its nonpartisan values, Pfizer PAC is committed to support candidates from both political parties who share Pfizer's vision and values for healthcare. When choosing to make a contribution to a candidate, the Pfizer PAC considers candidates' views on issues that impact Pfizer and its employees as well as the presence of Pfizer facilities or employees in the candidate's district or state. A complete list of Pfizer PAC and state corporate political contributions for January 2011 – June 2012 is included in this report.

PFIZER PAC & POLITICAL CONTRIBUTIONS GOVERNANCE POLICY

Pfizer complies fully with all federal, state, and local laws and reporting requirements governing PAC and corporate political contributions.

Pfizer has a Corporate Policy Procedure (#802a) that requires all PAC and corporate political contributions to be compiled and published semiannually in a report that is made available to employees, shareholders, and the public, and posted on the Company's website at www.pfizer.com in "Lobbying and Political Contributions" under the "About Pfizer" tab within the "Corporate Governance" section.

At the end of each Federal election cycle, Pfizer's PAC and Political Contributions Report is audited by Bond Bebee, a certified public accounting and advisory firm. The firm's "Report of Independent Auditors" is available in Pfizer's PAC & Corporate Political Contributions Report, January 2009-December 2010 at http://www.pfizer.com/about/corporate_governance/political_action_committee_report.jsp .

Pfizer also requests that trade associations receiving total payments of $100,000 or more from Pfizer in a given year report the portion of Pfizer dues or payments used for expenditures or contributions that, if made directly by Pfizer, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. We are disclosing such information received from our trade associations in this report.

Pfizer has a PAC Steering Committee comprised of eight colleagues who review and approve all PAC and corporate political contributions on a monthly basis. To ensure adequate representation, Steering Committee members represent different divisions within the Pfizer organization. The PAC Steering Committee evaluates candidates on a basis of their views on issues that impact Pfizer and its colleagues. It also takes note of whether Pfizer facilities or colleagues reside in a candidate's district or state. Contributions to candidates are not based on the political preferences or views of any individual colleague within Pfizer. In addition, all PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee for review. The Political Contributions Policy Committee is responsible for governing the Pfizer PAC.

Pfizer does not traditionally make contributions to 527 Issue Organizations such as MoveOn.Org or Swift Boat Veterans. If we were asked to make such a contribution, it would have to be reviewed and approved by the Political Contributions Policy Committee and subsequently disclosed in our semiannual report.

Finally, in light of the Supreme Court decision in the Citizens United case, Pfizer has determined that it will not make any direct independent expenditures, a decision which has been discussed at the executive level as well as with the Corporate Governance Committee of our Board.

Political Contributions Policy Committee

CHAIR
Sally Susman
Executive Vice President
Policy, External Affairs &
Communications

TREASURER
Joseph Gruber
Vice President,
Finance & Business
Operations

SECRETARY
Barbara Bonfiglio
Senior Corporate Counsel
Corporate Governance

Sandra Beaty
Senior Vice President,
Communication & Public Affairs,
Pfizer Animal Health

Ken W. Cole
Senior Vice President,
US Government Relations

Geno Germano
President/General Manager,
Specialty Care & Oncology

Adele Gulfo
Regional President, Latin America
Emerging Markets

Steve Janson
Vice President,
US Government Relations

Doug Lankler
Executive Vice President,
Chief Compliance &
Risk Officer

Matthew Lepore
Corporate Secretary &
Chief Goverance Counsel,
Corporate Governance

Marc Scarduffa
Vice President,
US Government Relations

Pfizer PAC Steering Committee

Christopher Altizer
Senior Vice President,
Human Resources
Madison, NJ

Everett Cunningham
Regional President - Asia,
Established Products
New York, NY

Barbara Dalton
Vice President,
Venture Capital
New York, NY

Kelli Duprey
US Regional President - MW,
Primary Care
New York, NY

Michael Flesher
Director,
Pfizer Medical
New York, NY

John F. Kelly
Vice President,
Strategy & Transitioning Sites, PGS
NewYork, NY

Anne Keys
Senior Director,
Animal Health, Public Affairs
New York, NY

Rod MacKenzie, PH.D.
Senior Vice President,
Worldwide Research
Groton, CT

Pfizer PAC Political Action Committee

Political Contributions Recipien

January 2011 – June 2012

	PARTY	DISTRICT	CORP.	PAC
ALABAMA				
US HOUSE				
Rep. Robert B. Aderholt	R	004		$4,000.00
Rep. Terri A. Sewell	D	007		$4,000.00
ALASKA				
US SENATE				
Sen. Lisa Ann Murkowski **(Up in '16)**	R			$2,000.00
ARIZONA				
US SENATE				
Rep. Jeff Flake	R			$2,500.00
US HOUSE				
Matt Salmon	R	005		$3,000.00
STATE ATTORNEY GENERAL				
AG Tom Horne **(Up in '14)**	R			$800.00
STATE SENATE				
Sen. Sylvia Tenney Allen	R	005		$200.00
Sen. Frank Ronald Antenori	R	010		$200.00
Sen. Nancy K. Barto	R	015		$400.00
Sen. Andy Biggs	R	012		$200.00
Ken Cheuvront	D	024		$200.00
Sen. Adam Driggs	R	028		$200.00
Rep. Steve Farley	D	009		$200.00
Sen. Steve M. Gallardo	D	029		$200.00
Rep. Katie Hobbs	D	024		$100.00
Sen. Lori Klein	R	006		$200.00
Sen. Leah Landrum Taylor	D	027		$100.00
Sen. Linda Lopez	D	002		$400.00
Sen. John McComish	R	018		$200.00
Rep. Nancy McLain	R	005		$400.00
Sen. Albert A. Melvin	R	011		$200.00
Sen. Robert Meza	D	030		$200.00
Sen. Rick Murphy	R	021		$200.00
Russell K. Pearce	R	025		$200.00
Sen. Steve Pierce	R	001		$200.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Michele Reagan	R	023		$200.00
Sen. David Schapira	D	017		$100.00
Sen. Don Shooter	R	013		$200.00
Sen. Kyrsten Sinema	D	015		$200.00
Sen. Steve Smith	R	023		$200.00
Rep. Anna Tovar	D	019		$300.00
Sen. Steven B. Yarbrough	R	017		$200.00
STATE HOUSE				
Rep. Lela Alston	D	024		$100.00
Rep. Kate Brophy McGee	R	028		$200.00
Rep. Chad Campbell	D	024		$424.00
Rep. Heather Carter	R	015		$200.00
Rep. Jeff Dial	R	018		$200.00
Rep. Tom Forese	R	017		$200.00
Rep. Ruben Gallego	D	027		$200.00
Rep. David M. Gowan Sr.	R	014		$100.00
Rep. Rick Gray	R	021		$200.00
Rep. Jack W. Harper	R	004		$200.00
Rep. Matthew G. Heinz	D	029		$200.00
Rep. Russ Jones	R	013		$100.00
Rep. Debbie McCune-Davis	D	030		$400.00
Rep. Javan D. Mesnard	R	017		$200.00
Rep. Eric Meyer	D	028		$400.00
Richard Miranda	D	013		$200.00
Rep. Steve B. Montenegro	R	013		$200.00
Rep. Justin D. Olson	R	025		$200.00
Rep. Justin Pierce	R	025		$200.00
Rep. Terri Proud	R	026		$200.00
Rep. Amanda A. Reeve	R	028		$200.00
Rep. David Burnell Smith	R	015		$200.00
Mike Snitz	D	030		$200.00
Rep. David W. Stevens	R	014		$100.00
Rep. Michelle Ugenti	R	023		$200.00
Rep. Steve Urie	R	022		$100.00
Rep. Janson Theodore Vogt	R	010		$200.00
Rep. Jerry P. Weiers	R	012		$200.00
Rep. Vic Williams	R	026		$200.00
Rep. Kimberly Yee	R	020		$200.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
ARKANSAS				
US SENATE				
Sen. Mark Lunsford Pryor **(Up in '14)** ◘	D			$1,000.00
US HOUSE				
Rep. John Timothy Griffin	R	002		$1,000.00
STATE SENATE				
Sen. Cecile Bledsoe ◘	R	003	$375.00	
Sen. David Burnett	D	022	$375.00	
Sen. Jonathan Dismang	R	028	$375.00	
Sen. Joyce Elliott	D	031	$500.00	
Sen. Missy Thomas Irvin	R	018	$375.00	
Sen. William C. Pritchard	R	007	$375.00	
Sen. Larry R. Teague	D	010	$375.00	
CALIFORNIA				
US SENATE				
Sen. Dianne Feinstein ◘	D			$10,000.00
US HOUSE				
Rep. Karen R. Bass	D	037		$2,000.00
Rep. Howard L. Berman ◘	D	030		$4,500.00
Rep. Brian P. Bilbray	R	052		$5,000.00
Rep. Mary Bono Mack	R	036		$3,000.00
Rep. Susan A. Davis ◘	D	053		$3,000.00
Rep. David T. Dreier	R	026		$1,000.00
Rep. Anna G. Eshoo	D	018		$4,000.00
Rep. Walter Herger Jr.	R	002		$1,000.00
Rep. Michael M. Honda	D	017		$2,000.00
Assm. Jared William Huffman	D	002		$1,000.00
Rep. Darrell Issa	R	049		$2,000.00
Rep. Doris O. Matsui	D	006		$5,500.00
Rep. Kevin McCarthy	R	023		$7,000.00
Rep. Devin G. Nunes	R	022		$1,500.00
Rep. Laura Richardson	D	044		$2,000.00
Rep. Lucille Roybal-Allard	D	040		$1,000.00
Rep. Edward R. Royce	R	039		$400.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Linda T. Sanchez	D	038		$6,500.00
Rep. Loretta L. Sanchez	D	046		$4,000.00
Rep. K. Jacqueline Speier ◘	D	014		$1,000.00
Rep. Michael C. Thompson	D	005		$1,000.00
Rep. Maxine Waters	D	043		$2,000.00
LIEUTENANT GOVERNOR				
Hon. Gavin Newsom **(Up in '14)** ◘	D		$4,000.00	
INSURANCE COMMISSIONER				
Hon. Dave Jones **(Up in '14)** ◘	D		$1,100.00	
STATE CONTROLLER				
John Chiang ◘ O	D		$1,000.00	
STATE SENATE				
Sen. Joel Anderson **(Up in '14)** ◘ O	R	036	$1,000.00	
	R	036	$1,000.00	
Assm. Bill Berryhill	R	005	$1,000.00	
Sen. Ronald S. Calderon O	D	030	$1,900.00	
Sen. Anthony Cannella **(Up in '14)**	R	012	$1,000.00	
Joe Coto	D	015	$750.00	
Sen. Kevin de Leon **(Up in '14)**	D	022	$1,000.00	
Sen. Ted Gaines O	R	001	$1,400.00	
	R	001	$600.00	
Assm. Cathleen Galgiani	D	005	$3,000.00	
Assm. Mary Hayashi **(Up in '14)**	D	018	$2,000.00	
Sen. Ed Hernandez **(Up in '14)**	D	024	$1,500.00	
Assm. Jerry Hill	D	013	$1,000.00	
Jason Hodge	D	019	$1,000.00	
Assm. Jared William Huffman **(Up in '16)**	D	002	$1,000.00	
Assm. Ricardo Lara ◘	D	033	$2,500.00	
Sen. Ted W. Lieu **(Up in '14)**	D	028	$1,000.00	
W Sen. Ted W. Lieu	D	028	$1,000.00	
Sen. Carol Liu	D	025	$1,000.00	
Assm. Fiona Ma **(Up in '14)** ◘	D	008	$2,500.00	
Assm. Tony Mendoza	D	032	$1,000.00	
Assm. William W. Monning	D	017	$1,000.00	
George A. Plescia ◘	R	039	$1,500.00	
Sen. Curren D. Price **(Up in '14)**	D	026	$3,000.00	
Sen. Michael J. Rubio **(Up in '14)**	D	016	$2,500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
W	Sen. Sharon Runner	R	017	$1,000.00	
	Assm. Jose Solorio **(Up in '14)**	D	034	$2,000.00	
	Sen. Tony Strickland	R	019	$1,000.00	
	Sen. Juan C. Vargas O	D	051	$1,500.00	
	Sen. Mimi Walters	R	037	$1,000.00	
	Sen. Lois Wolk ◘	D	003	$1,000.00	
STATE HOUSE					
	John Allard	R	004	$1,000.00	
	Assm. Toni Atkins	D	078	$1,000.00	
	Assm. Marty Block	D	039	$1,000.00	
	Raul Bocanegra	D	039	$3,000.00	
	Ian Calderon	D	057	$1,000.00	
	Thomas M. Calderon	D	058	$1,000.00	
	Assm. Nora Campos	D	027	$1,000.00	
	Assm. Connie Conway	R	026	$1,000.00	
	Assm. Mike Gatto	D	043	$1,000.00	
	Assm. Richard S. Gordon	D	024	$2,000.00	
	Adam Gray ◘	D	021	$2,000.00	
	Assm. Isadore Hall III	D	064	$2,500.00	
	Assm. Roger Hernandez	D	048	$1,000.00	
	Assm. Jerry Hill ◘	D	013	$2,000.00	
	Jason Hodge ◘	D	041	$1,000.00	
	Assm. Ben Hueso O	D	080	$1,000.00	
	Sen. Christine T. Kehoe	D	076	$1,000.00	
	Assm. Ricardo Lara	D	033	$1,000.00	
	Brian Maienschein	R	077	$500.00	
	Assm. Holly J. Mitchell	D	054	$1,000.00	
	Assm. Brian Nestande	R	042	$4,000.00	
	Barbara Ortega	R	008	$1,000.00	
	Assm. Richard Pan	D	009	$4,000.00	
	Assm. Henry T. Perea	D	031	$4,000.00	
	Assm. John A. Perez	D	053	$3,000.00	
	Assm. V. Manuel Perez	D	056	$3,500.00	
	Assm. Nancy Skinner	D	015	$1,500.00	
	Susan Talamantes Eggman ◘	D	013	$1,000.00	
	Assm. Norma J. Torres	D	052	$2,000.00	
	Assm. Bob Wieckowski	D	025	$1,000.00	

W Winner **NP** Non-Partisan O Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
COUNTY SUPERVISOR				
Sen. Gloria Negrete McLeod **(Up in '14)**	D		$1,000.00	
CITY COUNCIL (LA)				
Assm. Felipe Fuentes **(Up in '13)**	D	007	$500.00	
COLORADO				
US SENATE				
Sen. Michael F. Bennet **(Up in '16)** ◘ O	D			$1,000.00
	D			$4,500.00
Sen. Mark E. Udall ◘	D			$1,000.00
US HOUSE				
Rep. Diana L. DeGette ◘	D	001		$3,000.00
Rep. Cory Gardner ◘	R	004		$2,000.00
Rep. Edwin G. Perlmutter	D	007		$2,000.00
CONNECTICUT				
US SENATE				
Sen. Richard Blumenthal ◘ O	D			$5,000.00
US HOUSE				
Rep. Joseph D. Courtney ◘	D	002		$4,500.00
Rep. James A. Himes	D	004		$5,000.00
Rep. John B. Larson	D	001		$10,000.00
DELAWARE				
US SENATE				
Sen. Thomas Richard Carper	D			$6,000.00
Sen. Christopher Andrew Coons **(Up in '14)**	D			$2,500.00
US HOUSE				
Rep. John Charles Carney Jr.	D	001		$4,500.00
GOVERNOR				
Gov. Jack Markell	D		$1,200.00	
LIEUTENANT GOVERNOR				
Hon. Matthew P. Denn	D		$200.00	

W Winner | **NP** Non-Partisan | O Debt Retirement | ◆ Statewide Party Primary | ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE ATTORNEY GENERAL				
AG Joseph R. Biden III **(Up in '14)**	D		$500.00	
STATE SENATE				
Sen. Brian J. Bushweller	D	017	$250.00	
Sen. Margaret Rose Henry	D	002	$250.00	
Rep. Gregory F. Lavelle	R	004	$250.00	
Sen. F. Gary Simpson	R	018	$250.00	
STATE HOUSE				
Rep. Ruth Briggs King	R	037	$200.00	
Rep. Gerald W. Hocker	R	038	$250.00	
Rep. Valerie J. Longhurst	D	015	$250.00	
Rep. Michael J. Ramone	R	021	$250.00	
Rep. Teresa L. Schooley	D	023	$200.00	
Rep. Darryl M. Scott	D	031	$200.00	
Rep. Bryon H. Short	D	007	$250.00	
Rep. Rebecca Walker	D	009	$200.00	
DISTRICT OF COLUMBIA				
CITY COUNCIL (DC)				
Cnclm Yvette Alexander	D	007	$500.00	
Cnclm Muriel Bowser	D	004	$500.00	
Cnclm Michael Brown	D	AT-LARGE	$1,000.00	
Cnclm Jack Evans	D	002	$500.00	
Cnclm Vincent Orange	D	AT-LARGE	$1,000.00	
FLORIDA				
US SENATE				
Sen. Bill Nelson ◘	D			$2,500.00
US HOUSE				
Rep. John L. Mica	R	007		$1,000.00
Rep. Richard B. Nugent	R	011		$2,000.00
Rep. William Steve Southerland II	R	002		$1,000.00
Rep. Clifford B. Stearns	R	003		$1,000.00
Rep. Debbie Wasserman Schultz	D	023		$6,000.00
Rep. Frederica S. Wilson	D	024		$2,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE SENATE				
Sen. Lizbeth Benacquisto	R	030	$500.00	
Sen. Ellyn Setnor Bogdanoff	R	034	$500.00	
Sen. Greg Evers	R	002	$500.00	
Sen. Anitere Flores	R	037	$500.00	
Rep. James C. Frishe	R	022	$500.00	
Rep. Matt Gaetz	R	001	$500.00	
Sen. Rene Garcia	R	038	$500.00	
Sen. Andy Gardiner	R	013	$500.00	
Rep. Denise Grimsley	R	021	$500.00	
Sen. Alan Hays	R	011	$500.00	
Sen. Jack Latvala	R	020	$500.00	
Sen. Joe Negron	R	032	$500.00	
Sen. Jim Norman	R	017	$500.00	
Sen. Stephen M. Oelrich	R	014	$500.00	
Rep. Ron Saunders	D	039	$500.00	
Sen. Eleanor Sobel	D	033	$500.00	
Rep. Kelli Stargel	R	015	$500.00	
STATE HOUSE				
Rep. Larry Ahern	R	066	$500.00	
Rep. Dennis K. Baxley	R	023	$500.00	
Rep. Jason T. Brodeur	R	028	$500.00	
Rep. Marti Coley	R	005	$500.00	
Rep. Richard Corcoran	R	037	$500.00	
Rep. Chris Dorworth	R	029	$500.00	
Rep. Brad Drake	R	005	$500.00	
Rep. Eric Eisnaugle	R	040	$500.00	
Sen. Mike Fasano	R	036	$500.00	
Rep. Bill Hager	R	089	$500.00	
Rep. Gayle B. Harrell	R	083	$500.00	
Rep. Shawn Harrison	R	063	$500.00	
Rep. Doug Holder	R	074	$500.00	
Rep. Ed Hooper	R	067	$500.00	
Rep. Mike Horner	R	042	$500.00	
Rep. Matt Hudson	R	080	$500.00	
Rep. Clay Ingram	R	001	$500.00	
Rep. Mia Jones	D	014	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Ana Rivas Logan	R	116	$500.00	
Rep. Debbie Mayfield	R	054	$500.00	
Rep. Charles McBurney	R	016	$500.00	
Rep. Peter Nehr	R	065	$500.00	
Rep. Jeanette Nunez	R	119	$500.00	
Rep. Jimmy Patronis	R	006	$500.00	
Rep. Ray Pilon	R	072	$500.00	
Rep. Stephen L. Precourt	R	044	$500.00	
Daniel Raulerson	D	058	$500.00	
Rep. Lake Ray	R	012	$500.00	
Rep. Ronald Renuart	R	017	$500.00	
Rep. Robert C. Schenck	R	035	$500.00	
AJ Smith	D	007	$500.00	
Rep. Carlos Trujillo	R	105	$500.00	
Rep. Will W. Weatherford	R	038	$500.00	
Rep. Alan B. Williams	D	008	$500.00	
Rep. John Wood	R	041	$500.00	
GEORGIA				
US HOUSE				
Rep. John Jenkins Barrow ◘	D	012		$5,000.00
Rep. Sanford D. Bishop Jr. ◘	D	002		$1,000.00
Rep. Phil Gingrey ◘	R	011		$6,000.00
Rep. John Thomas Graves	R	014		$1,000.00
Rep. Henry C. Johnson Jr.	D	004		$1,000.00
Rep. Jack Kingston	R	001		$2,000.00
Rep. John R. Lewis	D	005		$1,000.00
Rep. Thomas E. Price M.D. ◘	R	006		$1,000.00
Rep. David Albert Scott	D	013		$1,000.00
GOVERNOR				
Gov. Nathan Deal **(Up in '14)** ◘	R		$5,000.00	
LIEUTENANT GOVERNOR				
Hon. Casey Cagle **(Up in '14)** ◘	R		$1,500.00	
STATE ATTORNEY GENERAL				
AG Samuel S. Olens **(Up in '14)** ◘	R		$4,000.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE SENATE				
Sen. John Albers	R	056	$250.00	
Sen. Donald K. Balfour II	R	009	$2,500.00	
Sen. Charles Jones Bethel	R	054	$500.00	
Sen. Gloria Singleton Butler	D	055	$2,000.00	
Jim B. Butterworth	R	050	$250.00	
Sen. Earl L. B. Carter	R	001	$2,000.00	
Sen. Jason Carter	D	042	$250.00	
Sen. Ronnie Chance	R	016	$250.00	
Sen. William Cowsert	R	046	$500.00	
Sen. Hardie Davis ◘	D	022	$750.00	
Sen. Frank Ginn	R	047	$250.00	
Sen. Greg Goggans	R	007	$1,000.00	
Sen. Tim Golden	R	008	$500.00	
Sen. Steve Gooch	R	051	$500.00	
Sen. Johnny Grant	R	025	$250.00	
Sen. Jack Hill	R	004	$500.00	
Sen. Rick Jeffares	R	017	$1,000.00	
Sen. Emanuel D. Jones	D	010	$500.00	
Sen. William T. Ligon Jr.	R	003	$500.00	
Sen. Barry Loudermilk	R	014	$500.00	
Sen. Joshua Robert McKoon	R	029	$500.00	
Sen. Jack Murphy	R	027	$500.00	
Sen. Nancy Grogan Orrock	D	036	$500.00	
Sen. Ronald Bernard Ramsey Sr.	D	043	$500.00	
Sen. Chip Rogers	R	021	$1,500.00	
Sen. David J. Shafer	R	048	$1,000.00	
Sen. Horacena Tate	D	038	$250.00	
Sen. Renee S. Unterman	R	045	$1,000.00	
STATE HOUSE				
Rep. Stacey Y. Abrams	D	089	$2,500.00	
Rep. Alex Atwood	R	179	$1,000.00	
Rep. George Samuel Brockway	R	102	$500.00	
Rep. John Carson	R	046	$500.00	
Rep. R. M. Mickey Channell	R	120	$1,000.00	
Rep. Mike Cheokas	R	138	$750.00	
Rep. Josh Clark	R	098	$250.00	
Rep. Sharon M. Cooper	R	043	$2,000.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Steve Davis	R	109	$750.00	
Rep. Katie M. Dempsey	R	013	$750.00	
Rep. Pamela Dickerson	D	113	$300.00	
Rep. Elly Dobbs	D	053	$250.00	
Rep. Matt Dollar	R	045	$500.00	
Rep. Karla Lea Drenner	D	085	$250.00	
Rep. Emory Dunahoo Jr.	R	030	$500.00	
Rep. Delvis Dutton	R	157	$750.00	
Rep. Terry England	R	116	$500.00	
Rep. James A. Epps	R	132	$750.00	
Rep. Pat Gardner	D	057	$1,000.00	
Rep. Richard M. Golick	R	040	$500.00	
Rep. Brett Harrell	R	106	$250.00	
Lee Hawkins	R	027	$500.00	
Rep. Keith G. Heard	D	118	$250.00	
Rep. Bill Hembree	R	067	$750.00	
Rep. Michele Henson	D	086	$350.00	
Rep. Carolyn Fleming Hugley	D	136	$500.00	
Rep. Mike Jacobs	R	080	$750.00	
Rep. Jan Jones	R	047	$1,500.00	
Rep. Margaret D. Kaiser	D	059	$300.00	
Rep. Edward H. Lindsey Jr.	R	054	$1,500.00	
Rep. Doug McKillip	R	117	$750.00	
Rep. John Meadows	R	005	$1,000.00	
Rep. Alisha Thomas Morgan	D	039	$500.00	
Rep. Jay Neal	R	002	$500.00	
Rep. Larry O'Neal	R	146	$1,000.00	
Rep. Byung-Jin Pak	R	108	$250.00	
Rep. Elena Parent	D	081	$250.00	
Rep. Larry J. Parrish	R	158	$2,000.00	
Rep. Alan T. Powell ◘	R	032	$750.00	
Rep. David Ralston	R	007	$3,000.00	
Rep. Nikki T. Randall	D	142	$1,250.00	
Rep. Jason Shaw	R	176	$250.00	
Rep. Richard H. Smith	R	134	$500.00	
Rep. Calvin Smyre	D	135	$750.00	
Rep. Mickey Stephens	D	165	$500.00	
Rep. Ben Watson	R	166	$1,000.00	

W Winner　**NP** Non-Partisan　**O** Debt Retirement　◆ Statewide Party Primary　◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Andrew Jackson Welch III	R	110	$500.00	
Rep. Joseph B. Wilkinson ◘	R	052	$500.00	
Rep. Wendell Willard	R	051	$1,000.00	
Rep. Cyril Algernon Williams	D	168	$750.00	
Rep. Bruce Williamson	R	115	$500.00	
CITY COUNCIL (Atlanta)				
Cnclm Ceasar C. Mitchell **(Up in '13)**	D	PRESIDENT	$500.00	
HAWAII				
US SENATE				
Rep. Mazie K. Hirono	D			$2,500.00
GOVERNOR				
Gov. Neil Abercrombie **(Up in '14)**	D		$3,000.00	
LIEUTENANT GOVERNOR				
Hon. Brian Emanuel Schatz **(Up in '14)**	D		$1,000.00	
STATE SENATE				
Sen. Rosalyn H. Baker	D	005	$1,800.00	
Sen. Suzanne Chun Oakland **(Up in '14)**	D	013	$500.00	
Sen. William Espero **(Up in '14)**	D	020	$200.00	
Sen. Joshua B. Green	D	003	$1,900.00	
Sen. David Y. Ige	D	016	$700.00	
Sen. Shan S. Tsutsui **(Up in '14)**	D	004	$500.00	
Sen. Glenn S. Wakai **(Up in '14)**	D	015	$350.00	
STATE HOUSE				
Rep. Robert N. Herkes	D	005	$250.00	
Rep. Joey Manahan	D	029	$100.00	
Rep. Scott Y. Nishimoto	D	021	$300.00	
Blake K. Oshiro	D	033	$350.00	
Rep. Marcus R. Oshiro	D	039	$850.00	
Rep. Ryan I. Yamane	D	037	$1,800.00	
IDAHO				
LIEUTENANT GOVERNOR				
Hon. Brad Little **(Up in '14)**	R		$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE SENATE				
Sen. Joyce M. Broadsword	R	002	$350.00	
Rep. Cherie Buckner-Webb	D	019	$200.00	
Sen. Dean L. Cameron	R	027	$650.00	
Sen. Denton Darrington	R	027	$200.00	
Sen. Bart M. Davis	R	033	$650.00	
Sen. Russell M. Fulcher	R	022	$200.00	
Sen. John W. Goedde	R	004	$200.00	
Rep. Marv Hagedorn	R	014	$300.00	
Sen. Lee Heider	R	024	$400.00	
Sen. Brent Hill	R	034	$650.00	
Sen. Shawn A. Keough	R	001	$300.00	
Todd Lakey	R	012	$200.00	
Sen. Patti Anne Lodge	R	011	$650.00	
John T. McGee	R	010	$350.00	
Sen. John H. Tippets	R	032	$200.00	
STATE HOUSE				
Robert Anderst	R	012	$150.00	
Rep. Clifford R. Bayer	R	021	$150.00	
Rep. Scott C. Bedke	R	027	$650.00	
Rep. Maxine T. Bell	R	025	$200.00	
Rep. Carlos V. Bilbao	R	011	$200.00	
Rep. Max C. Black	R	015	$150.00	
Rep. Lawerence E. Denney	R	009	$350.00	
Rep. Jim Guthrie	R	028	$150.00	
Rep. Janice K. McGeachin	R	032	$350.00	
Rep. Mike Moyle	R	014	$650.00	
Rep. Christina M. Perry	R	011	$300.00	
Rep. Ken A. Roberts	R	008	$650.00	
Rep. John M. Rusche	D	006	$650.00	
Rep. Fred Wood	R	027	$550.00	
Rick Youngblood	R	012	$150.00	
ILLINOIS				
US HOUSE				
Rep. Robert James Dold Jr. ◘	R	010		$1,000.00
Rep. Jesse L. Jackson Jr. ◘	D	002		$2,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Adam Kinzinger ◘	R	016		$10,000.00
Rep. Peter J. Roskam ◘	R	006		$6,000.00
Rep. Aaron Schock	R	018		$8,000.00
Rep. John M. Shimkus	R	015		$4,000.00
GOVERNOR				
Gov. Pat Quinn **(Up in '14)** ◘	D		$3,000.00	
STATE SENATE				
Sen. Pamela J. Althoff	R	032	$500.00	
Rep. Daniel Biss ◘	D	009	$1,000.00	
Sen. James F. Clayborne Jr.	D	057	$1,000.00	
Sen. Annazette R. Collins	D	005	$500.00	
Sen. John J. Cullerton	D	006	$3,000.00	
Sen. William Delgado	D	002	$2,500.00	
Sen. Kirk W. Dillard	R	024	$500.00	
Sen. Gary Forby	D	059	$150.00	
Sen. Michael W. Frerichs	D	052	$250.00	
Sen. William R. Haine	D	056	$1,000.00	
Sen. Don Harmon	D	039	$1,000.00	
Sen. Linda Holmes	D	042	$1,000.00	
Sen. Mattie Hunter	D	003	$2,500.00	
Sen. Michael Jacobs	D	036	$500.00	
Sen. David Koehler	D	046	$500.00	
Sen. Dan Kotowski	D	028	$3,000.00	
Sen. Steven M. Landek	D	012	$500.00	
Sen. Kimberly A. Lightford	D	004	$500.00	
Sen. Edward D. Maloney	D	018	$500.00	
Sen. Iris Y. Martinez	D	020	$1,000.00	
Sen. Antonio Munoz	D	001	$2,000.00	
Sen. Michael Noland	D	022	$500.00	
Sen. Christine Radogno	R	041	$1,500.00	
Sen. Dale A. Righter	R	055	$200.00	
Sen. Heather A. Steans	D	007	$1,750.00	
Sen. Donne E. Trotter	D	017	$1,000.00	
Arthur J. Wilhelmi	D	043	$500.00	
STATE HOUSE				
Rep. Edward J. Acevedo	D	002	$1,000.00	
Rep. Luis Arroyo	D	003	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Patricia R. Bellock	R	047	$500.00	
Rep. Maria Antonia Berrios	D	039	$1,250.00	
Rep. Dan E. Brady	R	105	$500.00	
Rep. Daniel J. Burke	D	001	$500.00	
Rep. Marlow H. Colvin	D	033	$500.00	
Rep. Tom Cross ◪	R	097	$3,000.00	
Rep. Barbara Flynn Currie	D	025	$500.00	
Rep. William Davis	D	030	$1,500.00	
Rep. Kenneth Dunkin	D	005	$500.00	
Rep. Jim Durkin	R	082	$500.00	
Rep. Keith Farnham	D	043	$100.00	
Rep. Sara Feigenholtz	D	012	$2,000.00	
Rep. Mary E. Flowers	D	031	$1,000.00	
Rep. Robyn Gabel	D	018	$1,000.00	
Rep. Jehan A. Gordon	D	092	$1,000.00	
Rep. Gregory Harris	D	013	$1,000.00	
Rep. Elizabeth Hernandez	D	024	$2,000.00	
Constance A. Howard	D	034	$1,000.00	
Rep. Louis I. Lang ◪	D	016	$1,500.00	
Rep. Camille Lilly	D	078	$1,500.00	
Rep. Michael J. Madigan	D	022	$1,500.00	
Robert Martwick	D	019	$500.00	
Rep. Deborah L. Mell	D	040	$500.00	
Rep. Rosemary E. Mulligan	R	055	$500.00	
Rep. JoAnn D. Osmond	R	061	$1,000.00	
Rep. Robert Rita	D	028	$500.00	
Rep. Angelo Saviano	R	077	$1,000.00	
Rep. Timothy L. Schmitz	R	064	$500.00	
Rep. Ed Sullivan Jr.	R	051	$500.00	
Rep. Michael W. Tryon ◪	R	066	$1,500.00	
Rep. Patrick J. Verschoore	D	072	$500.00	
Rep. Jim R. Watson	R	100	$250.00	
Rep. Ann M. Williams	D	011	$1,000.00	
Rep. Michael J. Zalewski	D	023	$750.00	
CITY CLERK (Chicago)				
Susana A. Mendoza	D		$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◪ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
INDIANA				
US SENATE				
Sen. Richard Green Lugar ◘	R			$5,000.00
US HOUSE				
Rep. Andre D. Carson	D	007		$3,500.00
Allan Lucas Messer	R	006		$500.00
Rep. Michael Richard Pence	R	006		$2,500.00
Rep. Theodore Edward Rokita	R	004		$1,000.00
GOVERNOR				
Rep. Michael Richard Pence ◘	R			$1,000.00
STATE ATTORNEY GENERAL				
AG Gregory F. Zoeller ◘	R			$2,500.00
STATE SENATE				
Sen. Vaneta G. Becker	R	050		$500.00
Sen. Luke Kenley	R	020		$500.00
Sen. David C. Long	R	016		$1,500.00
Sen. Patricia L. Miller	R	032		$1,000.00
Sen. Ryan D. Mishler	R	009		$500.00
Sen. Allen E. Paul **(Up in '14)**	R	027		$500.00
Sen. Vi Simpson	D	040		$750.00
STATE HOUSE				
Rep. B. Patrick Bauer	D	006		$750.00
Rep. Brian C. Bosma	R	088		$1,500.00
Rep. Charlie Brown	D	003		$500.00
Rep. Timothy N. Brown	R	041		$500.00
Rep. William A. Crawford	D	098		$500.00
Rep. Ralph M. Foley	R	047		$250.00
Rep. Matthew S. Lehman	R	079		$500.00
Rep. Scott D. Pelath	D	009		$500.00
Rep. P. Eric Turner	R	032		$500.00
Rep. Peggy M. Welch	D	060		$250.00
IOWA				
US SENATE				
Sen. Tom Harkin **(Up in '14)** ◘	D			$2,500.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
US HOUSE				
Rep. Bruce L. Braley	D	001		$3,000.00
Rep. Thomas Latham	R	003		$5,000.00
GOVERNOR				
Gov. Terry Edward Branstad **(Up in '14)** ◘	R			$1,065.00
STATE ATTORNEY GENERAL				
AG Tom Miller **(Up in '14)** ◘	D			$1,500.00
STATE SENATE				
Sen. Merlin Bartz	R	026		$250.00
Sen. Jerry Behn	R	024		$1,000.00
Sen. Rick Bertrand **(Up in '14)**	R	001		$150.00
Sen. Tod R. Bowman **(Up in '14)**	D	013		$100.00
Sen. Jeff Danielson	D	030		$150.00
Sen. Bill C. Dix **(Up in '14)**	R	009		$250.00
Sen. Robert E. Dvorsky **(Up in '14)**	D	015		$250.00
Sen. Eugene Fraise	D	046		$250.00
Sen. Michael E. Gronstal	D	008		$2,000.00
Sen. Tom Hancock	D	016		$100.00
Sen. Jack Hatch **(Up in '14)**	D	017		$750.00
Sen. Robert M. Hogg **(Up in '14)**	D	033		$700.00
Sen. David Johnson **(Up in '14)**	R	003		$500.00
Sen. Tim Kapucian	R	020		$150.00
Sen. Steve Kettering	R	026		$150.00
Sen. Matt McCoy **(Up in '14)**	D	031		$250.00
Rep. Janet A. Petersen	D	018		$250.00
Sen. Amanda Ragan **(Up in '14)**	D	027		$1,000.00
Sen. Pat Ward	R	022		$250.00
Rep. Nathan Willems	D	048		$250.00
STATE HOUSE				
Rep. Ako Abdul-Samad	D	035		$250.00
Rep. Richard Anderson	R	097		$150.00
Rep. Peter Cownie	R	042		$250.00
Rep. Joel Fry	R	027		$150.00
Rep. Chris Hagenow	R	043		$250.00
Rep. David E. Heaton	R	084		$750.00
Rep. Lisa Heddens	D	046		$500.00
Rep. Bruce L. Hunter	D	034		$500.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Kevin Koester	R	038		$250.00
Rep. Kevin M. McCarthy	D	033		$1,500.00
Rep. Linda J. Miller	R	094		$1,000.00
Rep. Tyler Olson	D	065		$250.00
Rep. Kraig Paulsen	R	067		$1,500.00
Rep. J. Scott Raecker	R	063		$250.00
Rep. Renee Schulte	R	066		$500.00
Rep. Mark D. Smith	D	071		$500.00
Rep. Annette Sweeney	R	050		$150.00
Rep. Linda L. Upmeyer	R	054		$2,000.00
Rep. Nick Wagner	R	068		$150.00
Rep. Beth Wessel-Kroeschell ◘	D	045		$150.00
Rep. Nathan Willems	D	048		$200.00
KANSAS				
US SENATE				
Sen. Jerry Moran **(Up in '16)** ◘	R			$1,000.00
Sen. Pat Roberts **(Up in '14)** ◘	R			$7,500.00
US HOUSE				
Rep. Michael Richard Pompeo	R	004		$500.00
Rep. Kevin W. Yoder ◘	R	003		$4,000.00
STATE ATTORNEY GENERAL				
AG Derek Schmidt **(Up in '14)** ◘	R		$2,000.00	
STATE SENATE				
Rep. Anthony R. Brown	R	003	$250.00	
Rep. Jim Denning	R	008	$250.00	
Sen. Jay Scott Emler	R	035	$250.00	
Sen. Terrie W. Huntington	R	007	$250.00	
Sen. Laura Kelly	D	018	$250.00	
Sen. Kelly Kultala	D	005	$250.00	
Sen. Carolyn McGinn	R	031	$250.00	
Sen. Mike Petersen	R	028	$250.00	
Sen. Vicki Schmidt	R	020	$500.00	
Sen. Ruth Teichman	R	033	$250.00	
Sen. Susan Wagle	R	030	$250.00	
STATE HOUSE				
Rep. Barbara W. Ballard	D	044	$250.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Bob Bethell	R	113	$250.00	
Rep. J. David Crum	R	077	$250.00	
Rep. Marvin Kleeb	R	048	$250.00	
Rep. Brenda K. Landwehr	R	092	$250.00	
Rep. Trent LeDoux	R	061	$250.00	
Rep. Peggy Long Mast	R	076	$250.00	
Rep. Kelly Meigs	R	023	$250.00	
Rep. Michael R. O'Neal	R	104	$250.00	
Rep. Marc Rhoades	R	072	$250.00	
Rep. Arlen Siegfreid	R	121	$250.00	
Rep. Jene Vickrey	R	006	$250.00	
KENTUCKY				
US SENATE				
Sen. Mitch McConnell **(Up in '14)**	R			$5,000.00
US HOUSE				
Geoffrey C. Davis	R	004		$4,500.00
Rep. S. Brett Guthrie	R	002		$6,000.00
Rep. Edward Whitfield	R	001		$4,500.00
GOVERNOR				
W Gov. Steven L. Beshear	D			$2,000.00
W Sen. David L. Williams	R			$1,000.00
STATE SENATE				
Sen. David P. Givens	R	009		$250.00
Sen. John Schickel	R	011		$250.00
Sen. Robert Stivers	R	025		$500.00
Sen. Damon Thayer	R	017		$250.00
STATE HOUSE				
Rep. Larry Clark	D	046		$1,000.00
Rep. Addia Kathryn Wuchner	R	066		$250.00
LOUISIANA				
US SENATE				
Sen. Mary L. Landrieu **(Up in '14)**	D			$2,500.00
US HOUSE				
Rep. Charles W. Boustany Jr.	R	003		$3,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
	Rep. William Cassidy	R	006		$2,500.00
	Rep. Cedric Richmond	D	002		$2,500.00
	Rep. Stephen J. Scalise	R	001		$3,000.00
STATE SENATE					
W	Sen. Robert Adley	R	036	$500.00	
W	Sen. John A. Alario Jr.	R	008	$1,000.00	
	Sen. R.L. Allain **(Up in '15)**	R	021	$200.00	
W	Sen. Jody Amedee	D	018	$500.00	
W	Sen. Conrad Appel	R	009	$500.00	
W	Sen. Sharon Weston Broome	D	015	$500.00	
W	Sen. Sherri Smith Buffington	R	038	$1,000.00	
W	Sen. Dan Claitor	R	016	$500.00	
W	Sen. Patrick Page Cortez	R	023	$250.00	
W	Sen. A. G. Crowe	R	001	$500.00	
W	Sen. Jack Donahue	R	011	$500.00	
W	Sen. Dale M. Erdey	R	013	$500.00	
W	Sen. Richard Gallot Jr.	D	029	$500.00	
W	Sen. Elbert Lee Guillory	D	024	$500.00	
W	Sen. David R. Heitmeier	D	007	$1,000.00	
	Lydia Patrice Jackson	D	039	$1,000.00	
	Sen. Ronnie Johns **(Up in '15)**	R	027	$200.00	
W	Sen. Robert W. Kostelka	R	035	$500.00	
W	Sen. Eric LaFleur	D	028	$500.00	
W	Sen. Gerald Long	R	031	$500.00	
W	Sen. Daniel R. Martiny	R	010	$1,000.00	
W	Sen. Fred H. Mills Jr.	D	022	$1,000.00	
W	Sen. Jean-Paul J. Morrell	D	003	$1,000.00	
W	Sen. Dan W. Morrish	R	025	$500.00	
W	Sen. Edwin R. Murray	D	004	$1,000.00	
W	Sen. Ben W. Nevers	D	012	$500.00	
	Sen. Barrow Peacock **(Up in '15)**	R	037	$200.00	
W	Sen. Jonathan W. Perry	R	026	$500.00	
W	Sen. Neil Riser	R	032	$500.00	
	Jane H. Smith	R	037	$250.00	
W	Sen. Gary L. Smith Jr.	D	019	$250.00	
	Sen. John R. Smith	R	030	$500.00	
W	Sen. Francis Thompson	D	034	$500.00	
W	Sen. Mike Walsworth	R	033	$500.00	

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
	Sen. Rick Ward III **(Up in '15)**	D	017	$200.00	
W	Sen. Mack A. White Jr.	R	006	$250.00	
STATE HOUSE					
W	Rep. Neil C. Abramson	D	098	$250.00	
	Rep. Bryan Adams **(Up in '15)**	R	085	$200.00	
W	Rep. John F. Anders	D	021	$250.00	
W	Rep. James K. Armes III	D	030	$250.00	
W	Rep. Jeffrey J. Arnold	D	102	$300.00	
W	Rep. Austin J. Badon Jr.	D	100	$250.00	
W	Rep. Taylor F. Barras	R	048	$250.00	
W	Rep. Regina Ashford Barrow	D	029	$500.00	
	Rep. John A. Berthelot **(Up in '15)**	R	088	$200.00	
W	Rep. Robert E. Billiot	D	083	$250.00	
	Rep. Stuart J. Bishop **(Up in '15)**	R	043	$200.00	
W	Rep. Wesley T. Bishop	D	099	$250.00	
W	Rep. Jared Brossett	D	097	$750.00	
W	Rep. Richard T. Burford	R	007	$250.00	
W	Rep. Henry L. Burns	R	009	$250.00	
	Rep. Timothy G. Burns	R	089	$250.00	
W	Rep. Roy A. Burrell	D	002	$250.00	
W	Rep. Thomas G. Carmody Jr.	R	006	$250.00	
W	Rep. Stephen F. Carter	R	068	$250.00	
W	Rep. Simone B. Champagne	D	049	$250.00	
	Billy R. Chandler	D	022	$250.00	
W	Rep. Charles R. Chaney	D	019	$250.00	
W	Rep. Patrick Connick	R	084	$250.00	
W	Rep. George Gregory Cromer	R	090	$250.00	
W	Rep. Herbert B. Dixon	D	026	$250.00	
W	Rep. Gordon E. Dove Sr.	R	052	$250.00	
W	Rep. John Bel Edwards	D	072	$500.00	
W	Rep. James Roy Fannin	D	013	$250.00	
W	Rep. Franklin J. Foil	R	070	$250.00	
W	Rep. A.B. Franklin	D	034	$250.00	
W	Rep. Brett F. Geymann	R	035	$250.00	
W	Rep. Hunter V. Greene	R	066	$250.00	
W	Rep. John E. Guinn	R	037	$250.00	
	Rep. Lance Harris **(Up in '15)**	R	025	$200.00	
W	Rep. Joe Harrison	R	051	$250.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
W	Rep. Lowell Chris Hazel	R	027	$250.00	
W	Rep. Cameron Henry	R	082	$250.00	
W	Rep. Bob Hensgens	R	047	$250.00	
W	Rep. Dorothy Sue Hill	D	032	$250.00	
	Rep. Valarie Hodges **(Up in '15)**	R	064	$200.00	
W	Rep. Frank A. Hoffmann	R	015	$250.00	
	Rep. Paul Hollis **(Up in '15)**	R	104	$200.00	
W	Rep. Dalton W. Honore	D	063	$250.00	
W	Rep. Mike Huval	R	046	$250.00	
	Rep. Katrina Jackson **(Up in '15)**	D	016	$150.00	
W	Rep. Edward C. James	D	101	$500.00	
	Rep. Patrick O. Jefferson **(Up in '15)**	D	011	$200.00	
W	Rep. Sam Jones	D	050	$250.00	
W	Rep. Charles E. Kleckley	R	036	$500.00	
W	Rep. Eddie J. Lambert	R	059	$250.00	
W	Rep. Nancy R. Landry	R	031	$250.00	
W	Rep. H. Bernard LeBas	D	038	$500.00	
W	Rep. Walt Leger III	D	091	$500.00	
W	Rep. Anthony V. Ligi Jr.	R	079	$250.00	
	Samuel P. Little	R	014	$250.00	
W	Rep. Joseph P. Lopinto III	R	080	$250.00	
	Rep. Sherman Q. Mack **(Up in '15)**	R	095	$200.00	
	Eric Martin	I	096	$2,500.00	
W	Rep. Jack Montoucet	D	042	$250.00	
W	Rep. James H. Morris	R	001	$250.00	
W	Rep. Barbara M. Norton	D	003	$250.00	
	Rickey L. Nowlin	R	023	$250.00	
W	Rep. J. Kevin Pearson	R	076	$250.00	
W	Rep. Erich E. Ponti	R	069	$500.00	
W	Rep. J. Rogers Pope	R	071	$250.00	
W	Rep. Stephen E. Pugh	R	073	$250.00	
	Rep. Steven E. Pylant **(Up in '15)**	R	020	$200.00	
W	Rep. Harold L. Ritchie	D	075	$250.00	
W	Rep. Joel C. Robideaux	I	045	$500.00	
W	Rep. John M. Schroder Sr.	R	077	$250.00	
W	Rep. Alan Seabaugh	R	005	$250.00	
W	Rep. Scott M. Simon	R	074	$250.00	
W	Rep. Patricia Haynes Smith	D	067	$250.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
W	Rep. Karen St. Germain	D	060	$250.00	
W	Rep. Kirk Talbot	R	078	$250.00	
W	Rep. Major Thibaut Jr.	D	018	$250.00	
W	Rep. Ledricka Johnson Thierry	D	040	$250.00	
	Rep. Jeff Thompson **(Up in '15)**	R	008	$200.00	
W	Rep. Patrick C. Williams	D	004	$250.00	
W	Rep. Thomas P. Willmott	R	092	$250.00	
	MAINE				
	US SENATE				
	Sen. Susan Margaret Collins **(Up in '14)**	R			$2,000.00
	Sen. Olympia Jean Snowe	R			$3,000.00
	US HOUSE				
	Rep. Michael H. Michaud	D	002		$2,000.00
	MARYLAND				
	US SENATE				
	Sen. Benjamin L. Cardin ◘	D			$6,500.00
	US HOUSE				
	Rep. Elijah E. Cummings	D	007		$2,000.00
	Rep. Steny H. Hoyer ◘	D	005		$10,000.00
	STATE ATTORNEY GENERAL				
	AG Douglas F. Gansler **(Up in '14)** ◘	D			$1,000.00
	STATE HOUSE				
	Del. Talmadge Branch **(Up in '14)**	D	045		$75.00
	Del. Dan K. Morhaim **(Up in '14)**	D	011		$75.00
	Del. Shirley Nathan-Pulliam **(Up in '14)**	D	010		$75.00
	Del. Joseline A. Pena-Melnyk **(Up in '14)** ◘	D	021		$75.00
	Del. Shawn Z. Tarrant **(Up in '14)**	D	040		$1,200.00
	MASSACHUSETTS				
	US SENATE				
	Sen. Scott Philip Brown ◘	R			$8,000.00
	US HOUSE				
	Rep. Michael Everett Capuano	D	007		$3,500.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. William Richard Keating	D	009		$2,000.00
Rep. Richard Edmund Neal	D	001		$4,500.00
Rep. Nicola S. Tsongas	D	003		$5,000.00
MICHIGAN				
US SENATE				
Sen. Deborah Stabenow ◘	D			$7,500.00
US HOUSE				
Rep. Dave Camp	R	004		$10,000.00
Rep. Hansen Clarke	D	014		$1,000.00
Rep. John Conyers Jr.	D	013		$1,000.00
Rep. John D. Dingell	D	012		$3,500.00
Rep. Sander M. Levin ◘	D	009		$3,000.00
Thaddeus G. McCotter	R	011		$1,000.00
Rep. Gary C. Peters	D	014		$6,000.00
Rep. Mike Rogers	R	008		$4,250.00
Rep. Fredrick Stephen Upton ◘	R	006		$10,000.00
STATE ATTORNEY GENERAL				
AG Bill Schuette **(Up in '14)** ◘	R			$1,000.00
STATE SENATE				
Sen. Jack Brandenburg **(Up in '14)**	R	011		$500.00
Sen. Patrick J. Colbeck **(Up in '14)**	R	007		$300.00
Sen. Dave Hildenbrand **(Up in '14)**	R	029		$1,000.00
Sen. Joe Hune **(Up in '14)**	R	022		$250.00
Sen. Bert Johnson **(Up in '14)**	D	002		$300.00
Sen. Roger Kahn **(Up in '14)**	R	032		$500.00
Sen. James Marleau **(Up in '14)** ◘	R	012		$1,000.00
Sen. John Moolenaar **(Up in '14)**	R	036		$1,000.00
Sen. Tonya Schuitmaker **(Up in '14)** ◘	R	020		$250.00
STATE HOUSE				
Rep. James Bolger ◘	R	063		$250.00
Rep. Mike Callton	R	087		$300.00
Rep. Kevin Cotter	R	099		$250.00
Rep. Gail Haines	R	043		$1,000.00
Rep. Matthew Lori	R	059		$250.00
Rep. Lisa Posthumus Lyons	R	086		$500.00
Rep. Sean McCann ◘	D	060		$750.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Margaret O'Brien ◘	R	061		$500.00
Rep. Peter Pettalia	R	106		$100.00
Rep. Roy Schmidt	R	076		$300.00
Andy Schor	D	068		$500.00
Rep. Kate Segal	D	062		$300.00
Sam Singh	D	069		$500.00
MINNESOTA				
US HOUSE				
Rep. Erik Paulsen ◘	R	003		$3,500.00
Rep. Collin C. Peterson	D	007		$2,000.00
MISSISSIPPI				
US SENATE				
Sen. Roger Frederick Wicker	R			$1,000.00
US HOUSE				
Rep. Patrick Alan Nunnelee	R	001		$1,000.00
Rep. Bennie G. Thompson	D	002		$9,500.00
GOVERNOR				
W Gov. Phil Bryant	R		$1,000.00	$10,000.00
LIEUTENANT GOVERNOR				
William Gardner Hewes III	R		$1,000.00	
W Hon. Tate Reeves	R		$1,000.00	
STATE ATTORNEY GENERAL				
W AG James Matthew Hood	D			$500.00
INSURANCE COMMISSIONER				
W Hon. Mike Chaney	R		500.00	
STATE SENATE				
W Sen. Terry W. Brown	R	017	$500.00	
W Sen. Hob Bryan	D	007	$500.00	
W Sen. Terry Clark Burton	R	031	$500.00	
W Sen. Fredie Videt Carmichael	R	033	$500.00	
W Sen. Eugene S. Clarke	R	022	$500.00	
Robert M. Dearing	D	037	$500.00	
W Sen. Joey Fillingane	R	041	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
W	Sen. Merle Flowers	R	019	$500.00	
W	Sen. Hillman Terome Frazier	D	027	$500.00	
W	Sen. Alice Varnado Harden	D	028	$500.00	
W	Sen. W. Briggs Hopson III	R	023	$500.00	
W	Sen. John A. Horhn	D	026	$500.00	
W	Sen. Gary Jackson	R	015	$500.00	
W	Sen. Murrell Dean Kirby	R	030	$500.00	
W	Sen. Perry Lee	R	035	$500.00	
W	Sen. Chris McDaniel	R	042	$500.00	
W	Sen. Willie Lee Simmons	D	013	$500.00	
STATE HOUSE					
	Sidney W. Bondurant M.D.	D	024	$500.00	
W	Rep. Billy Frank Broomfield	D	110	$500.00	
W	Rep. Cecil C. Brown	D	066	$500.00	
W	Rep. Mary H. Coleman	D	065	$500.00	
	Dirk D. Dedeaux	D	093	$500.00	
W	Rep. William C. Denny Jr.	R	064	$500.00	
W	Rep. Tyrone Ellis	D	038	$500.00	
W	Rep. George Flaggs Jr.	D	055	$500.00	
W	Rep. Mark S. Formby	R	108	$500.00	
W	Rep. Herbert D. Frierson	R	106	$500.00	
W	Rep. Philip Gunn	R	056	$500.00	
W	Rep. Eugene Forrest Hamilton	R	006	$500.00	
W	Rep. Daniel Stephen Holland	D	016	$500.00	
W	Rep. Bobby B. Howell	R	046	$500.00	
	Roger G. Ishee	R	118	$500.00	
W	Rep. Kevin McGee	R	059	$250.00	
W	Rep. Robert W. Moak	D	053	$500.00	
	Diane C. Peranich	D	121	$500.00	
W	Rep. Omeria McDonald Scott	D	080	$500.00	
W	Rep. Jeffery C. Smith	D	039	$500.00	
W	Rep. Johnny W. Stringer	D	087	$500.00	
W	Rep. Joseph L. Warren	D	090	$500.00	
W	Rep. Percy W. Watson	D	103	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
MISSOURI				
US SENATE				
Rep. W. Todd Akin ◘	R			$2,000.00
Sen. Roy D. Blunt **(Up in '16)** ◘	R			$1,000.00
Sen. Claire Conner McCaskill ◘	D			$7,500.00
US HOUSE				
Rep. William Lacy Clay Jr. ◘	D	001		$1,000.00
Rep. Emanuel Cleaver II	D	005		$1,500.00
GOVERNOR				
Gov. Jeremiah W. Nixon ◘	D		$25,000.00	
STATE ATTORNEY GENERAL				
AG Chris Koster ◘	D		$7,500.00	
STATE TREASURER				
Hon. Clint Zweifel ◘	D		$500.00	
STATE SENATE				
Rep. Ellen Brandom	R	027	$1,000.00	
Sen. Dan W. Brown **(Up in '14)**	R	016	$1,000.00	
Sen. Shalonn Curls	D	009	$1,500.00	
Sen. Tom Dempsey	R	023	$1,500.00	
Sen. Mike Kehoe **(Up in '14)**	R	006	$1,000.00	
Paul LeVota	D	011	$1,000.00	
Sen. Brian Munzlinger **(Up in '14)** ◘	R	018	$1,000.00	
Sen. Mike Parson **(Up in '14)**	R	028	$500.00	
Sen. Ronald F. Richard **(Up in '14)**	R	032	$1,000.00	
Sen. Scott T. Rupp **(Up in '14)**	R	002	$750.00	
Rep. David Sater	R	029	$750.00	
Sen. Robert Schaaf **(Up in '14)** ◘	R	034	$1,000.00	
Sen. Kurt U. Schaefer	R	019	$6,750.00	
Sen. Eric S. Schmitt	R	015	$750.00	
Rep. Ryan Silvey	R	017	$1,000.00	
Regina Walsh	D	013	$1,000.00	
STATE HOUSE				
Rep. Sue Allen	R	100	$750.00	
Rep. Mike Bernskoetter	R	059	$500.00	
Rep. Chris Carter	D	076	$500.00	
Rep. Mike Colona	D	080	$750.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. John J. Diehl Jr.	R	089	$750.00	
Rep. Tom Flanigan	R	163	$900.00	
Rep. Diane Franklin	R	123	$500.00	
Rep. Marsha Haefner	R	095	$500.00	
Rep. Penny V. Hubbard	D	078	$500.00	
Rep. Caleb Jones	R	050	$1,000.00	
Rep. Timothy W. Jones	R	110	$2,000.00	
Rep. Chris Kelly	D	045	$1,000.00	
Rep. Bill Lant	R	159	$350.00	
Rep. Donna Lichtenegger	R	146	$500.00	
Rep. Tracy McCreery	D	087	$350.00	
Rep. Mark A. Parkinson	R	105	$500.00	
Rep. Todd Richardson	R	152	$500.00	
Rep. Shane Schoeller	R	139	$1,000.00	
Rep. Scott Sifton	D	096	$350.00	
Rep. Mike Talboy	D	024	$1,000.00	
Rep. Anne Zerr	R	065	$750.00	
COUNTY EXECUTIVE (Jackson)				
Exec. Mike Sanders **(Up in '14)**	D		$500.00	
MONTANA				
US SENATE				
Sen. Max S. Baucus **(Up in '14)**	D			$6,500.00
Sen. Jon Tester	D			$9,000.00
US HOUSE				
Rep. Dennis Rehberg	R	001		$5,000.00
GOVERNOR				
AG Steve Bullock ◆	D			$320.00
Rick Hill ◆	R			$320.00
STATE ATTORNEY GENERAL				
AG Steve Bullock	D			$300.00
INSURANCE COMMISSIONER				
Hon. Monica J. Lindeen	D			$310.00
STATE SENATE				
Rep. Robyn Driscoll	D	026		$160.00
Sen. Christine Kaufmann	D	041		$160.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Clifford G. Larsen	D	050		$160.00
Sen. Bruce Tutvedt	R	003		$160.00
STATE HOUSE				
Rep. Tom Berry	R	045		$160.00
Rep. Ron Ehli	R	088		$160.00
Rep. Chuck Hunter	D	079		$160.00
Rep. Steve Lavin	R	008		$160.00
Rep. William L. McChesney	D	040		$160.00
Rep. Jon C. Sesso	D	076		$160.00
NEBRASKA				
US SENATE				
AG Jon C. Bruning ◘	R			$5,000.00
US HOUSE				
Rep. Jeff Fortenberry ◘	R	001		$1,000.00
Rep. Adrian M. Smith	R	003		$3,500.00
Rep. Lee Terry	R	002		$500.00
GOVERNOR				
Hon. Rick Sheehy **(Up in '14)** ◘	R		$1,000.00	
STATE SENATE				
Sen. Dave Bloomfield	NP	017	$100.00	
Sen. Kathy Campbell	R	025	$500.00	
Sen. Mark Christensen **(Up in '14)**	R	044	$100.00	
Sen. Colby Coash	R	027	$250.00	
Sen. Tanya Cook	D	013	$300.00	
Sen. Brenda J. Council	D	011	$300.00	
Sen. Mike Flood	R	019	$500.00	
Sen. Mike Gloor	R	035	$500.00	
Sen. Galen Hadley	NP	037	$300.00	
Sen. Burke Harr **(Up in '14)**	NP	008	$300.00	
Sara Howard	D	009	$100.00	
Sen. Charlie Janssen	R	015	$250.00	
Sen. Robert Krist **(Up in '14)**	R	010	$400.00	
Sen. Tyson Larson **(Up in '14)**	R	040	$250.00	
Sen. Scott Lautenbaugh **(Up in '14)**	R	018	$100.00	
Sen. Beau McCoy	NP	039	$500.00	
Sen. Heath Mello	D	005	$300.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
John Murante	R	049	$100.00	
Sen. Jeremiah Nordquist	D	007	$300.00	
Sen. Scott Price	R	003	$400.00	
Sen. Ken Schilz	R	047	$250.00	
Sen. Kate Sullivan	R	041	$300.00	
Acela Turco	R	031	$100.00	
Dennis Utter	R	033	$300.00	
NEVADA				
US SENATE				
Sen. Harry M. Reid **(Up in '16)** ◘	D			$2,500.00
GOVERNOR				
Gov. Brian Sandoval **(Up in '14)** ◘	R		$3,000.00	
STATE SENATE				
Assm. Kelvin D. Atkinson	D	004	$1,500.00	
Sen. Gregory Brower	R	015	$1,500.00	
Sen. Moises Denis **(Up in '14)**	D	002	$2,000.00	
Assm. Peter J. Goicoechea	R	002	$2,000.00	
Assm. Scott Thomas Hammond	R	018	$1,000.00	
Sen. Joseph Paul Hardy M.D. **(Up in '14)**	R	012	$2,000.00	
Sen. Ben Kieckhefer **(Up in '14)** ◘	R	016	$1,500.00	
Sen. David R. Parks	D	007	$1,500.00	
Sen. Michael Roberson **(Up in '14)**	R	020	$2,000.00	
Assm. Debbie Smith	D	013	$2,000.00	
STATE HOUSE				
Assm. Irene Bustamante Adams	D	042	$1,000.00	
Assm. David Bobzien	D	024	$1,000.00	
Assm. Maggie Carlton	D	014	$1,000.00	
Assm. Marcus Conklin	D	037	$2,000.00	
Assm. Lucy Flores	D	028	$1,000.00	
Assm. Jason Frierson	D	008	$1,000.00	
Assm. Cresent Leo Hardy	R	019	$1,000.00	
Assm. Pat Hickey ◘	R	025	$1,500.00	
Assm. William C. Horne	D	034	$1,500.00	
Assm. Marilyn K. Kirkpatrick	D	001	$1,500.00	
Assm. April Mastroluca	D	029	$2,000.00	
Assm. James Ohrenschall	D	012	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Assm. Lynn D. Stewart	R	022	$1,000.00	
NEW HAMPSHIRE				
US HOUSE				
Rep. Charles F. Bass	R	002		$5,000.00
STATE SENATE				
Sen. John S. Barnes Jr.	R	017	$250.00	
Sen. David R. Boutin	R	016	$250.00	
Sen. Joseph E. Bradley III	R	003	$500.00	
Sen. Peter E. Bragdon	R	011	$500.00	
Sen. Sharon M. Carson	R	014	$500.00	
Sen. Thomas H. DeBlois	R	018	$500.00	
Sen. Jeanie L. Forrester	R	002	$250.00	
Sen. James R. Forsythe	R	004	$250.00	
Sen. John T. Gallus	R	001	$250.00	
Sen. Molly M. Kelly	D	010	$500.00	
Sen. Gary E. Lambert	R	013	$500.00	
Sen. Jim Luther	R	012	$250.00	
Sen. Charles W. Morse	R	022	$500.00	
Sen. Bob Odell	R	008	$250.00	
Sen. Russell Edward Prescott	R	023	$250.00	
Sen. James B. Rausch	R	019	$250.00	
Andy Sanborn	R	009	$500.00	
Sen. Nancy F. Stiles	R	024	$500.00	
STATE HOUSE				
Rep. William L. O'Brien	R	037	$250.00	
NEW JERSEY				
US SENATE				
Sen. Robert Menendez ▶	D			$6,500.00
US HOUSE				
Rep. Rodney P. Frelinghuysen ▶	R	011		$2,500.00
Rep. Rush Dew Holt Jr. ▶	D	012		$6,000.00
Rep. Leonard Lance ▶	R•	007		$6,000.00
Rep. Frank Pallone Jr.	D	006		$4,500.00
Rep. William J. Pascrell Jr.	D	009		$2,500.00

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ▶ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
	Rep. Steven R. Rothman	D	009		$2,500.00
	Rep. Albio Sires	D	008		$2,000.00
STATE SENATE					
	Sen. Christopher Bateman **(Up in '13)** ◘	R	016	$300.00	
W	Sen. Christopher Bateman ◘	R	016	$500.00	
W	Sen. Jennifer Beck	R	012	$800.00	
	Sen. Anthony R. Bucco **(Up in '13)**	R	025	$500.00	
W	Sen. Anthony R. Bucco	R	025	$850.00	
W	Sen. Barbara Buono	D	018	$1,500.00	
	Sen. Richard J. Codey **(Up in '13)** ◘	D	027	$500.00	
W	Sen. Richard J. Codey ◘	D	027	$1,000.00	
	Sen. Michael J. Doherty **(Up in '13)** ◘	R	023	$500.00	
W	Sen. Nia H. Gill	D	034	$500.00	
W	Sen. Robert M. Gordon	D	038	$500.00	
W	Sen. Linda R. Greenstein	D	014	$500.00	
	Sen. Thomas H. Kean Jr. **(Up in '13)**	R	021	$500.00	
W	Sen. Thomas H. Kean Jr.	R	021	$1,000.00	
W	Sen. Joseph M. Kyrillos Jr.	R	013	$1,000.00	
	Sen. Raymond J. Lesniak **(Up in '13)**	D	020	$500.00	
W	Sen. Raymond J. Lesniak	D	020	$500.00	
W	Sen. Steven V. Oroho	R	024	$500.00	
W	Sen. Joseph Pennacchio D.D.S. ◘	R	026	$350.00	
W	Sen. Nellie Pou	D	035	$500.00	
	Sen. Paul A. Sarlo **(Up in '13)**	D	036	$500.00	
W	Sen. Paul A. Sarlo	D	036	$1,500.00	
W	Sen. Stephen M. Sweeney	D	003	$1,000.00	
	Sen. Joseph F. Vitale **(Up in '13)**	D	019	$500.00	
W	Sen. Joseph F. Vitale	D	019	$1,000.00	
	Sen. Loretta Weinberg **(Up in '13)**	D	037	$500.00	
W	Sen. Loretta Weinberg	D	037	$1,000.00	
W	Sen. James Whelan	D	002	$500.00	
STATE HOUSE					
W	Assm. Mary Pat Angelini	R	011	$250.00	
	Assm. Peter J. Barnes III **(Up in '13)**	D	018	$250.00	
W	Assm. Peter J. Barnes III	D	018	$250.00	
	Assm. Daniel R. Benson **(Up in '13)**	D	014	$250.00	
W	Assm. Daniel R. Benson	D	014	$500.00	
	Peter J. Biondi ◘	R	016	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
	Assm. Jon M. Bramnick **(Up in '13)**	R	021	$500.00	
W	Assm. Jon M. Bramnick	R	021	$1,000.00	
	Assm. Anthony M. Bucco **(Up in '13)**	R	025	$250.00	
W	Assm. Anthony M. Bucco	R	025	$250.00	
	Assm. John J. Burzichelli **(Up in '13)**	D	003	$250.00	
W	Assm. John J. Burzichelli	D	003	$250.00	
	Assm. Herbert Conaway **(Up in '13)**	D	007	$500.00	
W	Assm. Herbert Conaway	D	007	$1,500.00	
	Assm. Joseph Cryan **(Up in '13)**	D	020	$500.00	
W	Assm. Joseph Cryan	D	020	$1,000.00	
	Alex DeCroce ◘	R	026	$1,500.00	
	Assm. Betty Lou Decroce **(Up in '13)** ◘	R	026	$250.00	
	Assm. Louis D. Greenwald **(Up in '13)**	D	006	$500.00	
W	Assm. Louis D. Greenwald	D	006	$1,000.00	
	Assm. Mila M. Jasey **(Up in '13)** ◘	D	027	$500.00	
W	Assm. Mila M. Jasey ◘	D	027	$500.00	
W	Assm. Gordon M. Johnson	D	037	$500.00	
	Assm. Pamela Rosen Lampitt **(Up in '13)**	D	006	$500.00	
W	Assm. Pamela Rosen Lampitt	D	006	$500.00	
	Assm. John F. McKeon **(Up in '13)** ◘	D	027	$500.00	
W	Assm. John F. McKeon ◘	D	027	$500.00	
	Assm. Nancy F. Munoz **(Up in '13)**	R	021	$350.00	
W	Assm. Nancy F. Munoz	R	021	$1,000.00	
	Assm. Sheila Y. Oliver **(Up in '13)**	D	034	$500.00	
W	Assm. Sheila Y. Oliver	D	034	$1,000.00	
W	Assm. Declan O'Scanlon Jr.	R	012	$750.00	
	Assm. Vincent Prieto **(Up in '13)**	D	032	$500.00	
W	Assm. Vincent Prieto	D	032	$500.00	
W	Assm. Annette Quijano	D	020	$250.00	
	Assm. Gary Schaer **(Up in '13)**	D	036	$500.00	
W	Assm. Gary Schaer	D	036	$1,000.00	
	Assm. Troy Singleton **(Up in '13)**	D	007	$350.00	
W	Assm. Troy Singleton	D	007	$500.00	
W	Assm. Concetta Wagner	D	038	$500.00	
W	Assm. Jay Webber ◘	R	026	$500.00	
	Assm. John S. Wisniewski **(Up in '13)**	D	019	$500.00	
W	Assm. John S. Wisniewski	D	019	$1,000.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
COUNTY COUNCIL (Morris)				
Margaret Nordstrom	R		$150.00	
MAYOR (Newark)				
Mayor Cory A. Booker	D		$5,000.00	
NEW MEXICO				
US SENATE				
Rep. Martin Heinrich	D			$5,000.00
US HOUSE				
Rep. Ben Ray Lujan	D	003		$3,000.00
STATE ATTORNEY GENERAL				
AG Gary Kenneth King O	D		$1,000.00	
STATE SENATE				
Sen. William F. Burt	R	040	$250.00	
Rep. Joseph Cervantes	D	031	$750.00	
Sen. Tim Eichenberg	D	015	$500.00	
Sen. Phil A. Griego	D	039	$1,250.00	
Sen. Clinton D. Harden Jr.	R	007	$250.00	
Sen. Stuart Ingle	R	027	$1,000.00	
Sen. Timothy Z. Jennings	D	032	$1,000.00	
Sen. Richard C. Martinez	D	005	$1,250.00	
Sen. George K. Munoz	D	004	$250.00	
Sen. Steven P. Neville	R	002	$500.00	
Sen. Mary Kay Papen	D	038	$500.00	
Sen. William H. Payne	R	020	$500.00	
Sen. John Christopher Ryan	R	010	$500.00	
Sen. John M. Sapien	D	009	$1,500.00	
Sen. William E. Sharer	R	001	$500.00	
Sen. John Arthur Smith	D	035	$750.00	
STATE HOUSE				
Rep. Eliseo Alcon	D	006	$250.00	
Rep. Gail C. Chasey	D	018	$500.00	
Rep. Anna M. Crook	R	064	$250.00	
Doreen Gallegos	D	052	$250.00	
Rep. James W. Hall	R	043	$250.00	
Rep. Yvette Herrell	R	051	$250.00	

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Dona G. Irwin	D	032	$250.00	
Rep. Sandra D. Jeff	D	005	$250.00	
Rep. Debbie A. Rodella	D	041	$500.00	
Rep. Henry Kiki Saavedra	D	010	$500.00	
Rep. Mimi Stewart	D	021	$500.00	
Rep. Thomas C. Taylor	R	001	$2,000.00	
Rep. Bob Wooley	R	066	$250.00	
NEW YORK				
US SENATE				
Sen. Kirsten Elizabeth Gillibrand ◘	D			$10,000.00
US HOUSE				
Rep. Timothy H. Bishop	D	001		$1,000.00
Rep. Yvette Diana Clarke	D	009		$2,500.00
Rep. Joseph Crowley ◘	D	014		$5,000.00
Rep. Eliot L. Engel	D	016		$3,000.00
Rep. Michael G. Grimm O	R	013		$2,500.00
	R	013		$2,500.00
Rep. Nan Alison Sutter Hayworth ◘	R	018		$1,800.00
Rep. Kathleen C. Hochul	D	027		$1,000.00
Rep. Steve J. Israel	D	003		$3,500.00
Rep. Carolyn B. Maloney	D	012		$1,000.00
Rep. Carolyn McCarthy	D	004		$5,000.00
Rep. Gregory W. Meeks	D	005		$2,500.00
Rep. William L. Owens	D	021		$4,000.00
Rep. Paul D. Tonko	D	020		$1,000.00
Rep. Edolphus Towns ◘	D	010		$3,500.00
W Assm. David I. Weprin	D	009		$1,000.00
GOVERNOR				
Gov. Andrew Mark Cuomo **(Up in '14)** ◘	D		$2,000.00	$2,500.00
STATE ATTORNEY GENERAL				
AG Eric T. Schneiderman **(Up in '14)** ◘	D			$5,000.00
STATE TREASURER				
Hon. Thomas P. DiNapoli **(Up in '14)** ◘	D			$1,000.00
STATE SENATE				
Sen. James S. Alesi	R	055		$1,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Neil D. Breslin	D	044		$1,000.00
Sen. David S. Carlucci ◘	D	038		$1,500.00
Sen. John A. DeFrancisco	R	050		$2,000.00
Sen. Martin Malave Dilan	D	018		$1,000.00
Sen. Thomas K. Duane	D	027		$2,000.00
Sen. Adriano Espaillat	D	031		$500.00
Sen. John J. Flanagan Jr.	R	002		$1,500.00
Sen. Charles J. Fuschillo Jr.	R	008		$1,000.00
Sen. Michael N. Gianaris	D	012		$1,500.00
Sen. Joseph A. Griffo	R	047		$500.00
Sen. Mark J. Grisanti	R	060		$500.00
Sen. Kemp Hannon	R	006		$3,000.00
Sen. Timothy M. Kennedy	D	063		$500.00
Sen. Jeffrey D. Klein	D	034		$2,000.00
Sen. Andrew J. Lanza	R	024		$500.00
Sen. William J. Larkin Jr.	R	039		$1,000.00
Assm. George S. Latimer	D	037		$500.00
Sen. Thomas W. Libous	R	052		$2,000.00
Assm. Guillermo Linares	D	031		$500.00
Sen. Elizabeth O'Connor Little ◘	R	045		$1,500.00
Sen. George D. Maziarz	R	062		$1,000.00
Sen. Roy J. McDonald	R	043		$1,000.00
Sen. Suzi Oppenheimer	D	037		$500.00
Sen. Jose R. Peralta	D	013		$800.00
Sen. J. Gustavo Rivera	D	033		$500.00
Sen. Joseph E. Robach	R	056		$1,000.00
Sen. Stephen M. Saland	R	041		$1,500.00
Sen. John Llewllyn Sampson	D	019		$3,000.00
Sen. James L. Seward	R	051		$1,500.00
Sen. Dean G. Skelos	R	009	$2,000.00	$4,000.00
Sen. Malcolm A. Smith	D	014		$500.00
Sen. Andrea Stewart-Cousins	D	035		$800.00
Sen. David J. Valesky	D	053		$1,500.00
Sen. Catharine M. Young	R	057		$2,000.00
STATE HOUSE				
Assm. Peter J. Abbate Jr.	D	049		$1,000.00
Assm. Jeffrion L. Aubry	D	035		$1,200.00
Assm. Edward C. Braunstein	D	026		$500.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Assm. James F. Brennan	D	044		$1,500.00
Assm. Anthony J. Brindisi	D	119		$300.00
Assm. Alec Brook-Krasny	D	046		$800.00
Assm. Kevin A. Cahill	D	103		$500.00
Assm. Karim Camara	D	043		$2,500.00
Assm. Ronald J. Canestrari	D	106		$500.00
Assm. Nelson L. Castro	D	086		$250.00
Assm. William Colton	D	047		$500.00
Assm. Michael J. Cusick	D	063		$500.00
Assm. Steven H. Cymbrowitz	D	045		$500.00
Assm. Jeffrey Dinowitz	D	081		$1,000.00
Assm. Janet L. Duprey	R	115		$900.00
Assm. Rafael L. Espinal Jr	D	054		$500.00
Assm. Herman D. Farrell Jr.	D	071		$3,000.00
Assm. Vanessa L. Gibson	D	077		$500.00
Assm. Phillip Goldfeder	D	023		$800.00
Assm. Richard N. Gottfried	D	075		$500.00
Assm. Aileen M. Gunther	D	098		$1,500.00
Assm. Carl E. Heastie	D	083		$1,000.00
Assm. Andrew D. Hevesi	D	028		$500.00
Assm. Rhoda S. Jacobs	D	042		$500.00
Assm. Ellen C. Jaffee	D	097		$1,500.00
Assm. Brian P. Kavanagh ◘	D	074		$300.00
Assm. Micah Z. Kellner	D	076		$750.00
Assm. Brian M. Kolb	R	129		$1,500.00
Assm. Charles D. Lavine	D	013		$1,000.00
Assm. Joseph R. Lentol ◘	D	050		$1,500.00
Assm. Alan N. Maisel	D	059		$250.00
Assm. Grace Meng	D	022		$500.00
Assm. Joan L. Millman	D	052		$1,000.00
Assm. Joseph D. Morelle	D	136		$1,500.00
Assm. Francisco P. Moya	D	039		$800.00
Assm. Catherine T. Nolan	D	037		$1,000.00
Assm. Felix W. Ortiz	D	051		$2,000.00
Assm. Crystal D. Peoples-Stokes	D	141		$500.00
Assm. N. Nick Perry	D	058		$1,000.00
Assm. James Gary Pretlow	D	089		$300.00
Assm. Dan Quart	D	073		$1,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Assm. Naomi Rivera	D	080		$1,000.00
Assm. Peter M. Rivera	D	076		$2,000.00
Assm. Robin Schimminger	D	140		$1,000.00
Assm. Sheldon Silver	D	065	$1,000.00	$3,000.00
Assm. Michael Simanowitz	D	027		$300.00
Assm. Aravella Simotas	D	036		$800.00
Michael J. Spano	D	093		$300.00
Assm. Matthew J. Titone	D	061		$1,000.00
Assm. Michele R. Titus	D	031		$300.00
Assm. Louis Tobacco	R	062		$1,500.00
Assm. Helene E. Weinstein	D	041		$1,000.00
Assm. Keith L. T. Wright	D	070		$1,000.00
Assm. Kenneth Paul Zebrowski	D	096		$1,500.00
BOROUGH PRESIDENT (NYC)				
Hon. Ruben Diaz **(Up in '13)**	D			$1,250.00
MAYOR (Yonkers)				
Michael J. Spano	D			$300.00
CITY COUNCIL (NYC)				
Cnclm Erik Martin Dilan **(Up in '13)**	D	037		$250.00
Cnclm Mathieu Eugene **(Up in '13)**	D	040		$500.00
Cnclm Julissa Ferreras **(Up in '13)**	D	021		$500.00
Cnclm Letitia James **(Up in '13)**	D	035		$250.00
Cnclm Jessica Lappin **(Up in '13)**	D	005		$500.00
Cnclm Stephen Levin **(Up in '13)**	D	003		$500.00
Cnclm Christine Quinn **(Up in '13)**	D	003		$3,500.00
Cnclm Diana L. Reyna **(Up in '13)**	D	034		$250.00
Cnclm Albert M. Vann **(Up in '13)**	D	036		$500.00
Cnclm Mark S. Weprin **(Up in '13)**	D	023		$500.00
NORTH CAROLINA				
US SENATE				
Sen. Kay R. Hagan **(Up in '14)** ◘	D			$5,000.00
US HOUSE				
Rep. G. K. Butterfield	D	001		$6,500.00
Rep. Renee Jacisin Ellmers ◘	R	002		$2,000.00
Rep. Lawrence Webb Kissell	D	008		$1,000.00
Rep. Patrick Timothy McHenry	R	010		$1,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Mike McIntyre ◘	D	007		$1,000.00
Rep. Sue Wilkins Myrick	R	009		$1,000.00
Rep. David E. Price ◘	D	004		$2,000.00
Rep. Heath Shuler	D	011		$1,000.00
Rep. Melvin L. Watt	D	012		$1,000.00
LABOR COMMISSIONER				
Marlowe Foster ◘	D			$4,000.00
STATE SENATE				
Sen. Thomas M. Apodaca	R	048		$1,500.00
Sen. Philip Edward Berger	R	026		$2,500.00
Sen. Stanley Walker Bingham	R	033		$500.00
Sen. Andrew Coley Brock	R	034		$1,500.00
Sen. Harry Brown	R	006		$1,500.00
Sen. Linda Garrou	D	032		$500.00
Sen. Neal Hunt	R	015		$1,000.00
Sen. Martin Luther Nesbitt Jr	D	049		$500.00
Sen. William R. Purcell	D	025		$500.00
Sen. Richard Stevens	R	017		$1,000.00
STATE HOUSE				
Rep. Marilyn Avila	R	040		$1,000.00
Rep. William Dale Brisson	D	022		$500.00
Harold J. Brubaker	R	078		$1,000.00
Rep. Justin Phillip Burr	R	067		$1,000.00
Rep. Joseph Nelson Dollar	R	036		$1,500.00
Rep. Beverly Miller Earle	D	101		$500.00
Rep. Joe Hackney	D	054		$500.00
Rep. Timothy Keith Moore	R	111		$1,000.00
Rep. Thomas O. Murry	R	041		$1,000.00
Rep. Paul Stam	R	037		$1,000.00
Rep. Thomas Tillis	R	098		$2,500.00
NORTH DAKOTA				
US SENATE				
Rep. Rick Berg ◆	R			$2,500.00
Sen. John H. Hoeven ◆	R			$2,500.00
GOVERNOR				
Gov. Jack Dalrymple	R			$3,700.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
INSURANCE COMMISSIONER				
Hon. Adam Hamm	R			$200.00
STATE SENATE				
Sen. John M. Andrist	R	002		$200.00
Sen. Ron Carlisle	R	030		$100.00
Sen. Dick Dever	R	032		$200.00
Sen. Jerry Klein	R	014		$200.00
Sen. Karen K. Krebsbach	R	040		$100.00
Sen. Philip M. Murphy	D	020		$200.00
Sen. George Nodland	R	036		$100.00
Sen. David P. O'Connell	D	006		$200.00
Sen. Larry J. Robinson	D	024		$100.00
Sen. Mac Schneider	D	042		$200.00
Sen. Gerald Uglem **(Up in '14)**	R	019		$100.00
Sen. John M. Warner	D	004		$100.00
STATE HOUSE				
Rep. Dick Anderson **(Up in '14)**	R	006		$100.00
Rep. Larry Bellew	R	038		$100.00
Rep. Donald L. Clark	R	044		$100.00
Rep. Tom Conklin	D	004		$200.00
Rep. Charles Damschen	R	010		$100.00
Rep. Jeff Delzer	R	008		$200.00
Rep. Mark A. Dosch	R	032		$100.00
Rep. Richard Holman	D	020		$200.00
Rep. Jim Kasper	R	046		$100.00
Rep. Jerome Kelsh	D	026		$100.00
Rep. Robert Kilichowski	D	019		$200.00
Rep. Lisa Meier	R	032		$100.00
Rep. Shirley Meyer	D	036		$100.00
Rep. Mike Nathe	R	030		$100.00
Rep. Kenton Onstad	D	004		$100.00
Rep. Todd K. Porter	R	034		$200.00
Rep. Dan J. Ruby	R	038		$100.00
Rep. Mike Schatz	R	036		$100.00
Rep. Bob Skarphol	R	002		$100.00
Rep. Blair Thoreson	R	044		$100.00
Rep. Robin Weisz	R	014		$200.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
OHIO				
US SENATE				
Hon. Josh Mandel ◘	R			$1,000.00
Sen. Rob Portman **(Up in '16)** ◘	R			$1,000.00
US HOUSE				
Rep. John A. Boehner ◘	R	008		$10,000.00
Rep. Marcia L. Fudge ◘	D	011		$2,000.00
Rep. James Jordan	R	004		$1,000.00
Rep. Robert E. Latta	R	005		$2,000.00
Rep. Steve Stivers	R	015		$2,000.00
Rep. Patrick J. Tiberi	R	012		$6,500.00
STATE SENATE				
Sen. Kevin Bacon **(Up in '14)**	R	003		$550.00
Sen. Troy Balderson	R	020		$350.00
Sen. Bill Beagle **(Up in '14)**	R	005		$350.00
Sen. David Burke	R	026		$700.00
Sen. William P. Coley II ◘	R	004		$250.00
David T. Daniels **(Up in '14)**	R	017		$500.00
Sen. John Eklund	R	018		$350.00
Sen. Keith L. Faber	R	012		$1,975.00
Sen. Lou Gentile	D	030		$250.00
Sen. Cliff Hite **(Up in '14)**	R	001		$350.00
Sen. Jim Hughes	R	016		$250.00
Sen. Shannon Jones **(Up in '14)** ◘	R	007		$1,100.00
Sen. Kris Jordan **(Up in '14)**	R	019		$250.00
Sen. Eric Kearney **(Up in '14)**	D	009		$500.00
Sen. Peggy Lehner	R	006		$650.00
Sen. Tom Niehaus	R	014		$1,500.00
Sen. Larry Obhof	R	022		$250.00
Sen. W. Scott Oelslager **(Up in '14)**	R	029		$1,000.00
Sen. Thomas F. Patton	R	024		$1,000.00
Sen. Thomas Sawyer	D	028		$600.00
Sen. Joe Schiavoni **(Up in '14)**	D	033		$500.00
Sen. William F. Seitz	R	008		$350.00
Sen. Shirley A. Smith **(Up in '14)**	D	021		$250.00
Jimmy Stewart	R	020		$500.00
Sen. Charleta B. Tavares **(Up in '14)**	D	015		$250.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Nina Turner **(Up in '14)** ◘	D	025		$250.00
Sen. Mark Wagoner	R	002		$250.00
Sen. Chris Widener	R	010		$2,750.00
Jason H. Wilson	D	030		$350.00
STATE HOUSE				
Rep. John Adams	R	085		$850.00
Rep. Richard N. Adams	R	080		$250.00
Rep. Ron Amstutz	R	001		$1,600.00
Rep. Marlene Anielski	R	006		$250.00
Rep. Nicki J. Antonio	D	013		$200.00
Rep. John E. Barnes Jr.	D	012		$250.00
Rep. William G. Batchelder	R	069		$2,975.00
Rep. Peter A. Beck	R	054		$250.00
Rep. Louis W. Blessing Jr.	R	029		$1,250.00
Rep. Armond Budish	D	008		$1,000.00
Rep. Jim Butler	R	041		$350.00
John A. Carey Jr.	R	087		$300.00
Rep. John Patrick Carney	D	022		$500.00
Rep. Kathleen Clyde	D	068		$250.00
Rep. Timothy S. Derickson	R	053		$550.00
Rep. Denise Driehaus	D	031		$250.00
Rep. Mike Duffey	R	021		$600.00
Rep. Lorraine M. Fende	D	062		$250.00
Rep. Mike Foley	D	014		$250.00
Rep. Randy Gardner	R	002		$1,000.00
Rep. Anne Gonzales	R	019		$500.00
Rep. Bruce W. Goodwin	R	074		$350.00
Rep. Jay Goyal	D	002		$500.00
Rep. Cheryl L. Grossman	R	023		$850.00
Rep. Robert Hackett	R	074		$250.00
Rep. Robert F. Hagan	D	058		$450.00
Rep. David Hall	R	070		$500.00
Rep. Jay Hottinger	R	071		$750.00
Rep. Matt Huffman	R	004		$1,000.00
Rep. Terry Johnson	R	090		$500.00
Rep. Thomas B.J. Letson	D	064		$250.00
Rep. Matt Lundy ◘	D	055		$250.00
Rep. Ron Maag	R	062		$250.00

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Jeffrey A. McClain	R	087		$750.00
Rep. Ross W. McGregor	R	079		$750.00
Rep. Craig Newbold	R	005		$250.00
Rep. Debbie Phillips	D	094		$600.00
Rep. Dan Ramos	D	056		$250.00
Rep. Kristina Roegner	R	037		$250.00
Rep. Cliff Rosenberger	R	091		$250.00
Rep. J. Kirk Schuring	R	048		$600.00
Rep. Barbara R. Sears	R	047		$850.00
Rep. Stephen D. Slesnick	D	049		$250.00
Rep. Robert Sprague	R	083		$250.00
Rep. Gerald L. Stebelton	R	077		$250.00
Rep. Michael Stinziano	D	018		$250.00
Rep. Vernon Sykes	D	034		$400.00
Rep. Matthew A. Szollosi	D	046		$900.00
Rep. Lynn R. Wachtmann	R	081		$500.00
W. Carlton Weddington	D	027		$250.00
STATE SUPREME COURT				
Robert R. Cupp ◘	R			$2,500.00
Hon. Terrence O'Donnell ◘	R			$2,500.00
OKLAHOMA				
US HOUSE				
Rep. Frank D. Lucas	R	003		$1,000.00
Rep. John A. Sullivan	R	001		$1,000.00
STATE HOUSE				
Rep. Colby Schwartz	R	043		$2,500.00
OREGON				
US HOUSE				
Rep. Suzanne Bonamici	D	001		$2,000.00
Rep. Kurt Schrader	D	005		$10,000.00
Rep. Greg P. Walden	R	002		$6,000.00
STATE ATTORNEY GENERAL				
Dwight Holton	D		$2,500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE SENATE				
Herman Baertschiger	R	002	$1,000.00	
Sen. Alan C. Bates **(Up in '14)**	D	003	$2,000.00	
Sen. Peter Courtney **(Up in '14)**	D	011	$1,000.00	
Sen. Richard Devlin **(Up in '14)**	D	019	$1,000.00	
Sen. Ted Ferrioli	R	030	$1,000.00	
Sen. Larry George **(Up in '14)**	R	013	$1,000.00	
Sen. Fred Girod	R	009	$3,000.00	
Sen. Mark D. Hass	D	014	$1,000.00	
Sen. Elizabeth Johnson **(Up in '14)**	D	016	$3,000.00	
Tim R. Knopp	R	027	$1,000.00	
Sen. Jeff Kruse	R	001	$1,000.00	
Sen. Laurie Monnes Anderson	D	025	$1,000.00	
Sen. Frank Morse **(Up in '14)**	R	008	$1,000.00	
Sen. David Nelson	R	029	$1,000.00	
Sen. Alan R. Olsen **(Up in '14)**	R	020	$1,000.00	
Sen. Charles William Thomsen **(Up in '14)**	R	026	$2,000.00	
Sen. Joanne Verger	D	005	$1,000.00	
Sen. Jackie Winters **(Up in '14)**	R	010	$1,000.00	
STATE HOUSE				
Rep. Peter Buckley	D	005	$1,000.00	
Rep. Kevin Cameron	R	019	$5,500.00	
Rep. Jason Conger	R	054	$2,500.00	
Rep. Margaret Doherty	D	035	$1,000.00	
Rep. Tim J. Freeman	R	002	$4,000.00	
Rep. Chris Garrett	D	038	$1,000.00	
Rep. Vic Gilliam	R	018	$1,000.00	
Rep. Bruce L. Hanna	R	007	$6,000.00	
Rep. Val Hoyle	D	014	$1,000.00	
Rep. John E. Huffman	R	059	$1,000.00	
Rep. Bill Kennemer	R	039	$1,500.00	
Rep. Alissa Keny-Guyer	D	046	$1,000.00	
Rep. Tina Kotek	D	044	$1,000.00	
Rep. Shawn Lindsay	R	030	$1,000.00	
Rep. Greg Matthews	D	050	$2,000.00	
Rep. Michael R. McLane	R	055	$500.00	
Rep. Andy Olson	R	015	$2,000.00	
Rep. Julie Parrish	R	037	$1,500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Dennis Richardson	R	004	$1,000.00	
Rep. Mike Schaufler	D	048	$2,000.00	
Rep. Patrick Sheehan	R	051	$2,500.00	
Rep. Jim Thompson	R	023	$1,000.00	
Rep. Matthew Wand	R	049	$2,000.00	
Rep. Jim Weidner	R	024	$500.00	
Rep. Gene Whisnant	R	053	$1,000.00	
PENNSYLVANIA				
US SENATE				
Sen. Robert P. Casey Jr ▣	D			$7,000.00
US HOUSE				
Rep. Jason Altmire	D	012		$5,000.00
Rep. Mark S. Critz	D	012		$1,000.00
Rep. Charles W. Dent	R	015		$2,000.00
Rep. Michael G. Fitzpatrick	R	008		$1,000.00
Rep. James W. Gerlach ▣	R	006		$4,500.00
Rep. Timothy Holden	D	017		$2,000.00
Rep. Thomas Anthony Marino	R	010		$1,000.00
Rep. Patrick L. Meehan ▣	R	007		$6,000.00
Rep. Timothy F. Murphy	R	018		$2,000.00
Rep. Joseph R. Pitts ▣	R	016		$2,500.00
Rep. Allyson Y. Schwartz	D	013		$4,500.00
GOVERNOR				
Gov. Tom Corbett **(Up in '14)** ▣	R			$4,500.00
STATE ATTORNEY GENERAL				
David Freed ▣	R			$5,000.00
STATE SENATE				
Sen. Jacob D. Corman III **(Up in '14)**	R	034		$2,000.00
Sen. Jay Costa Jr.	D	043		$1,000.00
Sen. Andrew E. Dinniman ▣	D	019		$1,000.00
Sen. Edwin B. Erickson **(Up in '14)** ▣	R	026		$250.00
Sen. Stewart J. Greenleaf **(Up in '14)**	R	012		$500.00
Sen. Vincent J. Hughes	D	007		$750.00
Sen. Shirley M. Kitchen	D	003		$500.00
Sen. Bob Mensch **(Up in '14)**	R	024		$250.00
Sen. Dominic F. Pileggi	R	009		$2,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ▣ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
John R. Pippy	R	037		$250.00
Sen. John C. Rafferty Jr. **(Up in '14)**	R	044		$1,000.00
Sen. Joseph B. Scarnati III	R	025		$2,000.00
Sen. Michael J. Stack III	D	005		$500.00
Sen. Patricia H. Vance ◘	R	031		$1,000.00
Sen. Kim L. Ward	R	039		$1,000.00
Sen. Donald C. White	R	041		$1,000.00
STATE HOUSE				
Rep. William F. Adolph Jr.	R	165		$1,000.00
Rep. Matthew E. Baker	R	068		$1,000.00
Rep. Stephen L. Bloom ◘	R	199		$250.00
Rep. Bryan Cutler	R	100		$500.00
Rep. Anthony M. DeLuca	D	032		$700.00
Rep. Frank Dermody	D	033		$1,000.00
Rep. Dan B. Frankel	D	023		$500.00
Rep. Seth M. Grove	R	196		$200.00
Rep. Warren Kampf	R	157		$500.00
Rep. Jennifer L. Mann	D	132		$500.00
Rep. Joseph F. Markosek	D	025		$350.00
Rep. Nicholas A. Micozzie	R	163		$1,000.00
Rep. Donna Oberlander	R	063		$250.00
Rep. Scott A. Petri	R	178		$500.00
Rep. Dave Reed	R	062		$1,500.00
Rep. Matthew H. Smith	D	042		$1,000.00
Rep. Samuel H. Smith	R	066		$3,000.00
Rep. Marcy Toepel	R	147		$500.00
Rep. Michael Turzai	R	028		$1,500.00
Rep. Mike Vereb ◘	R	150		$1,000.00
PUERTO RICO				
US HOUSE				
Rep. Pedro R. Pierluisi ◘	D	001		$4,500.00
RHODE ISLAND				
US SENATE				
Sen. Sheldon Whitehouse ◘	D			$10,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
SOUTH CAROLINA				
US HOUSE				
Rep. James E. Clyburn	D	006		$10,000.00
Rep. Timothy Eugene Scott	R	001		$1,000.00
STATE SENATE				
Rep. Kevin L. Johnson	D	036	$1,000.00	
Sen. Larry A. Martin	R	002	$1,000.00	
STATE HOUSE				
Rep. Terry Alexander	D	059	$500.00	
Rep. Carl L. Anderson	D	103	$1,000.00	
Rep. Michael A. Anthony	D	042	$1,000.00	
Rep. Joan B. Brady	R	078	$1,000.00	
Rep. Laurie Slade Funderburk	D	052	$1,000.00	
Rep. Mia Butler Garrick	D	079	$750.00	
Rep. Robert W. Harrell Jr.	R	114	$1,000.00	
Rep. William G. Herbkersman	R	118	$1,000.00	
Rep. Harry B. Limehouse III	R	110	$1,000.00	
Rep. David J. Mack III	D	109	$500.00	
Rep. Joseph H. Neal	D	070	$1,000.00	
Rep. Lewis E. Pinson	R	013	$250.00	
Rep. William E. Sandifer III	R	002	$1,000.00	
Rep. G. Murrell Smith Jr.	R	067	$1,000.00	
Rep. W. Brian White	R	006	$1,000.00	
SOUTH DAKOTA				
US HOUSE				
Rep. Kristi Lynn Noem	R	001		$1,500.00
STATE ATTORNEY GENERAL				
AG Marty J. Jackley **(Up in '14)**	R			$1,250.00
STATE SENATE				
Sen. Jason Frerichs	D	001		$250.00
Sen. Shantel Krebs	R	010		$250.00
Sen. Thomas R. Nelson	R	031		$250.00
Rep. Tad Perry	R	024		$200.00
Sen. Deb M. Peters	R	009		$250.00
Rep. Valentine Bryce Rausch	R	004		$250.00

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Timothy A. Rave	R	025		$250.00
Sen. Craig Tieszen	R	034		$200.00
STATE HOUSE				
Rep. Kristin A. Conzet	R	032		$250.00
Mary Duvall	R	024		$150.00
Rep. Peggy Anne Gibson	D	022		$250.00
Rep. Brian Gosch	R	032		$250.00
Rep. David Lust	R	034		$250.00
Mark Mickelson	R	013		$150.00
Tim G. Rounds	R	024		$200.00
Rep. Hal G. Wick O	R	012		$100.00
	R	012		$200.00
TENNESSEE				
US SENATE				
Sen. Lamar Alexander **(Up in '14)** ◘	R			
contribution from KingPAC				*$2,150.00*
Sen. Bob Corker ◘	R			$5,000.00
contribution from KingPAC				*$4,000.00*
US HOUSE				
Rep. Diane Black O	R	006		$2,500.00
	R	006		$2,000.00
Rep. Marsha Blackburn	R	007		$5,000.00
Rep. Scott Eugene DesJarlais	R	004		$1,000.00
Rep. Stephen Lee Fincher	R	008		$1,000.00
STATE SENATE				
Steve Dickerson	R	020	$500.00	
Sen. Becky Duncan Massey	R	006		$1,000.00
Sen. Jack Johnson **(Up in '14)**	R	023		$1,000.00
Sen. Brian Kelsey **(Up in '14)** ◘	R	031		$1,000.00
Sen. Bill Ketron **(Up in '14)**	R	013		$1,000.00
Rep. Frank S. Niceley	R	008	$500.00	
Sen. Mark S. Norris	R	032		$2,000.00
Sen. Doug Overbey ◘	R	002	$1,000.00	$1,000.00
Marilyn Roddy	R	006		$500.00
Sen. Jim Tracy	R	014	$1,000.00	
Sen. Ken Yager	R	012		$1,000.00

W Winner **NP** Non-Partisan O Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE HOUSE				
Rep. Joseph E. Armstrong	D	015	$500.00	$500.00
Rep. Glen Casada	R	063	$500.00	$1,000.00
Rep. Linda Elam	R	057		$1,000.00
Rep. Joshua G. Evans	R	066	$500.00	$1,000.00
Rep. Jeremy Faison	R	011		$1,000.00
Rep. Jim Gotto	R	060		$1,000.00
Rep. Michael Harrison	R	009		$1,000.00
Rep. Matthew Hill	R	007		$1,000.00
Rep. Julia Cheyanne Hurley	R	032		$500.00
Rep. Debra Young Maggart	R	045	$1,000.00	
Rep. Gerald McCormick	R	026		$1,500.00
Rep. Steve K. McDaniel	R	072		$1,500.00
Rep. Richard Montgomery	R	012	$500.00	
Rep. Mark Pody	R	046		$1,000.00
Rep. Dennis Powers	R	036		$1,000.00
Rep. Charles Michael Sargent Jr.	R	061	$500.00	$2,000.00
Rep. Cameron Sexton	R	025		$1,000.00
Rep. David A. Shepard	D	069		$500.00
Rep. Mike Sparks	R	049		$500.00
Rep. Michael L. Turner	D	051	$500.00	
Kenny Young	R	065		$500.00
TEXAS				
US SENATE				
Hon. David Dewhurst ◘	R			$5,000.00
US HOUSE				
Rep. Kevin Brady	R	008		$2,000.00
Rep. Michael Clifton Burgess ◘	R	026		$3,500.00
Rep. John R. Carter	R	031		$1,000.00
Rep. Charles A. Gonzalez	D	020		$3,500.00
Rep. Raymond Eugene Green	D	029		$1,000.00
Rep. Samuel Robert Johnson	R	003		$1,000.00
Rep. Peter Graham Olson	R	022		$1,000.00
Rep. Peter Anderson Sessions	R	032		$6,000.00
Rep. Lamar Seeligson Smith	R	021		$1,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
LIEUTENANT GOVERNOR				
Todd Staples **(Up in '14)** ◘	R			$2,500.00
STATE ATTORNEY GENERAL				
AG Greg Abbott **(Up in '14)** ◘	R			$6,000.00
STATE SENATE				
Sen. Robert L. Duncan	R	028		$1,000.00
Sen. Craig L. Estes	R	030		$1,000.00
Sen. Juan Hinojosa	D	020		$500.00
Sen. Jane Nelson	R	012		$2,500.00
Sen. Robert Nichols	R	003		$1,000.00
Rep. Ken Paxton	R	008		$1,000.00
Rep. Charles Schwertner	R	005		$1,000.00
Sen. Kelton G. Seliger	R	031		$1,000.00
Rep. Larry Taylor	R	011		$2,000.00
Sen. Carlos I. Uresti	D	019		$1,000.00
Sen. Thomas Williams	R	004		$2,000.00
Sen. Judith Zaffirini	D	021		$1,000.00
STATE HOUSE				
Rep. Alma A. Allen	D	131		$500.00
Cecil Bell	R	003		$500.00
Rep. Dwayne A. Bohac	R	138		$500.00
Rep. Daniel H. Branch	R	108		$500.00
Rep. Garnet F. Coleman	D	147		$500.00
Rep. Byron Cook	R	008		$500.00
Rep. Myra Crownover	R	064		$500.00
Rep. John E. Davis	R	129		$1,000.00
Rep. Sarah Davis	R	134		$500.00
Rep. Rob Eissler	R	015		$500.00
Marsha Farney	R	020		$500.00
Rep. Veronica Gonzales	D	041		$500.00
Rep. Lance Gooden	R	004		$500.00
Rep. Harvey R. Hilderbran	R	053		$500.00
Rep. Charles L. Hopson	R	011		$1,000.00
Rep. Daniel G. Huberty	R	127		$500.00
Rep. Todd A. Hunter	R	032		$1,000.00
Rep. Jason A. Isaac	R	045		$1,000.00
Rep. Tracy O. King	D	080		$1,000.00

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Jodie Laubenberg	R	089		$1,000.00
Rep. Armando Martinez	D	039		$500.00
Rep. Trey Martinez Fischer	D	116		$1,000.00
Rep. Doug Miller	R	073		$1,000.00
Rep. Jim Murphy	R	133		$500.00
Rep. Rene O. Oliveira	D	037		$500.00
Rep. John C. Otto	R	018		$1,000.00
Rep. Diane Patrick	R	094		$500.00
Rep. James Pitts	R	010		$2,500.00
Rep. Richard Pena Raymond	D	042		$2,500.00
Rep. Allan B. Ritter	R	021		$500.00
Justin Rodriguez	D	125		$1,000.00
Rep. Ralph Sheffield	R	055		$500.00
Ron Simmons	R	065		$500.00
Rep. Joe Straus	R	121		$2,000.00
Rep. Vicki Truitt	R	098		$1,000.00
Rep. Sylvester Turner	D	139		$1,000.00
Scott Turner	R	033		$500.00
Jason Villalba	R	114		$500.00
Gary L. Walker	R	088		$500.00
Rep. John Zerwas	R	028		$5,000.00
STATE SUPREME COURT				
Hon. Don Willett ◘	R			$5,000.00
UTAH				
US SENATE				
Sen. Orrin G. Hatch	R			$10,000.00
US HOUSE				
Rep. James David Matheson	D	004		$9,000.00
GOVERNOR				
Gov. Gary Richard Herbert	R		$2,000.00	
STATE ATTORNEY GENERAL				
AG Mark L. Shurtleff	R		$1,000.00	
STATE SENATE				
Sen. J. Stuart Adams **(Up in '14)**	R	022	$1,500.00	
Sen. Curtis S. Bramble	R	016	$1,000.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Gene Davis **(Up in '14)**	D	003	$250.00	
Rep. Wayne A. Harper	R	006	$500.00	
Sen. Scott K. Jenkins	R	020	$500.00	
Daniel R. Liljenquist	R	023	$500.00	
Sen. Mark Benson Madsen	R	013	$500.00	
Sen. Benjamin M. McAdams **(Up in '14)**	D	002	$1,000.00	
Sen. Wayne Niederhauser **(Up in '14)**	R	009	$500.00	
Sen. Ralph Okerlund	R	024	$1,000.00	
Sen. Stuart C. Reid **(Up in '14)**	R	018	$500.00	
Sen. Jerry W. Stevenson **(Up in '14)**	R	021	$1,000.00	
Sen. Stephen H. Urquhart	R	029	$500.00	
Rep. Evan J. Vickers	R	028	$250.00	
STATE HOUSE				
Rep. Jim Bird	R	042	$250.00	
Rep. Derek E. Brown	R	049	$250.00	
David Clark	R	074	$250.00	
Rep. Tim M. Cosgrove	D	044	$500.00	
Rep. Bradley M. Daw	R	060	$250.00	
Rep. Brad L. Dee	R	011	$1,500.00	
Rep. James A. Dunnigan	R	039	$750.00	
Rep. Francis D. Gibson	R	065	$500.00	
Rep. Gregory H. Hughes	R	051	$500.00	
Rep. David Litvack	D	026	$250.00	
Rep. Rebecca D. Lockhart	R	064	$1,750.00	
Rep. Ronda Rudd Menlove	R	001	$250.00	
Rep. Merlynn T. Newbold	R	050	$250.00	
Rep. Paul Ray	R	013	$1,000.00	
Rep. Dean Sanpei	R	063	$250.00	
Rep. Ryan D. Wilcox	R	007	$250.00	
Rep. Brad R. Wilson	R	015	$250.00	
VIRGINIA				
US SENATE				
George F. Allen ◘	R			
contribution from KingPAC				*$5,000.00*
Timothy Michael Kaine ◘	D			$5,000.00
Sen. Mark Robert Warner **(Up in '14)** ◘	D			$1,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
US HOUSE					
	Rep. Eric Ivan Cantor	R	007		$5,000.00
	Rep. Robert Hurt ◘	R	005		$1,000.00
STATE SENATE					
W	Sen. George L. Barker	D	039	$1,000.00	
W	Sen. Harry B. Blevins	R	014	$750.00	
W	Sen. Charles J. Colgan Sr.	D	029	$1,000.00	
W	Sen. Robert Creigh Deeds	D	025	$750.00	
W	Sen. Adam P. Ebbin	D	030	$1,500.00	
W	Sen. John S. Edwards ◘	D	021	$1,000.00	
W	Sen. Mark R. Herring	D	033	$1,000.00	
	R. Edward Houck	D	017	$2,000.00	
W	Sen. Janet D. Howell	D	032	$1,000.00	
W	Sen. Mamie E. Locke	D	002	$750.00	
W	Sen. L. Louise Lucas	D	018	$750.00	
W	Sen. David W. Marsden	D	037	$500.00	
W	Sen. Stephen H. Martin	R	011	$750.00	
W	Sen. Ryan T. McDougle	R	004	$1,000.00	
W	Sen. A. Donald McEachin ◘	D	009	$500.00	
W	Sen. John Miller	D	001	$1,000.00	
W	Sen. Stephen D. Newman	R	023	$750.00	
W	Sen. Thomas K. Norment Jr.	R	003	$2,000.00	
W	Sen. Ralph Northam	D	006	$1,500.00	
W	Sen. Phillip P. Puckett	D	038	$750.00	
W	Sen. Linda Todd Puller	D	036	$1,000.00	
W	Sen. Frank M. Ruff Jr.	R	015	$750.00	
W	Sen. Richard L. Saslaw	D	035	$2,000.00	
W	Sen. Walter A. Stosch	R	012	$1,500.00	
W	Sen. Jill Holtzman Vogel	R	027	$500.00	
STATE HOUSE					
W	Del. David B. Albo	R	042	$750.00	
	Ward L. Armstrong	D	010	$1,500.00	
W	Del. Mamye E. BaCote	D	095	$500.00	
W	Del. Richard P. Bell	R	020	$500.00	
W	Del. Robert B. Bell III	R	058	$500.00	
W	Del. Robert H. Brink	D	048	$1,000.00	
W	Del. John A. Cox	R	055	$500.00	

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

		PARTY	DISTRICT	CORP.	PAC
W	Del. Marvin Kirkland Cox	R	066	$1,000.00	
W	Del. Anne B. Crockett-Stark	R	006	$500.00	
W	Del. Rosalyn R. Dance	D	063	$500.00	
	David L. Englin	D	045	$500.00	
W	Del. T. Scott Garrett	R	023	$500.00	
W	Del. Gordon C. Helsel	R	091	$500.00	
W	Del. M. Keith Hodges	R	098	$750.00	
W	Del. Patrick A. Hope	D	047	$500.00	
W	Del. Algie T. Howell Jr	D	090	$750.00	
W	Del. William J. Howell	R	028	$3,500.00	
W	Del. Timothy D. Hugo	R	040	$500.00	
W	Del. Riley Edward Ingram	R	062	$1,000.00	
W	Del. Johnny S. Joannou	D	079	$500.00	
W	Del. Steven Christopher Jones	R	076	$1,000.00	
W	Del. R. Steven Landes	R	025	$500.00	
W	Del. James P. Massie III	R	072	$500.00	
W	Del. Donald W. Merricks	R	016	$500.00	
W	Del. Joseph D. Morrissey	D	074	$500.00	
W	Del. John M. O'Bannon III	R	073	$750.00	
W	Del. Robert D. Orrock Sr.	R	054	$750.00	
W	Del. Christopher Kilian Peace	R	097	$500.00	
W	Del. Brenda L. Pogge	R	096	$500.00	
W	Del. Lacey E. Putney	I	019	$1,000.00	
W	Del. David I. Ramadan	R	087	$500.00	
W	Del. Roxann L. Robinson	R	027	$750.00	
W	Del. Mark D. Sickles	D	043	$500.00	
W	Del. Lionell Spruill Sr.	D	077	$500.00	
W	Del. Christopher P. Stolle	R	083	$500.00	
W	Del. Robert Lee Ware Jr.	R	065	$500.00	
WASHINGTON					
US HOUSE					
	Jay Inslee	D	001		$2,000.00
	Rep. Rick Larsen	D	002		$3,500.00
	Rep. Cathy McMorris Rodgers	R	005		$1,000.00
	Rep. David G. Reichert	R	008		$2,500.00
	Rep. Adam Smith	D	009		$1,000.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
GOVERNOR				
AG Rob McKenna	R		$3,200.00	
LIEUTENANT GOVERNOR				
Hon. Brad Owen	D		$2,500.00	
STATE SENATE				
Rep. Barbara Bailey	R	010	$1,800.00	
Jeff Baxter	R	004	$800.00	
Sen. Randi Becker	R	002	$800.00	
Sen. Don Benton	R	017	$800.00	
Sen. Michael Carrell	R	028	$1,600.00	
Rep. Jeannie L. Darneille	D	027	$900.00	
Sen. David Frockt **(Up in '14)**	D	046	$900.00	
Sen. Nick Harper **(Up in '14)**	D	038	$900.00	
Sen. Brian Hatfield	D	019	$1,600.00	
Sen. Mike Hewitt	R	016	$800.00	
Sen. Curtis King	R	014	$900.00	
Sen. Steve Litzow	R	041	$1,800.00	
Sen. Mike Padden	R	004	$900.00	
Sen. Linda Evans Parlette	R	012	$800.00	
Rep. Kirk Pearson	R	039	$900.00	
Sen. Craig Pridemore	D	049	$800.00	
Sen. Ann Rivers	R	018	$1,800.00	
Sen. Val Stevens	R	039	$800.00	
Joseph Zarelli	R	018	$800.00	
STATE HOUSE				
Rep. Gary C. Alexander	R	002	$1,700.00	
Rep. Vincent Buys	R	042	$800.00	
Rep. Reuven Carlyle	D	036	$800.00	
Rep. Bruce Chandler	R	015	$1,400.00	
Rep. Frank V. Chopp	D	043	$900.00	
Rep. Judy Clibborn	D	041	$800.00	
Rep. Bruce Dammeier	R	025	$1,600.00	
Rep. Richard DeBolt	R	020	$1,000.00	
Rep. Roger E. Goodman	D	045	$900.00	
Rep. Tami Green	D	028	$1,700.00	
Rep. Larry Haler	R	008	$500.00	
Rep. Mark Hargrove	R	047	$800.00	

W Winner　**NP** Non-Partisan　**O** Debt Retirement　◆ Statewide Party Primary　◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Rep. Paul Harris	R	017	$1,600.00	
Rep. Laurie Jinkins	D	027	$1,700.00	
Rep. Norman Johnson	R	014	$900.00	
Rep. Troy Kelley	D	028	$800.00	
Rep. Joel Kretz	R	007	$1,600.00	
Rep. Daniel Kristiansen	R	039	$800.00	
Rep. Jim Moeller	D	049	$1,700.00	
Rep. Jeff Morris	D	040	$500.00	
Rep. Terry Nealey	R	016	$900.00	
Rep. Jason Overstreet	R	042	$900.00	
Rep. Kevin Parker	R	006	$800.00	
Rep. Eric Pettigrew	D	037	$500.00	
Rep. Jay Rodne	R	005	$1,700.00	
Rep. Charles R. Ross	R	014	$500.00	
Rep. Joe Schmick	R	009	$1,600.00	
Rep. Larry Seaquist	D	026	$500.00	
Rep. Larry S. Springer	D	045	$800.00	
Rep. Pat Sullivan	D	047	$1,700.00	
Rep. Maureen S. Walsh	R	016	$900.00	
Rep. J.T. Wilcox	R	002	$1,600.00	
Rep. Sharon Wylie	D	049	$1,700.00	
Rep. Hans Zeiger	R	025	$1,600.00	
WEST VIRGINIA				
US SENATE				
Sen. Joe Manchin III ◘	D			$6,500.00
US HOUSE				
Rep. Shelley Moore Capito	R	002		$1,500.00
GOVERNOR				
Betty Ireland ◘ ◆	R			$1,000.00
Gov. Earl Ray Tomblin **(Up in '12)** ◘	D			$1,000.00
W Gov. Earl Ray Tomblin ◘	D			$2,000.00
STATE TREASURER				
Sen. W. Michael Hall **(Up in '14)** ◘	R			$500.00
STATE SENATE				
Craig P. Blair	R	015		$250.00
Del. Mitch B. Carmichael	R	004		$500.00

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
Sen. Jeffrey V. Kessler	D	002		$500.00
Sen. Joseph M. Minard **(Up in '14)**	D	012		$500.00
Sen. David Clay Nohe **(Up in '14)** ◘	R	003		$500.00
Sen. Robert H. Plymale	D	005		$500.00
Sen. Roman W. Prezioso Jr.	D	013		$750.00
Chris Walters	R	008		$250.00
STATE HOUSE				
Del. Kevin J. Craig	D	016		$250.00
Del. Patrick Lane	R	038		$250.00
Del. James Hanley Morgan	D	016		$250.00
Del. Fredrik Eric Nelson	R	035		$250.00
Del. Amanda Brooke Pasdon	R	051		$250.00
Del. David G. Perry	D	032		$500.00
Del. David Pethtel	D	005		$500.00
Del. Douglas John Skaff Jr.	D	035		$250.00
Del. Kelli Ann Sobonya	R	018		$500.00
Sharon Spencer	D	036		$250.00
Del. Randy Swartzmiller	D	001		$500.00
Del. Harry Keith White	D	021		$250.00
WISCONSIN				
US SENATE				
Rep. Tammy Baldwin ◘ ◆	D			$2,000.00
US HOUSE				
Rep. Sean P. Duffy	R	007		$7,000.00
Rep. Ron Kind	D	003		$5,000.00
Rep. Paul Ryan	R	001		$4,500.00
GOVERNOR				
Gov. Scott K. Walker **(Up in '14)** ◘	R			$7,500.00
STATE SENATE				
Pamela Galloway **(Up in '14)**	R	029		$500.00
Sen. Robert Jauch **(Up in '14)**	D	025		$500.00
Sen. Julie M. Lassa	D	024		$500.00
Sen. Terry Moulton **(Up in '14)**	R	023		$1,000.00
Sen. Jerry J. Petrowski	R	029		$1,000.00
Van H. Wanggaard **(Up in '14)**	R	021		$1,000.00

W Winner   **NP** Non-Partisan   **O** Debt Retirement   ◆ Statewide Party Primary   ◘ Candidates representing Pfizer facilities

	PARTY	DISTRICT	CORP.	PAC
STATE HOUSE				
Rep. Tyler August	R	032		$500.00
Rep. Mark Honadel	R	021		$500.00
Rep. Chris Kapenga	R	099		$500.00
Rep. Samantha Kerkman	R	061		$250.00
Rep. Joel Kleefisch	R	038		$500.00
Rep. John Klenke	R	088		$250.00
Rep. Tom Larson	R	067		$250.00
Rep. Amy Loudenbeck	R	031		$500.00
Rep. John Murtha	R	029		$250.00
Rep. Lee A. Nerison	R	096		$250.00
Rep. John Nygren	R	089		$500.00
Rep. Jim Ott	R	023		$250.00
Rep. Erik Severson	R	028		$500.00
Rep. Jeff Stone	R	082		$500.00
Rep. Pat Strachota	R	058		$500.00
Rep. Mary Williams	R	087		$250.00
WYOMING				
US SENATE				
Sen. John Anthony Barrasso	R			$6,000.00
Sen. Michael B. Enzi **(Up in '14)**	R			$2,500.00
STATE SENATE				
Sen. Henry H. R. Coe	R	018		$350.00
Sen. John M. Hastert **(Up in '14)**	D	013		$350.00
STATE HOUSE				
Rep. Charles Pat Childers	R	050		$350.00
Rep. Elaine D. Harvey	R	026		$350.00
Rep. Samuel Krone	R	024		$350.00
Rep. Thomas E. Lubnau II	R	031		$350.00
Grand Total for Pfizer, Inc			**$799,700.00**	**$1,240,739.00**
Grand Total for KingPAC				***$11,150.00***

W Winner **NP** Non-Partisan **O** Debt Retirement ◆ Statewide Party Primary ◘ Candidates representing Pfizer facilities

Pfizer PAC
Political Action Committee

Leadership, Trade Associations & Party Committ
January 2011 – June 2012

	PARTY	CORP.	PAC
ALABAMA			
Alabama 2014	R	$10,000.00	
Alabama House Republican Conference	R	$2,500.00	
Business Council of Alabama	NP	$12,000.00	
ARIZONA			
Arizona Democratic Party (Non-Federal)	D		$3,000.00
Arizona Republican Party (Non-Federal)	R		$6,000.00
Building Arizona's Future	D		$3,000.00
Rep. Catherine Miranda Constituency Account (Representative Catherine H. Miranda)	D		$100.00
ARKANSAS			
Democratic Party of Arkansas (Non-Federal)	D	$2,500.00	
McDaniel Leadership PAC (AG Dustin McDaniel)	D	$6,000.00	
CALIFORNIA			
Alan Lowenthal for State Senate Officeholder Account (Senator Alan S. Lowenthal)	D	$1,000.00	
Asian American Small Business PAC	NP	$1,500.00	
Assemblyman Fletcher 2010 Officeholder Account (Assemblymember Nathan Fletcher)	R	$1,000.00	
Assemblyman Nathan Fletcher 2010 Officeholder Account (Assemblymember Nathan Fletcher)	R	$1,500.00	
Bay Area Bioscience Association PAC	NP	$6,000.00	
Beall for Assembly 2010 Officeholder Account (Assemblymember Jim Beall Jr.)	D	$750.00	
BioCom PAC	NP	$3,000.00	
California Healthcare Institute Political Action Committee (CHIPAC)	NP	$6,500.00	
California Republican Leadership Fund	R	$25,000.00	
Californians for Jobs and a Strong Economy	D	$4,000.00	
Democratic State Central Committee of California	D	$60,000.00	
Democratic State Central Committee of California (Non Candidate)	D	$20,000.00	
FairPAC (Civil Justice Association of California)	NP	$3,000.00	

	PARTY	CORP.	PAC
Felipe Fuentes Reform California Ballot Measure Committee (Assemblymember Felipe Fuentes)	D	$3,500.00	
Fuentes for Assembly 2010 Officeholder Account (Assemblymember Felipe Fuentes)	D	$2,000.00	
Fund for the Majority (Senator Dianne Feinstein)	D		$10,000.00
Galgiani Officeholder Committee 2010 (Assemblymember Cathleen Galgiani)	D	$2,000.00	
Leadership of Today and Tomorrow (Representative Xavier Becerra)	D		$5,000.00
Leland Yee for Senate 2010 Officeholder Account (Senator Leland Yee Ph.D.)	D	$1,000.00	
Majority Committee PAC--MC PAC (Representative Kevin McCarthy)	R		$10,000.00
PAC To the Future (Representative Nancy Pelosi)	D		$5,000.00
Pharmaceutical Research & Manufacturers Association of America PAC (PhRMA PAC)	NP	$12,000.00	
Pharmaceutical Research & Manufacturers of America (PhRMA)	NP	$272,233.00	
Prosperity for California	NP	$5,000.00	
TechNet California PAC	NP	$6,000.00	
Vote Strong California	NP	$2,000.00	
COLORADO			
Coalition for Colorado's Future	D	$5,000.00	
Colorado Accountable Government Alliance	D	$4,000.00	
Colorado Leadership Fund	R	$7,000.00	
Common Sense Colorado (Senator Michael F. Bennet)	D		$8,000.00
Peak PAC (Senator Mark E. Udall)	D		$2,500.00
Senate Majority Fund	R	$6,000.00	
CONNECTICUT			
Connecticut Democratic State Central Committee	D		$10,000.00
Connecticut Republican SCC	R		$10,000.00
Husky PAC (Representative Joseph D. Courtney)	D		$4,000.00
Jobs and Innovation Matter PAC (JIM PAC) (Representative James A. Himes)	D		$2,500.00
Nutmeg PAC (Senator Richard Blumenthal)	D		$1,500.00
Synergy PAC (Representative John B. Larson)	D		$5,000.00

	PARTY	CORP.	PAC
DELAWARE			
Blue Hen PAC (Senator Christopher Andrew Coons)	D		$2,500.00
First State PAC (Senator Thomas Richard Carper)	D		$7,500.00
DISTRICT OF COLUMBIA			
Biotechnology Industry Organization PAC (BIO PAC)	NP		$10,000.00
BIPAC - Business Institute for Political Analysis	NP	$75,000.00	
Business-Industry Political Action Committee	NP		$5,000.00
Chamber of Commerce of the United States of America PAC (US CHAMBER PAC)	NP		$10,000.00
Committee for Hispanic Causes/ Building Our Leadership Diversity PAC (CHC BOLD PAC)	NP		$10,000.00
Congressional Black Caucus PAC	D		$10,000.00
Consumer Healthcare Products Association PAC (CHPA/PAC)	NP		$10,000.00
Council for Responsible Nutrition Political Action Committee	NP		$5,000.00
Democratic Attorneys General Association (DAGA)	D	$110,000.00	
Democratic Congressional Campaign Committee	D		$30,000.00
Democratic Governors' Association	D	$515,000.00	
Democratic Legislative Campaign Committee	D	$50,000.00	
Democratic Senatorial Campaign Committee	D		$30,000.00
Democratic Senatorial Campaign Committee - Recount Fund	D		$15,000.00
Fund for American Opportunity - Educational Account	NP	$2,000.00	
GOPAC Educational Fund	R	$10,000.00	
Mayor Gray's Constituent Services Fund (Mayor Vincent Gray)	D	$500.00	
Moderate Democrats PAC	D		$7,500.00
National Republican Congressional Committee	R		$30,000.00
National Republican Senatorial Committee	R		$30,000.00
New Democrat Coalition Political Action Committee AKA NDC PAC	D		$10,000.00
Pharmaceutical Research & Manufacturers of America Better Government Committee	NP		$10,000.00
Public Opinion Strategies	NP	$60,000.00	
Republican Attorneys General Association (RAGA)	R	$85,000.00	
Republican Governors Association	R	$330,000.00	
Republican Mainstreet Partnership	R	$25,000.00	
Republican Mainstreet Partnership PAC	R		$5,000.00
Republican National Committee	R		$30,000.00
Republican National Committee - Recount Fund	R		$30,000.00

	PARTY	CORP.	PAC
Republican State Leadership Committee - RSLC	R	$60,000.00	
Value in Electing Women Political Action Committee	R		$10,000.00
Yvette Alexander Constituent Fund (Councilmember Yvette Alexander)	D		$500.00
FLORIDA			
Collier County Republican Party	R	$1,000.00	
Democrats Win Seats (DWS PAC) (Representative Debbie Wasserman Schultz)	D		$10,000.00
Florida Democratic Party (Non-Federal)	D	$7,500.00	
Republican Party of Florida (Non-Federal)	R	$70,000.00	
GEORGIA			
21st Century Majority Fund (Senator Johnny Isakson)	R		$3,500.00
Dawg PAC - Democrats Against Waste in Government (Representative John Jenkins Barrow)	D		$5,000.00
DeKalb County Legislative Community Cabinet (Stanley K. Watson)	D	$350.00	
Democratic Party of Georgia (Non-Federal)	D	$7,500.00	
Georgia House Republican Trust	R	$7,500.00	
Georgia Legislative Black Caucus	D	$1,000.00	
Georgia Senate Democratic Caucus	D	$500.00	
Growroots for Georgia (Tricia Pridemore)	R	$3,000.00	
House Democratic Caucus	D	$1,000.00	
Real PAC (Governor Nathan Deal)	R	$5,000.00	
Republican Majority Fund (Senator C. Saxby Chambliss)	R		$2,500.00
Women's Legislative Caucus	NP	$1,500.00	
IDAHO			
Freedom Fund (Senator Michael D. Crapo)	R		$3,500.00
ILLINOIS			
Democratic Party of Illinois (Non-Federal)	D	$4,000.00	
GOP Generation Y Fund (Representative Aaron Schock)	R		$5,000.00
House Republican Organization	R	$2,500.00	
John S Fund (Representative John M. Shimkus)	R		$2,000.00

	PARTY	CORP.	PAC
Republican Operation To Secure and Keep a Majority (ROSKAM PAC) (Representative Peter J. Roskam)	R		$7,000.00
Senate Democratic Victory Fund	D	$1,500.00	
INDIANA			
Conservatives Organized To Advance Tomorrow's Solutions (COATS PAC) (Senator Daniel Coats)	R		$1,000.00
Indiana Democratic State Central Committee	D		$4,000.00
Indiana Republican State Central Committee (Non-Federal)	R	$5,000.00	$5,000.00
Win Back America Political Action Committee (Representative Michael Richard Pence)	R		$2,500.00
IOWA			
The Hawkeye PAC (Senator Charles E. Grassley)	R		$2,500.00
KANSAS			
Preserving America's Traditions (PATPAC) (Senator Pat Roberts)	R		$5,000.00
KENTUCKY			
Bluegrass Committee (Senator Mitch McConnell)	R		$3,500.00
BrettPAC-the Leadership PAC of U.S.Represenative Brett Guthrie (Representative S. Brett Guthrie)	R		$1,000.00
Help America's Leaders Political Action Committee (HALPAC) (Representative Harold D. Rogers)	R		$2,500.00
Kentucky Democratic Party (Non-Federal)	D		$2,500.00
Kentucky House Democratic Caucus Campaign Committee	D		$3,500.00
Kentucky State Democratic Central Executive Committee	D		$5,000.00
Reinventing a New Direction - Randpac (Senator Rand Paul)	R		$2,000.00
Republican Party of Kentucky	R		$5,000.00
Republican Party of Kentucky (Non-Federal)	R		$2,500.00
Senate Republican Caucus	R		$3,500.00
Thoroughbred PAC (Representative Edward Whitfield)	R		$2,500.00
LOUISIANA			
Democratic Party of Louisiana (Non-Federal)	D	$1,500.00	
Louisiana Democratic Party	D	$3,000.00	

	PARTY	CORP.	PAC
Louisiana House Democratic Campaign Committee	D	$6,000.00	
Louisiana Republican Legislative Delegation	R	$5,000.00	
Louisiana Republican Legislative Delegation Campaign Committee	R	$5,000.00	
Louisiana Senate Democratic Campaign Committee	D	$3,000.00	
Republican Party of Louisiana (Non-Federal)	R	$5,000.00	
MAINE			
House Democratic Campaign Committee	D	$1,500.00	
House Republican MajorityFund	R	$2,500.00	
Maine Republican Party	R	$1,000.00	
Maine Senate Republican Majority PAC	R	$3,000.00	
Respect Maine PAC (Representative Andre E. Cushing III)	R	$500.00	
Senate Democratic Campaign Committee	D	$1,500.00	
MARYLAND			
AMERIPAC: The Fund for a Greater America (Representative Steny H. Hoyer)	D		$5,000.00
Building a Majority PAC (BAMPAC) (Senator Barbara A. Mikulski)	D		$2,500.00
MASSACHUSETTS			
Madison PAC, The (Representative Richard Edmund Neal)	D		$4,000.00
Massachusetts Democratic State Committee - Fed Fund	D		$10,000.00
Massachusetts Republican Party	R		$10,000.00
Together PAC Inc	D		$10,000.00
MICHIGAN			
America's Leadership PAC (Senator Deborah Stabenow)	D		$5,000.00
Common Sense Leadership Fund (Representative John Walsh)	R		$500.00
Comm-PAC	NP		$1,000.00
Continuing a Majority Party Action Committee (CAMPAC) (Representative Dave Camp)	R		$10,000.00
Grassroots Organizing Acting & Leading PAC GOALPAC (Representative Sander M. Levin)	D		$5,000.00
Great Lakes Convention LLC	R	$10,000.00	
House Republican Campaign Committee	R		$7,500.00
Majority Initiative To Keep Electing Republicans Fund A.K.A Mike R Fund (Representative Mike Rogers)	R		$2,000.00

	PARTY	CORP.	PAC
Michigan Democratic State Central Commitee	D		$5,000.00
Michigan Republican Party	R		$5,000.00
Michigan Republican Party (Non-Federal)	R	$10,000.00	
Progressive Advocacy Trust	D	$10,000.00	
Senate Republican Campaign Committee	R		$7,500.00
Trust PAC Team Republicans for Utilizing Sensible Tactics (Representative Fredrick Stephen Upton)	R		$5,000.00
MISSOURI			
Missouri House Democratic Campaign Committee	D	$2,500.00	
Missouri House Republican Campaign Committee	R	$5,000.00	
Missourians for Accountability and Change (MACPAC) (Senator Claire Conner McCaskill)	D		$5,000.00
Rely on Your Beliefs Fund (Senator Roy D. Blunt)	R		$10,000.00
MONTANA			
Glacier PAC (Senator Max S. Baucus)	D		$5,000.00
Lewis and Clark County Republican Party	R		$750.00
Montana Democratic Party	D		$4,000.00
Treasure State PAC (Senator Jon Tester)	D		$3,500.00
NEBRASKA			
Concerned Americans for Freedom & Opportunity PAC (CAFO PAC) (Representative Adrian M. Smith)	R		$1,000.00
Douglas County Democratic Party	D	$600.00	
Nebraska Democratic Party (Non-Federal)	D	$1,750.00	
Nebraska Leadership PAC (Senator E. Benjamin Nelson)	D		$5,000.00
Nebraska Republican Party (Non-Federal)	R	$12,250.00	
NEVADA			
Searchlight Leadership Fund (Senator Harry M. Reid)	D		$10,000.00
NEW HAMPSHIRE			
Friends of Fenton Groen PAC (Senator Fenton L. Groen)	R	$250.00	
Friends of Raymond White PAC (Senator Raymond M. White)	R	$250.00	
House Republican Victory PAC	R	$2,000.00	

	PARTY	CORP.	PAC
Kelly PAC (Senator Kelly A. Ayotte)	R		$1,000.00
New Hampshire Senate Democratic Caucus	D	$500.00	
Republican Senate Majority Committee	R	$3,500.00	
NEW JERSEY			
Americans for Republican Leadership PAC (Representative Leonard Lance)	R		$1,000.00
Assembly Republican Victory	R	$3,750.00	
Committee To Strengthen America (Representative Robert Ernest Andrews)	D		$1,000.00
Democratic Assembly Campaign Committee	D	$2,375.00	
New Jersey Democratic State Committee	D		$2,500.00
New Jersey Democratic State Committee (Non-Federal)	D	$1,300.00	
New Jersey First (Senator Frank Raleigh Lautenberg)	D		$2,000.00
New Jersey Republican State Committee (Non-Federal)	R	$26,500.00	
New Jobs	NP	$300.00	
New Millennium PAC (Senator Robert Menendez)	D		$10,000.00
Senate Democratic Majority (Senator Richard J. Codey)	D	$2,375.00	
Senate Republican Majority	R	$3,750.00	
The Leaders Fund (Senator Stephen M. Sweeney)	D	$500.00	
NEW MEXICO			
House Republican Leadership Committtee	R	$2,500.00	
PAC 22 (Senate Republican Caucus)	R	$2,000.00	
Southwest Leadership Fund (Senator Tom Udall)	D		$5,000.00
Susana PAC (Governor Susana Martinez)	R	$4,000.00	
NEW YORK			
Business Council PAC	NP		$3,000.00
Democratic Assembly Campaign Committee	D	$2,000.00	$3,500.00
Democratic Assembly Campaign Committee Housekeeping Account	D	$1,500.00	
Empire Political Action Committee (Senator Kirsten Elizabeth Gillibrand)	D		$5,000.00
IMPACT (Senator Charles E. Schumer)	D		$10,000.00
Jobs, Opportunities and Education PAC (JOE-PAC) (Representative Joseph Crowley)	D		$10,000.00

	PARTY	CORP.	PAC
New York City Partnership State PAC	D		$1,000.00
New York Jobs PAC (Representative Steve J. Israel)	D		$1,000.00
New York Republican State Committee - Housekeeping Account	R	$5,000.00	
New York State Democratic Committee - Housekeeping Account	D	$10,000.00	
New York State Democratic Committee (Non-Federal)	D	$50,000.00	
NYS Democratic Senate Campaign Committee	D		$3,000.00
NYS Senate Republican Campaign Committee	R	$2,500.00	$5,000.00
NYS Senate Republican Campaign Committee Housekeeping Account	R	$3,500.00	
Republican Assembly Campaign Committee	R		$2,000.00
NORTH CAROLINA			
House Conservatives Fund (Representative Patrick Timothy McHenry)	R		$1,000.00
Long Leaf Pine PAC (Senator Kay R. Hagan)	D		$10,000.00
Next Century Fund (Senator Richard M. Burr)	R		$7,500.00
NORTH DAKOTA			
House Republican Caucus	R		$450.00
North Dakota Democratic Party - NPL	D		$250.00
North Dakota Democratic Senate Caucus	D		$500.00
North Dakota House Democratic-NPL Caucus	D		$250.00
North Dakota Republican Party - State	R		$200.00
Senate Republican Caucus	R		$450.00
OHIO			
Freedom Project, The (Representative John A. Boehner)	R		$10,000.00
NK Baur & Associates - Ohio Delegation Events	R	$20,000.00	
Ohio Republican Party (Non-Federal)	R	$25,000.00	
Ohio Republican Party State Central & Executive Committee	R		$1,000.00
Ohio Senate Democratic Caucus	D		$500.00
Ohio Senate Democratic Committee	D		$250.00
Promoting Our Republican Team PAC (Senator Rob Portman)	R		$1,500.00
OKLAHOMA			
Truth Accountability and Courage Political Action Committee (TACPAC) (Senator Thomas Allen Coburn)	R		$2,000.00

	PARTY	CORP.	PAC
OREGON			
Promote Oregon Leadership PAC	R	$7,000.00	
The Leadership Fund	R	$2,500.00	
PENNSYLVANIA			
Citizens for Prosperity in America Today PAC (Senator Patrick Joseph Toomey)	R		$5,000.00
Day PAC (Senator Daylin Leach)	D		$750.00
House Democratic Campaign Committee	D		$3,000.00
House Republican Campaign Committee (HRCC)	R		$4,750.00
Keystone America PAC (Senator Robert P. Casey Jr)	D		$6,000.00
Senate Democratic Campaign Committee	D		$1,000.00
Senate Republican Campaign Committee (SRCC)	R		$3,500.00
SE-RSVP Southeast Republican Senate Victory Political Action Committee	R		$3,000.00
We the People PAC (Representative Allyson Y. Schwartz)	D		$2,000.00
SOUTH CAROLINA			
A Fund for a Better South Carolina PAC (Representative Harry L. Ott Jr.)	D	$3,500.00	
Building Relationships in Diverse Geographic Environments PAC (BRIDGE PAC) (Representative James E. Clyburn)	D		$10,000.00
Democratic Party of South Carolina	D		$5,000.00
Mint Political Action Committee (MINT PAC) (Senator James Warren DeMint)	R		$2,000.00
Palmetto Business Council PAC (Representative William E. Sandifer III)	R	$3,500.00	
Palmetto Leadership Council (Representative Robert W. Harrell Jr.)	R	$3,500.00	
Sage Leadership PAC (Representative Gilda Cobb-Hunter)	D	$3,500.00	
South Carolina Legislative Black Caucus	D	$3,500.00	
SOUTH DAKOTA			
GOP House Future PAC	R		$1,000.00
Heartland Values PAC (Senator John Randolph Thune)	R		$10,000.00
Leading South Dakota PAC	R		$1,000.00
South Dakota Republican Party	R		$2,500.00

	PARTY	CORP.	PAC
TENNESSEE			
Harwell PAC (Representative Beth Halterman Harwell)	R		$2,500.00
RAAMPAC (Senator Ronald L. Ramsey)	R	$5,000.00	$2,500.00
Tenn Political Action Committee Inc (TENN PAC) (Senator Lamar Alexander)	R		$7,500.00
Tennessee Republican Caucus	R		$25,000.00
Tennessee Republican Party (Non-Federal)	R	$15,000.00	$2,500.00
TEXAS			
Alamo PAC (Senator John Cornyn III)	R		$10,000.00
Jobs, Economy and Budget Fund (JEB FUND) (Representative Thomas Jeb Hensarling)	R		$5,000.00
People for Enterprise Trade and Economic Growth (PETE PAC) (Representative Peter Anderson Sessions)	R		$5,000.00
Texas Freedom Fund (Representative Joe L. Barton)	R		$1,000.00
UTAH			
ORRINPAC (Senator Orrin G. Hatch)	R		$5,000.00
PAC for Utahs Future (AG Mark L. Shurtleff)	R		$2,500.00
Protect Utah PAC	NP	$5,000.00	
SKIPAC (Representative James David Matheson)	D		$1,000.00
VERMONT			
Common Sense Leadership PAC (Representative Donald H. Turner)	R	$1,000.00	
Green Mountain PAC (Senator Patrick Joseph Leahy)	D		$1,000.00
Rutland GOPAC	R	$500.00	
Senate Leadership Committee	D	$700.00	
Vermont Democratic House Campaign	D	$1,000.00	
Vermont Democratic Party (Non-Federal)	D	$500.00	
Vermont Republican Party (Non-Federal)	R	$1,300.00	
VIRGINIA			
7th District Republican Committee	R		$5,000.00
7th District Republican Committee (Representative Eric Ivan Cantor)	R	$5,000.00	
Blue Dog Political Action Committee	D		$10,000.00

	PARTY	CORP.	PAC
Commonwealth Victory Fund	D	$1,500.00	
Dominion Leadership Trust (Delegate William J. Howell)	R	$5,500.00	
Every Republican Is Crucial (ERICPAC) (Representative Eric Ivan Cantor)	R		$10,000.00
House Republican Campaign Committee	R	$7,500.00	
Virginia Senate Republican Caucus	R	$5,000.00	
WASHINGTON			
M-PAC (Senator Patty Murray)	D		$7,500.00
WISCONSIN			
Metropolitan Milwaukee Association of Commerce	NP	$15,000.00	
Republican Party of Wisconsin (Non-Federal)	R		$6,000.00
State Senate Democratic Committee	D		$1,000.00
Strategy PAC (Senator Ronald H. Johnson)	R		$2,500.00
WYOMING			
Common Values PAC (Senator John Anthony Barrasso)	R		$10,000.00
Laramie County Republican Party	R		$1,500.00
Making Business Excel Political Action Committee (Senator Michael B. Enzi)	R		$5,000.00
Park County Republican Party	R		$1,500.00
Wyoming Republican Party (Non-Federal)	R		$1,000.00
Grand Total		**$2,297,783.00**	**$918,700.00**


Pfizer PAC
Political Action Committee

Financial Statements

January 2011 – June 2012

Pfizer, Inc. PAC
January 2011 - June 2012
Financial Statements

	2012	2011	Total
Assets:			
Cash	**$403,181.47**	$471,929.21	
Net Assets	**$403,181.47**	**$471,929.21**	
See accompanying notes to the combined financial statements			
Pfizer Inc. PAC			
January 2011 - June 2012			
Combined Statement of Revenues & Expenditures			
Arising from Cash Transactions			
Revenues:			
Contributions			
Payroll Deductions	$647,094.49	$1,264,985.45	$1,912,079.94
Cash	$21,562.24	$50,620.00	$72,182.24
Interest	$10.55	$29.50	$40.05
Refunds from Candidates	$3,500.00	$4,451.95	$7,951.95
Other (Ret Checks Prior Cycle)		$15,750.00	$15,750.00
Total Revenues	**$672,167.28**	**$1,335,836.90**	**$2,008,004.18**
Expenditures:			
Support of Candidates			
Federal	$237,250.00	$549,200.00	$786,450.00
State & Local	$164,150.00	$290,139.00	$454,289.00
Political Parties & Other PAC's	$339,250.00	$579,450.00	$918,700.00
Interest & Other	$265.02	$250.00	$515.02
Expenditures	**$740,915.02**	**$1,419,039.00**	**$2,159,954.02**
Excess of Support over Expenditures	**($68,747.74)**	**($83,202.10)**	**($151,949.84)**
Fund Available:			
Cash Balance			
Beginning of Year	$471,929.21	$555,131.31	
End of Year	**$403,181.47**	**$471,929.21**	
See accompanying notes to the combined financial statements			

Pfizer, Inc. PAC
January 2011 - June 2012
Financial Statements

	2012	2011	Total
Support of Candidates:			
Contributions to:			
U.S. Senate Candidates	$64,250.00	$154,750.00	$219,000.00
U.S. House Candidates	$173,000.00	$394,450.00	$567,450.00
State & Local Candidates	$164,150.00	$290,139.00	$454,289.00
	$401,400.00	**$839,339.00**	**$1,240,739.00**
Other Expenditures:			
Political Parties & Other PAC's	$339,250.00	$579,450.00	$918,700.00
Interest & Other	$265.02	$250.00	$515.02
	$339,515.02	**$579,700.00**	**$919,215.02**
Total Expenditures	**$740,915.02**	**$1,419,039.00**	**$2,159,954.02**

Pfizer Inc. PAC
Notes to the Financial Statements

1. FUND DESCRIPTION

The Pfizer Inc. PAC (the Fund) was formed by Pfizer Inc. (the Company) to solicit and receive voluntary political contributions from employees and stockholders of the Company and certain subsidiaries to assist candidates for elective office. The Fund was registered with the Federal Election Commission in April 1976.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The combined financial statement activities of the Fund include several political action committees which were formed to comply with certain state laws. The accounts of the Fund are maintained on a cash basis. All administrative costs of the Fund are borne by the Company in accordance with federal law.

Tax Status
The Fund is registered as a political organization and, as such, is subject to tax on non-exempt function income, which includes interest income, if any.

3. EXTERNAL FINANCING

The Fund may borrow cash, as necessary, to contribute to candidates in anticipation of employee contributions. The fund did not have any borrowings during the period of January 2011 through June 2012.



Pfizer PAC Political Action Committee

235 East 42nd Street, New York, NY 10017 • https://pfizerpac.pfizer.com

Public Policy Engagement and Political Participation

Engaging in Public Policy

In the highly regulated and competitive pharmaceutical industry, it is crucial to our stakeholders that we engage on public policy issues that may affect our ability to meet patient needs and enhance shareholder value. Essential aspects of our business are regularly challenged by barriers to access, counterfeits, illegal drug importation and challenges to our intellectual property protection.

We have extensive knowledge about health care and many ideas about improving its efficiency, as well as a global perspective on public health, disease prevention and health education and wellness. Pfizer remains committed to working with policy makers to help create an innovative environment where we can cultivate new medicines and bring them to the market, and ensure that patient health and safety remains a priority.

To view our positions on the following important health care and other issues, please visit our corporate website at: www.pfizer.com

- Comparative Effectiveness Research
- Essential Benefits
- Government Program Rebates and Discounts
- Health Care Reform
- Health Insurance Exchanges
- Medicaid Expansion
- Medicare Part D Coverage Gap Discount Program
- Climate Change

Pfizer's Political Contributions and Political Action Committee (PAC) Policy

Corporate Political and Pfizer PAC Contributions:

In the U.S. there are important federal, state and local election laws with which we comply.

The Federal Election Campaign Act (FECA), as amended, prohibits corporations from providing money or in-kind contributions to federal candidates, political parties, political committees or any other entity in connection with a federal election. While some states and local jurisdictions have similar prohibitions on corporate contributions, others permit corporations to directly support state candidates, political parties and committees.

Pfizer has a long-standing policy prohibiting the use of corporate contributions in federal elections, and the Company expects all colleagues to comply with the FECA and corporate policy. The federal contribution ban applies not only to monetary support, but also covers the use of corporate resources and/or services of any monetary value. For this reason, colleagues are prohibited from using any corporate resources for federal election purposes. In state and local jurisdictions that permit corporate contributions, colleagues must seek legal review and approval prior to committing corporate funds or resources to a state or local candidate, political party or political committee. In states where corporate contributions are allowed, Pfizer will use treasury funds to make contributions directly to candidates. These political contributions are made to support the election of candidates, political parties and committees that support public policies important to the industry, such as innovation and access to medicines. Political contributions may not be given to an official in exchange for an official act or to advance particular business projects.

The Pfizer Political Action Committee (PAC) is a nonpartisan organization that provides opportunities for employees to participate in the American political process. The Pfizer PAC is an employee run organization with a Steering Committee made up of Pfizer employees from different divisions of the Company. The Pfizer PAC is funded by voluntary employee contributions. Click here to view the current report.

External Auditor Review

At the end of each Federal election cycle (every two years), the Pfizer PAC is audited by Bond Bebee, a certified public accounting and advisory firm. The firm's Report of Independent Auditors is available in Pfizer's PAC & Corporate Political Contributions Report, January 2009-December 2010 at: http://www.pfizer.com/files/investors/corporate/2009_2010_pac_report.pdf

Independent Expenditures:

In light of the Supreme Court decision in the Citizens United case, Pfizer has determined that it will not make any direct independent expenditures.

527 Issue Organizations:

Pfizer does not traditionally make contributions to 527 Issue Organizations such as MoveOn.Org or Swift Boat Veterans. If we were asked to make such a contribution, it would have to be reviewed and approved by the Political Contributions Policy Committee (described below) and subsequently disclosed in our semiannual political contributions report.

International Political Contributions:

A Pfizer Entity is permitted to make political contributions to political parties, candidates for public office or election committees in countries outside the United States where it is lawful to do so and in certain circumstances. Please see our Corporate Procedure for further information.

Policies and Procedures for Approval/Oversight of PAC and Corporate Political Expenditures

PAC Steering Committee/Political Contributions Policy Committee:

A Steering Committee comprised of eight colleagues reviews and approves all PAC and corporate political contributions on a monthly basis. To ensure adequate representation, Steering Committee members represent different divisions within the Pfizer organization. The PAC Steering Committee evaluates candidates on the basis of their views on issues that impact not only Pfizer but our patients as well. The Committee also takes note of whether Pfizer facilities or colleagues reside in a candidate's district or state. In addition, all PAC and corporate contribution requests are shared with the Pfizer Political Contributions Policy Committee, or PCPC, for review. The PCPC, chaired by Sally Susman, Executive Vice President, Policy, External Affairs and Communications, is comprised of senior leaders from different divisions within the organization, and is responsible for governing the Pfizer PAC.

Board of Directors:

The Board of Directors at Pfizer plays an important role in Pfizer's public policy engagement and political participation. The Corporate Governance Committee of the Board is responsible for maintaining an informed status on public policy issues that may potentially affect the reputation of the pharmaceutical industry and Pfizer. The Board also reviews the PAC and Corporate Political Contributions report before it is published.

Pfizer's Disclosure Policies

Political Contributions:

Pfizer complies fully with all federal, state, and local laws and reporting requirements governing PAC and corporate political contributions. Pfizer also requests that trade associations receiving total payments of $100,000 or more from Pfizer in a given year, report the portion of Pfizer dues or payments used for expenditures or contributions that, if made directly by Pfizer, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. Pfizer has a Corporate Policy Procedure (#802a) that requires all PAC and corporate political contributions be compiled and published semiannually in the PAC and Corporate Political Contributions Report available at www.pfizer.com. We also disclose the information we receive from our trade associations in the semiannual report.

Pfizer continuously re-evaluates its reporting practices to ensure that its disclosures meet the needs of its stakeholders. Over the years, shareholder engagement has helped Pfizer to expand its level of disclosure and create or modify corporate policies related to political expenditures.

Federal and State Lobbying Activity:

We file quarterly reports of our federal lobbying activity in compliance with the Honest Leadership and Open Government Act of 2007 (HLOGA). In addition to Pfizer's federal lobbying activity, the amount we report also includes the amount spent on federal lobbying activity by trade associations of which Pfizer is a member. These reports are available to the public at: http://www.senate.gov/legislative/Public_Disclosure/LDA_reports.htm or at: http://clerk.house.gov/public_disc/index.aspx

With regard to Pfizer's state lobbying activity, Pfizer complies with state registration and reporting requirements in all the states where Pfizer is currently active.

Trade Associations

We are a member of several industry and trade groups, including the U.S. Chamber of Commerce, the Business Roundtable, the National Association of Manufacturers, the Biotechnology Industry Association, and the Pharmaceutical Research and Manufacturers of America (PhRMA). These organizations along with the others we belong to represent both the pharmaceutical industry and the business community at large in an effort to bring about consensus on broad policy issues that can impact Pfizer's business objectives and ability to serve patients. At times we may not completely share the views of these various industry and trade groups and/or members, but we are able to voice our concerns, as appropriate, through our colleagues who serve on the boards and committees of these groups.

A partial listing of our trade association memberships is available on our website at: http://www.pfizer.com/responsibility/grants_contributions/lobbying_and_political_contributions.jsp

August 2012